

KAR AUCTION SERVICES, INC.

Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders
June 4, 2021





TRANSFORMATION





April 23, 2021

Dear Fellow Stockholder:

Thank you for your continued investment in and support of KAR Auction Services, Inc. d/b/a KAR Global ("KAR Global" or the "Company"). You are cordially invited to attend KAR Global's 2021 annual meeting of stockholders, which will be hosted virtually. You will be able to attend the 2021 annual meeting online, vote your shares electronically and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2021.

As a KAR Global stockholder, your vote is important. The matters to be acted upon are described in the notice of annual meeting of stockholders and the proxy statement. Even if you are planning to attend the virtual meeting, you are strongly encouraged to vote your shares in advance through one of the methods described in the proxy statement.

The COVID-19 pandemic significantly challenged many economies and industries around the globe in 2020. Despite the unexpected headwinds, KAR Global quickly pivoted our operations and rapidly accelerated our digital transformation in order to keep both our Company and our customers moving forward. We are proud to have sold approximately 3.1 million vehicles and generated strong cash flow from operations of $384.4 million while extending our leadership position in digital used vehicle marketplaces. Notably, we launched Simulcast+ (ADESA's industry-first, fully-automated, auctioneerless platform powering used vehicle sales from any location); completed the acquisition of BacklotCars, a leading, fast-growing dealer-to-dealer marketplace in the U.S.; and transitioned our used vehicle marketplaces to 100% digital.

Thank you again for your continued support of KAR Global, our Board of Directors, our employees and our future.

Sincerely,

James P. Hallett

Executive Chairman and
Chairman of the Board

Peter Kelly

Chief Executive Officer

This proxy statement is dated April 23, 2021 and is first being distributed to stockholders on or about April 23, 2021.



11299 North Illinois Street
Carmel, Indiana 46032

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	9:00 a.m., Eastern Daylight Time, on June 4, 2021
Place:	Online at www.virtualshareholdermeeting.com/KAR2021
Admission:	To attend the 2021 annual meeting, visit www.virtualshareholdermeeting.com/KAR2021. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.
Items of Business:	The holders of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), voting as a separate class, are being asked to vote on:
	Proposal No. 1: To elect the director nominee designated by Ignition Parent LP ("Apax Investor") to the Board of Directors.
	The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:
	Proposal No. 2: To elect each of the other eight director nominees to the Board of Directors.
	Proposal No. 3: To approve, on an advisory basis, executive compensation.
	Proposal No. 4: To approve an amendment and restatement of the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as amended.
	Proposal No. 5: To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021.
	To transact any other business as may properly come before the meeting or any adjournments or postponements thereof.
Record Date:	You are entitled to vote at the 2021 annual meeting and at any adjournments or postponements thereof if you were a stockholder of record at the close of business on April 9, 2021. A list of stockholders entitled to vote at the 2021 annual meeting will be available for examination during ordinary business hours for 10 days prior to the meeting at the address listed above, and the list will also be available online during the meeting.
Voting by Proxy:	Whether or not you plan to virtually attend the 2021 annual meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail so that your shares can be voted at the 2021 annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on your enclosed proxy card.

On Behalf of the Board of Directors,

Charles S. Coleman

April 23, 2021
Carmel, Indiana

Charles S. Coleman
EVP, Chief Legal Officer and Secretary



Notice of Internet Availability of Proxy Materials for the Annual Meeting

The proxy statement for the 2021 annual meeting and the annual report to stockholders for the fiscal year ended December 31, 2020, each of which is being provided to stockholders prior to or concurrently with this notice, are also available to you electronically via the Internet. We encourage you to review all of the important information contained in the proxy materials before voting. To view the proxy statement and annual report to stockholders on the Internet, visit our website, www.karglobal.com, and click on "Investors" and then the "Financials" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC.

TABLE OF CONTENTS

Forward-Looking Statements: *This proxy statement contains information that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and which are subject to certain risks, trends and uncertainties. In particular, statements made that are not historical facts may be forward-looking statements. Words such as "should," "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. Such statements are based on management's current expectations, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those uncertainties regarding the impact of the COVID-19 pandemic on our business and the economy generally, and those other matters disclosed in the Company's SEC filings. The Company does not undertake any obligation to update any forward-looking statements.*

KAR GLOBAL

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the 2020 performance of KAR Auction Services, Inc. (the "Company," "KAR," "KAR Auction Services" or "KAR Global"), please review the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	9:00 a.m., Eastern Daylight Time, on June 4, 2021
Location:	Online at www.virtualshareholdermeeting.com/KAR2021
Record Date:	Stockholders of record as of the close of business on the record date, April 9, 2021, are entitled to vote at the 2021 annual meeting of stockholders. On the record date, the Company had 124,761,100 shares of common stock issued and outstanding and 581,608 shares of Series A Preferred Stock issued and outstanding.
NYSE Symbol:	KAR
Registrar and Transfer Agent:	American Stock Transfer & Trust Company, LLC

ITEMS TO BE VOTED ON AT ANNUAL MEETING OF STOCKHOLDERS

Proposal	Our Board's Recommendation	Page
1. Election of the director nominee designated by the Apax Investor.	**FOR** the director nominee	6
2. Election of each of the other eight director nominees.	**FOR** each director nominee	6
3. Approval, on an advisory basis, of executive compensation.	**FOR**	24
4. Approval of an amendment and restatement of the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as amended.	**FOR**	61
5. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2021.	**FOR**	68

BOARD NOMINEES (PAGES 7–12)

Name	Age	Director Since	Independent	Primary Occupation	Committee Membership***
Roy Mackenzie	49	2020	Yes	Partner of Apax Partners, LP	**CC**
Carmel Galvin	52	2020	Yes	Chief People Officer at Stripe, Inc.	**CC** (Chair), **NCGC**
James P. Hallett	68	2007	No	Executive Chairman and Chairman of the Board of KAR Auction Services, Inc.	—
Mark E. Hill	65	2014	Yes	Managing Partner of Collina Ventures, LLC and Chairman and Chief Executive Officer of Lumavate LLC	**NCGC** (Chair), **RC**
J. Mark Howell	56	2014	Yes	President and Chief Executive Officer of Conexus Indiana	**RC** (Chair), **AC**
Stefan Jacoby	63	2019	Yes	Automotive Industry Consultant	**CC**, **NCGC**
Peter Kelly	52	2021	No	Chief Executive Officer of KAR Auction Services, Inc.	—
Michael T. Kestner*	67	2013	Yes	Building Products and Automotive Industry Consultant	**AC** (Chair), **RC**
Mary Ellen Smith**	61	2019	Yes	Corporate Vice President of Worldwide Business Operations of Microsoft Corporation	**CC**, **RC**

* Lead Independent Director

** If Ms. Smith is re-elected by the stockholders, we expect Ms. Smith to leave the Compensation Committee and join the Audit Committee immediately following the 2021 annual meeting.

*****AC**=Audit Committee
CC=Compensation Committee
NCGC=Nominating and Corporate Governance Committee
RC=Risk Committee









2020 BUSINESS HIGHLIGHTS

For the year ended December 31, 2020, the Company accelerated its digital transformation to sustain operations in the face of significant and unexpected headwinds from the global COVID-19 pandemic. Specific highlights for fiscal 2020 included:

Transitioned operating model to a

fully digital marketplace

- 100% of vehicles sold via digital channels since April 2020
- Launched industry-leading Simulcast+ platform
- Significantly reduced cost structure to align with digital model
- Registered thousands of new buyers and sellers to our digital platforms

---

Enhanced digital offerings with the

acquisition of BacklotCars

a ***leading, fast-growing*** dealer-to-dealer platform in the U.S.

Generated

strong cash flow from operations

of ***$384.4 million***

Ended year with

strong cash position of

$752.1 million

CORPORATE GOVERNANCE HIGHLIGHTS (PAGES 13–18)

We are committed to high standards of ethical and business conduct and strong corporate governance practices. This commitment is highlighted by the practices described below as well as the information contained on our website, www.karglobal.com, which can be accessed by clicking on ''Investors'' and then the ''Governance'' tab.

- **Annual Elections:** Our directors are elected annually for one-year terms.

- **Majority Voting:** We maintain a majority voting standard for uncontested director elections with a policy for directors to tender their resignation if less than a majority of the votes cast are in their favor.

- **Director and Committee Independence:** Seven of our nine director nominees are independent, and all committees of our Board of Directors (the ''Board'') are comprised entirely of independent directors.

- **Executive Sessions:** Our independent directors meet in executive session at each regularly scheduled Board meeting.

- **Lead Independent Director:** We have a lead independent director who presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and the Company's CEO and Chairman of the Board.

- **Gender Diversity:** More than twenty percent of our director nominees are women.

- **Annual Board and Committee Evaluations:** The Board and its committees each evaluates its performance each year.

- **Robust Equity Ownership Requirements for Non-Employee Directors:** The stock ownership guideline for our non-employee directors is five times their annual cash retainer.

- **Robust Equity Retention Requirements for Non-Employee Directors:** All shares of our common stock granted to non-employee directors must be held for three years after vesting while serving as a director.

- **Robust Equity Ownership Requirements for Executive Officers:** We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is five times his annual base salary, the stock ownership guideline for CEO direct reports and business unit leaders is three times annual base salary and, for the remaining executive officers, two times annual base salary. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

- **Anti-Hedging and Pledging Policies:** Our directors and executive officers are prohibited from hedging or pledging Company stock.

- **Annual management and CEO evaluation and succession planning review:** Our Board conducts an annual evaluation and review of our CEO and each executive officer's performance, development and succession plan.

- **Board Risk Oversight:** The Risk Committee assists the Board in its oversight of: (i) the principal business, financial, technology, operational and regulatory risks and other material risks and exposures of the Company; and (ii) the actions, activities and initiatives of the Company to mitigate such risks and exposures. The Risk Committee provides oversight with respect to risk practices implemented by management, except for the oversight of risks that have been specifically delegated to another committee of the Board (in which case the Risk Committee may maintain oversight over such risks through the receipt of reports from such committees).

EXECUTIVE COMPENSATION (PAGES 25–59)

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. We believe that this strong pay-for-performance orientation has served us well in recent years. For more information regarding our named executive officer compensation, see ‘‘Compensation Discussion and Analysis’’ and the compensation tables that follow such section.

Executive Compensation Best Practices

WHAT WE DO

- ✔ ***Pay for performance:*** Our annual incentive program is 100% performance-based and our equity incentive program is heavily performance-based with 75% of our equity awards in the form of PRSUs tied to long-term performance.
- ✔ ***Independent Compensation Committee:*** All of the members of our Compensation Committee are independent under NYSE rules.
- ✔ ***Independent compensation consultant:*** The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.
- ✔ ***‘‘Double-trigger’’ equity vesting:*** Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.
- ✔ ***Robust equity ownership requirements:*** The stock ownership guideline for our CEO is five times his annual base salary, and two or three times annual base salary for the other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.
- ✔ ***Maximum payout caps:*** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.
- ✔ ***Annual compensation risk assessment:*** Each year we perform an assessment of any risks that could result from our compensation programs and practices.
- ✔ ***Clawback policy:*** Our clawback policy provides for the recovery and cancellation of incentive compensation of an executive officer in the event we are required to prepare an accounting restatement due to such executive officer’s intentional misconduct.
- ✔ ***Stockholder alignment:*** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON’T DO

- ✘ ***Pay dividends on unvested equity awards:*** Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if and to the extent the underlying PRSUs and RSUs vest.
- ✘ ***Provide excise tax gross-ups:*** We do not provide ‘‘golden parachute’’ excise tax gross-ups. The Company and Mr. Hallett entered into a new employment agreement in 2021 eliminating the legacy tax gross-up provision contained in Mr. Hallett’s prior agreement.
- ✘ ***Provide excessive perquisites:*** We provide a limited number of perquisites that are designed to support a competitive total compensation package.
- ✘ ***Guarantee incentive compensation:*** Our annual incentive program and our PRSU equity awards are entirely performance-based and our executive officers are not guaranteed any minimum levels of payment.
- ✘ ***Allow hedging or pledging of the Company’s securities:*** We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.
- ✘ ***Reprice stock options:*** Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.
- ✘ ***Provide pension benefits or supplemental retirement plans:*** We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

97%
“Say on Pay” Support in 2020

PROPOSALS NO. 1 & 2:
ELECTION OF DIRECTORS

DIRECTORS ELECTED ANNUALLY

The Apax Investor has designated, and our Board has nominated, Roy Mackenzie, to stand for election to the Board at the 2021 annual meeting. In addition, our Board has nominated the eight individuals named below to stand for election to the Board at the 2021 annual meeting. The Company's directors are elected each year by our stockholders at the annual meeting (with one member of the Board being elected solely by the holders of Series A Preferred Stock). We do not have a staggered or classified board. Each director's term will last until the 2022 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal. The director nominee designated by the Apax Investor must receive the affirmative vote of a majority of the votes cast by the holders of Series A Preferred Stock (voting as a separate class), and the eight other director nominees must receive the affirmative vote of a majority of the votes cast by the holders of common stock and Series A Preferred Stock, voting together as a single class, in the election of directors at the 2021 annual meeting to be elected (i.e., the number of shares voted ''FOR'' a director nominee must exceed the number of votes cast ''AGAINST'' such nominee).

DIRECTOR INDEPENDENCE

The Board is responsible for determining the independence of our directors. Under the NYSE listing standards, a director qualifies as independent if the Board affirmatively determines that the director has no material relationship with the Company. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. In making independence determinations, the Board complies with NYSE listing standards and considers all relevant facts and circumstances. Based upon its evaluation, our Board has affirmatively determined that the following directors meet the standards of ''independence'' established by the NYSE: David DiDomenico, Carmel Galvin, Mark E. Hill, J. Mark Howell, Stefan Jacoby, Roy Mackenzie, Michael T. Kestner, Mary Ellen Smith and Stephen E. Smith. James P. Hallett, our Executive Chairman and Chairman of the Board, and Peter J. Kelly, our CEO, are not independent directors.

BOARD NOMINATIONS AND DIRECTOR NOMINATION PROCESS

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between the annual meetings of stockholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee may also consider advice and recommendations from others, including third-party search firms, current Board members, management, stockholders and other persons, as it deems appropriate. The Nominating and Corporate Governance Committee has previously retained a third-party search firm to assist with identifying, screening and evaluating potential candidates.

The Nominating and Corporate Governance Committee uses a variety of methods to identify and evaluate potential candidates. Consideration of candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. The Nominating and Corporate Governance Committee will consider the candidate against the criteria it has adopted, as further discussed below, in the context of the Board's then-current composition and the needs of the Board and its committees, and will ultimately recommend qualified candidates for election to the Board. Though the Nominating and Corporate Governance Committee does not have a formal policy regarding consideration of director candidates recommended by stockholders, the Nominating and Corporate Governance Committee generally evaluates such candidates in the same manner by which it evaluates director candidates recommended by other sources. With respect to the director to be elected by the holders of shares of Series A Preferred Stock, such nominee is required to have been designated by the Apax Investor pursuant to the Apax Investment Agreement.

As detailed in both the Nominating and Corporate Governance Committee Charter and the Corporate Governance Guidelines, director candidates are selected based upon various criteria, including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Director candidates are considered in light of the needs of the Board with due consideration given to the foregoing criteria. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings and the Company's annual meetings of stockholders.

In addition, a stockholder may nominate candidates for election as a director, provided that the nominating stockholder follows the procedures set forth in Article II, Section 5 of the Company's Second Amended and Restated By-Laws for nominations by stockholders of persons to serve as directors, including the requirements of timely notice and certain information to be included in such notice. Deadlines for stockholder nominations for next year's annual meeting are included in the ''Requirements, Including Deadlines, for Submission of Proxy Proposals'' section on page 73.

Pursuant to our employment agreements with James P. Hallett, our Executive Chairman and Chairman of the Board, and Peter J. Kelly, our Chief Executive Officer, the Company will nominate each of Messrs. Hallett and Kelly to serve as a member of the Board during his respective period of employment under such agreement.

BOARD QUALIFICATIONS AND DIVERSITY

The Nominating and Corporate Governance Committee and the Board believe that diversity along multiple dimensions, including opinions, skills, perspectives, personal and professional experiences, and other differentiating characteristics, is an important element of its nomination recommendations. The Nominating and Corporate Governance Committee has not identified any specific minimum qualifications which must be met for a person to be considered as a candidate for director. However, Board candidates are selected based upon various criteria including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Although the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee and Board review these factors, including diversity of gender, race, ethnicity, age, cultural background and professional experience, in considering candidates for Board membership.

INFORMATION REGARDING THE NOMINEES FOR ELECTION TO THE BOARD

The following information is furnished with respect to each nominee for election as a director. All of the nominees are currently directors. The nominees were elected by the stockholders at last year's annual meeting, except for Mr. Mackenzie. Mr. Mackenzie was originally appointed to our Board on June 10, 2020 for a term expiring at the 2021 annual meeting pursuant to the terms of the Apax Investment Agreement. For so long as the Apax Investor meets certain beneficial ownership conditions as detailed in the Apax Investment Agreement, the Apax Investor has the right to designate one director to the Board. The Apax Investor has designated Roy Mackenzie for election in 2021 for a term expiring at the 2022 annual meeting. Consistent with the Apax Investment Agreement, our Board now nominates, and recommends, Mr. Mackenzie for election in 2021 for a term expiring at the 2022 annual meeting. The appointment of the Apax Investor designee will be voted on by the holders of Series A Preferred Stock at each annual meeting until the Apax Investor ceases to meet certain beneficial ownership conditions as detailed in the Apax Investment Agreement.

Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If Roy Mackenzie shall not be available for election as a director at the 2021 annual meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by the Apax Investor. If any of the other eight nominees is unavailable to stand for election as a director, your proxy holders will have the authority and discretion to vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the 2021 annual meeting. The ages of the nominees are as of the date of the 2021 annual meeting, June 4, 2021.

Nominees for Election as Directors to Be Elected by Holders of Series A Preferred Stock

Roy Mackenzie



Independent Director
since June 2020
Age: 49

Current Board Committees:
Compensation Committee

Career Highlights

- Partner at Apax Partners, LP (''Apax''), a private equity advisory firm, since January 2003, and also serves on the Investment Committees for the Apax Buyout Funds and Apax Global Alpha.
- Director of Trade Me Ltd, Vyaire Medical, Inc., and Duck Creek Technologies, Inc., each in connection with investments by funds advised by Apax.
- Previously served as a director of several companies in connection with investments by funds advised by Apax, including Sophos Group plc, King Digital Entertainment plc, Exact Software NV, Epicor Software, Inc., and NXP Semiconductors NV.

Other Public and Registered Investment Company Directorships in Last Five Years: Director of Duck Creek Technologies, Inc. since April 2016. Partner at Apax since 2003. Director of Sophos Group PLC from May 2015 to March 2020.

Skills and Qualifications

✓ Extensive experience working closely with management teams to build successful technology companies.

✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.

✓ Deep technology expertise.

✓ Current and prior public board service brings valuable skills and perspectives to our Board.

Mr. Mackenzie is a director who was designated by the Apax Investor under the terms of the Apax Investment Agreement. Only the holders of Series A Preferred Stock may vote on the election of Mr. Mackenzie as a director at the 2021 annual meeting.

✓ **The Board of Directors recommends a vote FOR the election of the foregoing nominee to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted ''FOR'' the election of the director nominee named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.

Nominees for Election as Directors to Be Elected by Holders of Common Stock and Series A Preferred Stock, Voting Together as a Single Class

Carmel Galvin



Independent Director
since February 2020
Age: 52

Current Board Committees:
Compensation Committee (Chair) and Nominating and Corporate Governance Committee

Career Highlights

- Chief People Officer at Stripe, Inc., a payment software services and solutions company, since January 2021.
- Chief Human Resources Officer (''CHRO'') and Senior Vice President, People and Places, at Autodesk, Inc., a multinational software corporation, from March 2018 to January 2021.
- CHRO and Senior Vice President at Glassdoor, Inc., a job listing platform, from April 2016 to February 2018.
- CHRO and Senior Vice President at Advent Software, Inc., an investment management software company, from October 2014 to April 2016.
- Vice President of Talent & Culture Development for Deloitte New-venture Accelerator (DNA), from May 2013 to October 2014.
- Provided human resources consulting services from January 2011 to April 2013 at Front Arch, Inc. and from September 2009 to December 2011 at Corporate Leadership Council (CLC), Corporate Executive Board.
- Managing Director, Global Head of Human Resources at Moody's Analytics (formerly Moody's KMV) from November 2004 to March 2008 and Vice President, Global Head of Human Resources at Barra, Inc. from September 1995 to June 2002.
- Graduate of Trinity College Dublin (BA) and University College Dublin (MBS).

Skills and Qualifications

✓ More than 25 years of talent and culture leadership experience with global organizations in the technology and online sectors.

✓ Extensive experience in helping transform global companies, including leading diversity and inclusion, employee engagement and culture management efforts at companies with varied locations, languages and cultures.

✓ Significant experience with executive compensation programs and practices, including working directly with boards and compensation committees on compensation, talent and succession planning initiatives.

✓ Provides diverse international perspective.

James P. Hallett



Director
since April 2007
Age: 68

Executive Chairman and Chairman of the Board

Career Highlights

- Executive Chairman of the Company since April 2021 and Chairman of the Company since December 2014. Chief Executive Officer of the Company from September 2009 to March 2021.
- Chief Executive Officer and President of ADESA from April 2007 to September 2009, a wholly owned subsidiary of the Company.
- President of Columbus Fair Auto Auction, a large independent automobile auction located in Columbus, Ohio, from May 2005 to April 2007.
- After selling his auctions to ADESA in 1996, Mr. Hallett held various senior executive leadership positions with ADESA between 1996 and 2005, including President and Chief Executive Officer of ADESA.
- Founded and owned two automobile auctions in Canada from 1990 to 1996.
- Managed and then owned a number of new car franchise dealerships for 15 years.
- Winner of multiple industry awards, including NAAA Pioneer of the Year in 2008 and the Ed Bobit Industry Icon award in 2018.
- Recognized as the EY Entrepreneur of the Year 2014 National Services Award Winner and one of Northwood University's 2015 Outstanding Business Leaders.
- Graduate of Algonquin College.

Skills and Qualifications

✓ Committed and deeply engaged leader with over 20 years of experience in key leadership roles throughout the Company and over 40 years of experience in the industry.

✓ As the former Chief Executive Officer and now Executive Chairman, Mr. Hallett has a thorough and in-depth understanding of the Company's business and industry, including its employees, business units, customers and investors, which provides an additional perspective to our Board.

✓ Utilizes strong communication skills to guide Board discussions and keep our Board apprised of significant developments in our business and industry; including our risk management practices, strategic planning and development.

Mark E. Hill



Independent Director
since June 2014
Age: 65

Current Board Committees:
Nominating and Corporate Governance
Committee (Chair) and Risk Committee

Career Highlights

- Managing Partner of Collina Ventures, LLC, a private investment company that invests in software and technology companies, since 2006; and Chairman and Chief Executive Officer of Lumavate LLC, a company that provides a platform for building cloud-based mobile applications, since November 2017.

- Co-founder and Chairman of Bluelock, LLC, a privately held infrastructure-as-a-service company, from 2006 to March 2018.

- Co-Founder, President and Chief Executive Officer of Baker Hill Corporation, a banking industry software and services business, from 1985 to 2006. Baker Hill Corporation was acquired by Experian PLC, a global information solutions company, in 2005.

- Graduate of the University of Notre Dame (BBA) and Indiana University (MBA).

Other Public Company Directorships in Last Five Years:
Director of Interactive Intelligence Group, Inc. from 2004 to 2016.

Skills and Qualifications

✓ Significant executive leadership and management experience leading and owning a software and technology-based business provides our Board with expertise in technology, innovation, and strategic investments.

✓ Extensive experience as an investor and mentor to numerous early stage software and technology companies provides entrepreneurial perspective to the Board.

✓ Key leadership experience in numerous central Indiana business and community service organizations, including TechPoint, the Central Indiana Community Foundation, the Orr Fellowship and the local Teach For America board.

✓ Public company board experience, including serving as a lead independent director.

J. Mark Howell



Independent Director
since December 2014
Age: 56

Current Board Committees:
Risk Committee (Chair) and Audit Committee

Career Highlights

- President and Chief Executive Officer of Conexus Indiana, Indiana's advanced manufacturing and logistics initiative sponsored by Central Indiana Corporate Partnership, Inc., since January 2018.

- Chief Operating Officer of Angie's List, Inc., a national local services consumer review service and marketplace, from March 2013 to September 2017. Angie's List, Inc. was acquired in 2017 and merged into ANGI Homeservices Inc.

- President, Ingram Micro North America Mobility of Ingram Micro Inc., a technology distribution company, from 2012 to 2013.

- President, BrightPoint Americas of BrightPoint, Inc., a distributor of mobile devices for phone companies, including Chief Operating Officer, Executive Vice President and Chief Financial Officer, from 1994 to 2012. BrightPoint, Inc. was sold to Ingram Micro Inc. in 2012.

- Vice President and Corporate Controller of ADESA from August 1992 to July 1994, now a wholly owned subsidiary of the Company.

- Audit Staff and Senior Staff at Ernst & Young LLP.

- Graduate of the University of Notre Dame (BBA in Accounting).

Skills and Qualifications

✓ Extensive senior leadership experience at internet-based and technology-driven companies provides valuable insight as an increasing amount of the Company's consigned vehicles are sold online (with 100% currently sold online).

✓ Significant executive leadership experience in the public company sector.

✓ Provides unique, in-depth knowledge of ADESA and its industry as a former employee of ADESA.

✓ Substantial financial experience.

✓ Certified Public Accountant with experience in public accounting and public companies.

Stefan Jacoby



Independent Director
Since June 2019
Age: 63

Current Board Committees:
Compensation Committee and Nominating and Corporate Governance Committee

Career Highlights

- Consultant in the automotive industry since January 2018.

- Executive Vice President of General Motors Company, a multinational company that designs, manufactures and markets vehicles worldwide, and President of GM International Operations, from August 2013 to January 2018.

- Chief Executive Officer and President of Volvo Car Corporation, a multinational vehicle manufacturer and marketer, from August 2010 to October 2012.

- Served in several capacities at Volkswagen AG, a multinational automotive manufacturing company, between 2004 and 2010, most recently serving as Chief Executive Officer and President of Volkswagen Group of America from 2007 to 2010 and as Executive Vice President of Group Marketing and Sales at Volkswagen AG from 2004 to 2007.

- Chief Executive Officer and President of Mitsubishi Motors Europe, the European headquarters of automotive manufacturer Mitsubishi Motors, from 2001 to 2004.

- Served in a variety of finance and leadership roles at Volkswagen AG from 1985 to 2001.

- Graduate of the University of Cologne, Germany.

Skills and Qualifications

✓ More than 30 years of broad international experience in the automotive industry, including senior management positions with global automakers in Germany, Japan, the Netherlands, Sweden, Singapore and the United States.

✓ Deep insights and understanding of the macro trends and technologies rapidly transforming the automotive industry, including mobility as a service and autonomous vehicles.

✓ Extensive knowledge of customer experience and retail structures. Expansive experience in finance, sales and marketing has given him a deep understanding of the impact of both areas on profitability and successful market growth.

✓ Strong leadership skills in managing and motivating people for establishing momentum for growth and change, building high performance teams in transformative periods and recruiting and retaining senior management.

Peter Kelly



Director
since April 2021
Age: 52

Chief Executive Officer

Career Highlights

- Chief Executive Officer of the Company since April 2021.

- President of the Company from January 2019 to March 2021.

- President of Digital Services of the Company from December 2014 to January 2019 and Chief Technology Officer of the Company from June 2013 to January 2019.

- President and Chief Executive Officer of OPENLANE, a subsidiary of the Company, from February 2011 to June 2013.

- President and Chief Financial Officer of OPENLANE from February 2010 to February 2011.

- Co-founded OPENLANE in 1999, and served in a number of executive roles at OPENLANE from 1999 to 2010.

- Prior to his work with OPENLANE, managed engineering, construction and procurement projects for Taylor Woodrow, a U.K.-based construction and development firm, from 1989 to 1997.

- Graduate of the University College Dublin (Engineering) and Stanford University (MBA).

Skills and Qualifications

✓ More than 20 years of experience in the Company's industry, with unique insights gained as a co-founder and executive of a digital auction start-up and subsequently as a senior executive of the Company, leading our digital services and technology teams and offerings.

✓ As former President and now Chief Executive Officer, Mr. Kelly has a thorough and in-depth understanding of the Company's business and industry, including its employees, business units, customers and digital opportunities, which provides an additional perspective to the Board. Mr. Kelly's entrepreneurial mindset provides further unique perspective.

✓ Deep insights into the businesses and technologies rapidly transforming the Company's business and industry.

✓ Strong leadership skills and technology expertise.

KAR GLOBAL

Michael T. Kestner



Independent Director
since December 2013
Lead Independent Director
since July 2019
Age: 67

Current Board Committees:
Audit Committee (Chair) and
Risk Committee

Career Highlights

- Consultant in the building products and automotive industry since December 2015.
- Chief Financial Officer of Building Materials Holding Corporation, a building products company, from August 2013 to December 2015.
- Partner in FocusCFO, LLC, a consulting firm providing part time CFO services, from April 2012 to August 2013.
- Executive Vice President, Chief Financial Officer and a director of Hilite International, Inc., an automotive supplier of powertrain parts, from October 1998 to July 2011.
- Chief Financial Officer of Sinter Metals, Inc., a supplier of powder metal precision components, from 1995 to 1998.
- Served in various capacities at Banc One Capital Partners, Wolfensohn Ventures LP and as a senior audit manager at KPMG LLP.
- Graduated from Southeast Missouri State University.

Skills and Qualifications

- ✓ Over 20 years as a CFO provides valuable experience and perspective as Chair of the Audit Committee.
- ✓ Brings experience as the former CFO of a large, United States based company which includes experience with complex capital structures and mergers and acquisitions.
- ✓ Extensive experience in financial analysis and financial statement preparation.
- ✓ Management experience in the automotive industry both domestically and internationally provides him with additional insight into financial and business matters that are important to the Company.
- ✓ Certified Public Accountant with experience in public accounting and public companies.

Mary Ellen Smith



Independent Director
since October 2019
Age: 61

Current Board Committees:
Compensation Committee and
Risk Committee

Career Highlights

- Corporate Vice President of Worldwide Business Operations of Microsoft Corporation (''Microsoft''), a technology company, since July 2013.
- Vice President, Worldwide Operations of Microsoft from 2011 to July 2013, General Manager, Worldwide Commercial Operations of Microsoft from 2010 to 2011, and General Manager and President of Microsoft Licensing, GP from 2006 to 2010.
- Served in several roles at Hewlett-Packard Company from 1996 to 2006, including Vice President, Volume Direct and Teleweb, Americas Region, from 2004 to 2006, and Vice President, Worldwide Customer Operations from 2002 to 2004.
- Graduate of Bowling Green State University (BS) and Wright State University (MBA). Earned certificate of completion from the Stanford Executive Program at Stanford University.

Skills and Qualifications

- ✓ Over 30 years of broad and extensive operational and leadership experience in the technology industry with a deep focus on global operations strategy and execution, business transformation change management, global manufacturing, supply chain and logistics.
- ✓ Deep expertise in digital business transformation, change management in transforming business processes from physical to digital supply chain and operations delivering highly impactful business model and cost improvements.
- ✓ Extensive knowledge in leading through growth and expansion by building future operating performance models for new businesses in emerging markets and more broadly, worldwide.
- ✓ Extensive knowledge and broad business skills supporting customer experience enhancements, compliance enhancements, oversight, risk mitigation and management. Highly skilled in finance, sales and marketing support with a deep understanding of business model operations and drivers of profitability.
- ✓ Significant leadership skills leading highly impactful and performing teams and managing people. A proven leader championing diversity and inclusion in corporate culture for all dimensions of diversity.

✓ **The Board of Directors recommends a vote FOR the election of each of the foregoing eight nominees to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted ''FOR'' the election of each of the eight director nominees named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

ROLE OF THE BOARD

The Board oversees the Company's Executive Chairman, CEO and other members of senior management in the competent and ethical operation of the Company and assures that the long-term interests of the stockholders are being served. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Company's Corporate Governance Guidelines are available on our website, www.karglobal.com, by clicking on ''Investors'' and then the ''Governance'' tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the Securities and Exchange Commission (the ''SEC'').

BOARD LEADERSHIP

The Company's Corporate Governance Guidelines provide that the Board shall be free to choose its Chairman in any way it deems best for the Company at any given point in time. If the Chairman is not an independent director, the independent directors are to annually appoint a Lead Independent Director. The Board believes that it should have the flexibility to make these determinations from time to time in the way that it believes best to provide appropriate leadership for the Company under then-existing circumstances.

James P. Hallett currently serves as Executive Chairman and Chairman of the Board, with Michael T. Kestner serving as the Lead Independent Director. Our Board believes that having Mr. Hallett serve as the Chairman of the Board is appropriate for the Company at this time, as it fosters clear accountability, effective decision making and alignment on corporate strategy. Given Mr. Hallett's unparalleled knowledge of the industry and the Company, the Board believes Mr. Hallett is in the best position to focus the independent directors' attention on critical business matters and to speak for and provide leadership to both the Company and the Board. In addition, the Board believes that the appointment of a Lead Independent Director helps ensure that the Company benefits from effective oversight by its independent directors. Our Lead Independent Director presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and the Company's CEO and Chairman of the Board. Our Lead Independent Director, Mr. Kestner, has served on the Board since 2013 and as Lead Independent Director since July 2019. Mr. Kestner is a highly-engaged Lead Independent Director empowered with robust authority and responsibilities, as discussed below.

The Board has adopted a Lead Independent Director Charter, which sets forth a clear mandate with significant authority and responsibilities for the Lead Independent Director, including:

Board Meetings and Executive Sessions	• Has the authority to call meetings of the independent directors, and calls and develops the agenda for executive sessions of the independent directors. • Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors.

Meeting Agendas, Schedules and Materials	• Reviews, in consultation with the Chairman and CEO:
	  • agendas for Board meetings;
	  • meeting schedules to assure there is sufficient time for discussion of all agenda items; and
	  • information sent to the Board, including the quality, quantity, appropriateness and timeliness of such information.

Board/Director Communications	• Serves as principal liaison on Board-wide issues among the independent directors and the Chairman and CEO and facilitates communication generally among directors.
Stockholder Communications	• If requested by stockholders, ensures that he or she is available, when appropriate, for consultation and direct communication.
Chairman and CEO Performance Evaluation	• Together with the Compensation Committee, conducts an annual evaluation of the Chairman and CEO, including an annual evaluation of his or her interactions with the independent directors.
Outside Advisors and Consultants	• Recommends to the independent directors the retention of advisors and consultants who report directly to the Board, and, upon approval by the independent directors, retains such advisors and consultants.

The independent directors of the Company meet in executive session at every regularly scheduled Board meeting. The Company's Corporate Governance Guidelines state that the Chairman of the Board (if an independent director) or the Lead Independent Director (if the Chairman of the Board is not an independent director) shall preside at such executive sessions, or in such director's absence, another independent director designated by the Chairman of the Board or the Lead Independent Director, as applicable. Currently, Mr. Kestner, our Lead Independent Director, presides at the executive sessions of our independent directors.

BOARD MEETINGS AND ATTENDANCE

The Board held eleven meetings during 2020. All of the incumbent directors attended at least 75% of the meetings of the Board and Board committees on which they served during 2020. As stated in our Corporate Governance Guidelines, each director is expected to attend all annual meetings of stockholders. All of our directors attended last year's annual meeting of stockholders.

BOARD COMMITTEES

In 2020, the Board maintained four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee. Each of our committees operates pursuant to a written charter. Copies of the committee charters are available on our website, www.karglobal.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC. The following table sets forth the current membership of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Risk Committee
David DiDomenico[1]	✓		✓	
Carmel Galvin		✓ (Chair)	✓	
James P. Hallett[2]				
Mark E. Hill			✓ (Chair)	✓
J. Mark Howell	✓			✓ (Chair)
Stefan Jacoby		✓	✓	
Peter Kelly[2]				
Michael T. Kestner[3]	✓ (Chair)			✓
Roy Mackenzie		✓		
Mary Ellen Smith		✓		✓
Stephen E. Smith[1]	✓	✓		

(1)   Messrs. DiDomenico and Smith are not standing for re-election at the 2021 annual meeting.

(2)   Mr. Hallett is our Executive Chairman and Chairman of the Board. Mr. Kelly is our CEO.

(3)   Mr. Kestner is our Lead Independent Director.

A description of each Board committee is set forth below.

Audit Committee

Meetings Held in 2020: 5

Primary Responsibilities: Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm. The Audit Committee (i) reviews the audit plans and findings of our independent registered public accounting firm and our internal audit team and tracks management's corrective action plans where necessary; (ii) reviews our financial statements, including any significant financial items and changes in accounting policies or practices, with our senior management and independent registered public accounting firm; (iii) reviews our financial risk and control procedures, compliance programs (including our Code of Business Conduct and Ethics) and significant tax, legal and regulatory matters; (iv) reviews and approves related person transactions; and (v) has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Independence: Each member of the Audit Committee is "financially literate" under the rules of the NYSE, and each of Messrs. Howell and Kestner has been designated as an "audit committee financial expert" as that term is defined by the SEC. In addition, the Board has determined that each member of the Audit Committee meets the standards of "independence" established by the NYSE and is "independent" under the independence standards for audit committee members adopted by the SEC.

Compensation Committee

Meetings Held in 2020: 7

Primary Responsibilities: The Compensation Committee reviews and recommends policies relating to the compensation and benefits of our executive officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our CEO and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and approves the compensation of these officers based on such evaluations. The Compensation Committee also administers the issuance of equity and other awards under our equity plans.

Independence: All of the members of the Compensation Committee are independent under the NYSE rules (including the enhanced independence requirements for compensation committee members).

Nominating and Corporate Governance Committee

Meetings Held in 2020: 5

Primary Responsibilities: The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. The Nominating and Corporate Governance Committee also reviews non-employee director compensation on an annual basis and makes recommendations to the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board concerning governance matters. The Nominating and Corporate Governance Committee also assists the Board in the general oversight of the Company's environmental, social and governance (ESG) strategy, including diversity and inclusion matters. As required by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee oversees an annual evaluation process of the Board and each committee of the Board, as discussed in more detail under "Board and Committee Evaluation Process" below.

Independence: All of the members of the Nominating and Corporate Governance Committee are independent under the NYSE rules.

Risk Committee

Meetings Held in 2020: 4

Primary Responsibilities: The Risk Committee assists the Board in its oversight of (i) the principal business, financial, technology, operational and regulatory risks, and other material risks and exposures of the Company and (ii) the actions, activities and initiatives of the Company to mitigate such risks and exposures. The Risk Committee also provides oversight for matters specifically relating to cyber security and other risks related to information technology systems and procedures. The Risk Committee receives quarterly reports from the Company's Chief Information Security Officer on information security matters, including, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. The Risk Committee also oversees the Company's enterprise risk management ("ERM") program and has direct oversight over certain risks within the ERM framework.

Independence: All of the members of the Risk Committee are independent under the NYSE rules.

BOARD AND COMMITTEE EVALUATION PROCESS

The Nominating and Corporate Governance Committee oversees the annual evaluation process of the Board and each of its committees. The evaluation process includes a self-evaluation by the Board, a self-evaluation by each committee of the Board, and a peer evaluation by each director of each other Board member. The Lead Independent Director also conducts a personal interview with each Board member to gather in-depth perspectives and candid insight about Board, committee and individual director effectiveness and suggestions for improvement. Once the evaluation process is complete, the Nominating and Corporate Governance Committee reports to the full Board the results, including any recommendations, which are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.

The Nominating and Corporate Governance Committee periodically reviews the format of the evaluation process to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, the Board committees and each Board member. The Nominating and Corporate Governance Committee also utilizes the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

BOARD'S RISK OVERSIGHT

Management is responsible for assessing and managing risk at the Company, including communicating the most material risks to the Board and its committees. The Board has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. Oversight of the Company's risks is carried out by the Board as a whole and by each of its committees.

The Board's leadership structure, through its committees, supports its role in risk oversight. In general, the committees oversee the following risks:

- **Audit Committee:** The Audit Committee maintains initial oversight over risks related to (i) the integrity of the Company's financial statements; (ii) internal control over financial reporting and disclosure controls and procedures (including the performance of the Company's internal audit function); (iii) the performance of the independent registered public accounting firm; and (iv) ethics and related issues arising from the Company's whistleblower hotline.

- **Compensation Committee:** The Compensation Committee maintains oversight over risks related to the Company's compensation programs and practices.

- **Nominating and Corporate Governance Committee:** The Nominating and Corporate Governance Committee monitors potential risks relating to the effectiveness of the Board, notably director succession, composition of the Board and the principal policies that guide the Company's governance.

- **Risk Committee:** The Risk Committee maintains oversight over the Company's enterprise-level risks, including with respect to cyber security and information technology systems and procedures as noted above. The Risk Committee provides oversight with respect to risk practices implemented by management, except for the oversight of risks that have been specifically delegated to another committee of the Board. Even when the oversight of a specific area of risk has been delegated to another committee, the Risk Committee may maintain oversight over such risks through the receipt of reports from the committee chairs.

The Board maintains oversight over such risks through the receipt of reports from the committee chairs at each regularly scheduled Board meeting.

As part of the risk management process, an annual risk assessment is conducted by management to identify and prioritize the most significant enterprise risks to the Company. This risk assessment is reviewed with the Risk Committee and helps guide the focus and selection of risks that are brought to the Risk Committee for review or covered by the full Board or its other committees. The reviews by the Risk Committee and other committees occur principally through the receipt of reports from management and third parties on applicable areas of risk, and discussions with management and third parties regarding risk assessment and risk management.

At its regularly scheduled meetings, the Board generally receives a number of reports which include information relating to risks faced by the Company. The Company's Chief Financial Officer provides a report on the Company's results of operations, its liquidity position, including an analysis of prospective sources and uses of funds, and the implications to the Company's debt covenants and credit rating, if any. The Company's Chief Legal Officer provides a privileged report which provides information regarding the status of the Company's material litigation and related matters, if any, including environmental updates and the Company's continuing compliance with applicable laws and regulations. Further, the president of each primary business unit provides information relating to strategic, operational and competitive risks. At each regularly scheduled Board meeting, the Board also receives reports from the Chair of the Risk Committee as well as other committee chairs, which may include a discussion of risks initially overseen by the committees for discussion and input from the Board. As noted above, in addition to these regular reports, the Risk Committee receives reports on specific areas of risk, such as regulatory, cyclical or other risks, and reports to the Board on these matters.

COVID-19 Risk Oversight

Since the onset of the COVID-19 pandemic in March 2020, the Board has exercised oversight of the Company's response and risk management through periodic meetings, interim calls, and regular communications with management on business performance, employee health and safety, risk mitigation efforts, and strategic planning. Actions taken at the peak of the crisis included holding weekly Board calls with key members of management.

CORPORATE GOVERNANCE DOCUMENTS

The Board has adopted the following corporate governance documents:

Document	Purpose/Application
Code of Business Conduct and Ethics	Applies to all of the Company's employees, officers and directors, including those officers responsible for financial reporting.
Code of Ethics for Principal Executive and Senior Financial Officers	Applies to the Company's principal executive officer, principal financial officer, principal accounting officer and such other persons who are designated by the Board.
Corporate Governance Guidelines	Contains general principles regarding the functions of the Board and its committees.
Committee Charters	Apply to the following Board committees, as applicable: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee.
Lead Independent Director Charter	Sets forth a clear mandate and significant authority and responsibilities for the Lead Independent Director.

We expect that any amendment to or waiver of the codes of ethics that apply to executive officers or directors will be disclosed on the Company's website. The foregoing documents are available on our website, www.karglobal.com, by clicking on ''Investors'' and then the ''Governance'' tab and in print to any stockholder who requests them. Requests should be made to KAR Auction Services, Inc., Investor Relations, 11299 North Illinois Street, Carmel, Indiana 46032.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2020, each of Messrs. Jacoby, Mackenzie and Smith and Mmes. Galvin and Smith served as members of the Compensation Committee. None of our executive officers serve, or in fiscal year 2020 served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the individuals serving as members of the Compensation Committee during fiscal year 2020 are now or were previously an officer or employee of the Company or its subsidiaries.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Any stockholder or other interested parties desiring to communicate with the Board, the Chairman of the Board, a committee of the Board or any of the independent directors individually or as a group regarding the Company may directly contact such directors by delivering such correspondence to the Company's Chief Legal Officer at KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032. Our Chief Legal Officer reviews all such correspondence and forwards to the applicable director(s) copies of all such applicable correspondence.

The Audit Committee has established procedures for employees, stockholders and others to submit confidential and anonymous reports regarding accounting, internal accounting controls, auditing or any other relevant matters.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant (most recently by ClearBridge Compensation Group LLC ("ClearBridge") in October 2018).

In setting director compensation, we consider various factors including market comparison studies and trends, the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the Nominating and Corporate Governance Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Directors who also serve as employees of the Company do not receive payment for service as directors.

Based in part on ClearBridge's October 2018 review of our director compensation program and those of the Company's then-current proxy comparator group (which was also used in executive compensation benchmarking), in October 2018 the Nominating and Corporate Governance Committee recommended, and the Board approved, certain changes to our director compensation program effective in 2019. Based on its most recent review, the Nominating and Corporate Governance Committee recommended, and the Board agreed, that no changes should be made to director compensation for 2021. There have been no increases in compensation paid to our directors since those approved in October 2018. If stockholders approve amending and restating our Omnibus Plan (Proposal No. 4), non-employee directors will not be eligible to receive aggregate compensation, including equity awards and cash fees, exceeding $750,000 in total value in any calendar year.

During 2020, in connection with the COVID-19 pandemic, each of our non-employee directors voluntarily elected to forgo one-fourth of his or her annual cash retainer and applicable chair, membership and lead independent director fees, which was each to be paid at the end of the second quarter 2020. Mr. Mackenzie agreed not to receive compensation for his service as a director.

CASH AND STOCK RETAINERS

Non-employee directors who served for the entirety of 2020 were entitled to receive:

Components of Director Compensation Program For 2020 Service	Annual Amount	Form of Payment[1]
Annual Cash Retainer[2]	$85,000	Cash
Annual Stock Retainer[3]	$130,000	Restricted Stock
Lead Independent Director Fee	$30,000	Cash
Audit Committee Chair Fee	$25,000	Cash
Compensation Committee Chair Fee	$20,000	Cash
Nominating and Corporate Governance and Risk Committee Chair Fee	$10,000	Cash
Audit Committee Membership Fee	$7,500	Cash

(1) May elect to receive annual cash retainer in shares of our common stock.

(2) One-fourth of the annual cash retainer is paid at the end of each quarter, provided that the director served as a director in such fiscal quarter.

(3) Pursuant to our Policy on Granting Equity Awards, unless specifically provided otherwise by the Compensation Committee or the Board, annual grants for directors are effective on the date of the annual meeting at which the director was elected or re-elected. The annual restricted stock grant vests after one year (i.e., on the anniversary of the annual meeting), and is subject to forfeiture until vested. The number of shares of our common stock received is based on the value of the shares on the date of the restricted stock grant.

Annual cash and stock retainers and any applicable fees described above are prorated for non-employee directors who begin such service on a date other than the date of the Company's annual meeting of stockholders. Directors do not receive fees for attending Board or committee meetings. All of our directors are reimbursed for reasonable expenses incurred in connection with attending Board meetings, committee meetings and director education events.

DIRECTOR DEFERRED COMPENSATION PLAN

Our Board adopted the KAR Auction Services, Inc. Directors Deferred Compensation Plan (the "Director Deferred Compensation Plan") in December 2009. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his or her cash director fees into a pre-tax interest-bearing deferred compensation account, which account accrues interest as described in the Director Deferred Compensation Plan. Amounts under the Director Deferred Compensation Plan may also be invested in the same investment choices as are available under our 401(k) plan. Non-employee directors also may choose to receive all or a portion of their annual stock retainer in the form of a deferred share account that tracks shares of our common stock. The Director Deferred Compensation Plan provides that the amount of cash in a director's deferred cash account, plus the number of shares of our common stock equal to the number of shares in the director's deferred share account, will be delivered to a director in installments over a specified period or within 60 days following the date of the director's departure from the Board, with cash being paid in lieu of any fractional shares.

DIRECTOR STOCK OWNERSHIP AND HOLDING GUIDELINES

The Company's non-employee directors are subject to the Company's director stock ownership and holding guidelines. The stock holding guideline requires each non-employee director to hold any shares of the Company's common stock granted by the Company for at least three years post-vesting while serving as a director, subject to certain exceptions approved by the Nominating and Corporate Governance Committee.

The Company's stock ownership guideline requires each non-employee director to own a minimum of five times his or her annual cash retainer amount in shares of Company stock. All non-employee directors are in compliance with this stock ownership guideline, except for Messrs. DiDomenico, Jacoby and Howell and Mmes. Galvin and Smith due to the timing of joining the Board, the decrease in our stock price following the IAA Spin-Off (defined below) and the impact of the COVID-19 pandemic on our business.

These guidelines did not apply to Mr. Mackenzie, who agreed to waive all non-employee director compensation in 2020.

DIRECTOR COMPENSATION PAID IN 2020

The following table provides information regarding the fiscal 2020 compensation paid to our non-employee directors:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
David DiDomenico	$92,500	$130,002	$222,502
Carmel Galvin	$81,090	$130,002	$211,092
Mark E. Hill	$95,000	$130,002	$225,002
J. Mark Howell	$102,500	$130,002	$232,502
Stefan Jacoby	$85,000	$130,002	$215,002
Michael T. Kestner	$140,000	$130,002	$270,002
Roy Mackenzie[3]	—	—	—
Mary Ellen Smith	$85,000	$130,002	$215,002
Stephen E. Smith	$109,185	$130,002	$239,187

(1)   The amounts represent the $85,000 annual cash retainer paid to each non-employee director, plus an additional $30,000 paid to the Lead Independent Director, an additional $25,000 paid to the Chair of the Audit Committee, an additional $20,000 paid to the Chair of the Compensation Committee, an additional $10,000 paid to the Chair of the Nominating and Corporate Governance Committee and the Chair of the Risk Committee, and an additional $7,500 paid to members of the Audit Committee (other than the Chair). In connection with the COVID-19 pandemic, each

of our non-employee directors voluntarily elected to forgo one-fourth of his or her annual cash retainer and applicable chair, membership and lead independent director fees, which was each to be paid at the end of the second quarter 2020. Fees earned or paid in cash actually received in 2020 by each non-employee director are as follows: Mr. DiDomenico—$69,375; Ms. Galvin—$59,840; Mr. Hill—$71,250; Mr. Howell—$76,875; Mr. Jacoby—$63,750; Mr. Kestner—$105,000; Mr. Mackenzie—$0; Ms. Smith—$63,750; and Mr. Smith—$81,060.

(2)   The amounts represent the aggregate grant date fair value, computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), of shares of restricted stock awarded to each non-employee director as an annual stock retainer. Each non-employee director who was serving as a director after June 4, 2020, the date of our 2020 annual meeting, received 8,228 shares of restricted stock as an annual stock retainer in June 2020. Pursuant to the Director Deferred Compensation Plan, Messrs. DiDomenico, Hill, Howell, Jacoby, Kestner, and Smith and Ms. Galvin each elected to receive 100% of his or her annual stock retainer in a deferred share account. Please see "Outstanding Director Restricted Stock Awards" below for the aggregate number of stock awards outstanding at fiscal year-end for each non-employee director.

(3)   Mr. Mackenzie agreed to waive all non-employee director compensation in 2020.

Mr. Hallett was not entitled to receive any fees or other compensation for serving as a member of our Board in 2020 because he was employed by the Company.

OUTSTANDING DIRECTOR RESTRICTED STOCK AWARDS

The following table sets forth information regarding the number of unvested or deferred shares of our common stock held by each non-employee director as of December 31, 2020:

Name	Unvested Shares and Dividend Equivalents[1]	Deferred Phantom Shares and Dividend Equivalents[2]
David DiDomenico	8,228	3,948
Carmel Galvin	8,228	2,030
Mark E. Hill	8,228	46,413
J. Mark Howell	8,228	15,356
Stefan Jacoby	8,228	2,312
Michael T. Kestner	8,228	32,011
Roy Mackenzie	—	—
Mary Ellen Smith	8,228	—
Stephen E. Smith	8,228	11,220

(1)   This number represents unvested shares of restricted stock and, for those directors who deferred, unvested phantom stock.

(2)   This number represents vested phantom stock and dividend equivalents which are deferred in each director's account pursuant to the Director Deferred Compensation Plan. These shares will be settled for shares of our common stock on a one-for-one basis.

BENEFICIAL OWNERSHIP OF COMPANY STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A Preferred Stock as of April 9, 2021 of: (1) each person or entity who beneficially owns more than 5% of any class of the Company's voting securities; (2) each of our directors, director nominees and named executive officers; and (3) all of our directors, director nominees and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each stockholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. The percentage calculations below are based on 124,761,100 shares of our common stock and 581,608 shares of Series A Preferred Stock outstanding as of April 9, 2021, rather than the percentages set forth in any stockholder's Schedule 13D or Schedule 13G filing. Unless otherwise indicated in a footnote, the business address of each person is our corporate address, c/o KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032.

Name of Beneficial Owner	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned	
	Number of Shares[1]	Percent of Class[2]	Number of Shares	Percent of Class
5% BENEFICIAL OWNERS				
Ignition Acquisition Holdings LP[3]	—[4]	—[4]	528,736	90.91%
Periphas Kanga Holdings, LP[5]	—[4]	—[4]	52,872	9.09%
Wellington Management Group LLP[6]	17,479,860	14.01%		
BlackRock, Inc.[7]	14,284,706	11.45%		
The Vanguard Group[8]	12,060,409	9.67%		
The Hartford Mutual Funds, Inc.[9]	11,032,633	8.84%		
NAMED EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES				
David DiDomenico	22,176	*		
Thomas J. Fisher	13,307	*		
Carmel Galvin	10,258	*		
James P. Hallett[10]	675,760	*		
John C. Hammer	24,555	*		
Mark E. Hill[11]	103,641	*		
J. Mark Howell	23,584	*		
Stefan Jacoby	11,957	*		
Peter J. Kelly	214,113	*		
Michael T. Kestner	46,161	*		
Eric M. Loughmiller[10]	358,117	*		
Roy Mackenzie[3]	—	—	528,736	90.91%
Mary Ellen Smith	18,484	*		
Stephen E. Smith	27,137	*		
Executive officers, directors and director nominees as a group (18 persons)[12]	1,733,656	1.39%		

* Less than one percent

(1) The number of shares includes shares of our common stock subject to vesting requirements and options exercisable within 60 days of April 9, 2021.

(2) Shares subject to options exercisable within 60 days of April 9, 2021 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

(3) Based solely on information disclosed in a Schedule 13D/A filed with the SEC on September 14, 2020, reporting beneficial ownership of 500,000 shares of Series A Preferred Stock which, as reported as of such date, were convertible into 28,169,000 shares of common stock, beneficially owned by Ignition Acquisition Holdings LP (which

excluded any accrued dividends that had not yet been declared by the Issuer as of such filing). In this filing, it was disclosed that Ignition Acquisition Holdings GP, LLC, as the general partner of Ignition Acquisition Holdings LP, Ignition Parent LP, as the sole member of Ignition Acquisition Holdings GP, LLC, Ignition GP LLC, as the general partner of Ignition Parent LP, Ignition Topco Ltd, as the sole member of Ignition GP LLC, Apax X GP Co. Limited, as investment manager of the relevant investment vehicles in the fund known as Apax X which is the sole shareholder of Ignition Topco Ltd, and Apax Guernsey (Holdco) PCC Limited Apax X Cell, as the sole parent of Apax X GP Co. Limited, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. Based solely on information disclosed in a Registration Statement on Form S-3 filed with the SEC on February 18, 2021, Apax X GP Co. Limited is controlled by its board of directors that is comprised of the following persons: Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples. The address of Ignition Acquisition Holdings LP, Ignition Acquisition Holdings GP, LLC, Ignition Parent LP and Ignition GP LLC is c/o Apax Partners, L.P., 601 Lexington Avenue, New York, NY 10022. The address of Ignition Topco Ltd is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP, Place of Organization: Guernsey. The address of Apax X GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ. Mr. Mackenzie is a partner at Apax and is also our director. Mr. Mackenzie disclaims beneficial ownership of the shares of common stock beneficially owned by Ignition Acquisition Holdings LP.

(4)   At the close of business on April 9, 2021, the record date, (i) Ignition Acquisition Holdings LP held in the aggregate voting power equivalent to 29,787,944 shares of our common stock, approximately 19.27% of our common stock on an as-converted basis, and (ii) Periphas held in the aggregate voting power equivalent to 2,978,704 shares of our common stock, approximately 2.33% of our common stock on an as-converted basis.

(5)   Periphas Kanga Holdings GP, LLC as the general partner of Periphas Kanga Holdings, LP, SKM, LLC, as the managing member of Periphas Kanga Holdings, GP, LLC and Sanjeev Mehra, as the investment manager of SKM, LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. The principal business address of each of the individuals and entities identified in this paragraph is 667 Madison Avenue, 15th Floor, New York, NY 10065.

(6)   Based solely on information disclosed in a Schedule 13G/A filed by Wellington Management Group LLP on February 4, 2021. According to this Schedule 13G/A, Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP have shared voting power with respect to 15,332,275 shares, shared dispositive power with respect to 17,479,860 shares, and no sole voting or dispositive power, and Wellington Management Company LLP has shared voting power with respect to 15,259,232 shares, shared dispositive power with respect to 17,152,489 shares, and no sole voting or dispositive power. The address of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is 280 Congress Street, Boston, MA 02210.

(7)   Based solely on information disclosed in a Schedule 13G/A filed by BlackRock, Inc. on January 27, 2021. According to this Schedule 13G/A, BlackRock, Inc. has sole voting power with respect to 14,033,859 shares, sole dispositive power with respect to 14,284,706 shares, and no shared voting or dispositive power. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(8)   Based solely on information disclosed in a Schedule 13G/A filed by The Vanguard Group on February 10, 2021. According to this Schedule 13G/A, The Vanguard Group has sole voting power with respect to zero shares, sole dispositive power with respect to 11,816,747 shares, shared voting power with respect to 131,090 shares and shared dispositive power with respect to 243,662 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(9)   Based solely on information disclosed in a Schedule 13G filed by The Hartford Mutual Funds, Inc. on behalf of Hartford Midcap Fund on February 9, 2021. According to this Schedule 13G, The Hartford Mutual Funds, Inc. has shared voting power with respect to 11,032,633 shares, shared dispositive power with respect to 11,032,633 shares, and no sole voting or dispositive power. The address of The Hartford Mutual Funds, Inc. is 690 Lee Road, Wayne, Pennsylvania 19087.

(10)   Includes the following shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 9, 2021: Mr. Hallett, 194,404; and Mr. Loughmiller, 97,204.

(11)   Includes 800 shares held in a family member's brokerage account, over which Mr. Hill holds a power of attorney. Mr. Hill disclaims beneficial ownership of these shares.

(12)   Includes an aggregate of 291,608 shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 9, 2021.

PROPOSAL NO. 3:

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL

In accordance with Section 14A of the Exchange Act and related SEC rules, the Company seeks a non-binding advisory vote from its stockholders to approve the compensation of its named executive officers as described in the "Compensation Discussion and Analysis" section beginning on page 25 and the compensation tables that follow such section. The Company seeks this non-binding advisory vote from its stockholders annually, pursuant to the results of the stockholders' vote at the Company's 2017 annual meeting of stockholders selecting such frequency.

*At the 2020 annual meeting, approximately **97%** of the votes cast were in favor of the advisory vote to approve executive compensation.*

Our executive compensation program includes certain "best practices" in governance and executive compensation, including the following:

- **Pay for performance:** Our 2020 annual incentive program is 100% performance-based and our equity incentive program is heavily performance-based with 75% of our equity awards in the form of PRSUs.

- **Independent Compensation Committee:** All of the members of our Compensation Committee are independent under NYSE rules.

- **Independent compensation consultant:** The Compensation Committee retains its own independent compensation consultant to review our executive compensation program and practices.

- **Maximum payout caps:** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

- **Clawback policy for financial misconduct:** Our clawback policy provides for the recovery and cancellation of an executive officer's incentive compensation in the event we are required to prepare an accounting restatement due to such executive officer's intentional misconduct.

- **No excise tax gross-ups:** The Company and Mr. Hallett entered into a new employment agreement in 2021 eliminating the legacy tax gross-up provision contained in Mr. Hallett's prior agreement.

- **Double-trigger vesting provisions in equity award agreements:** Our equity awards permit accelerated vesting of assumed or replaced equity awards upon a change in control only if an executive experiences a qualifying termination of employment in connection with or following such change in control.

- **Robust equity ownership requirements:** We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is five times his annual base salary.

- **Stockholder alignment:** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis" section and the compensation tables that follow. Because this vote is advisory, it will not be binding upon the Board; however, the Board and the Compensation Committee value our stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The affirmative vote of the holders of a majority of the shares present and entitled to vote at the 2021 annual meeting is required to approve this proposal.

✓ **The Board of Directors recommends that you vote FOR the advisory vote to approve executive compensation.**

Proxies solicited by the Board of Directors will be voted "FOR" the advisory vote to approve executive compensation unless stockholders specify a contrary vote.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this proxy statement that describe the compensation awarded and paid to the named executive officers.

Named Executive Officers

Our named executive officers for the last completed fiscal year were (i) our chief executive officer; (ii) our chief financial officer; and (iii) each of the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year. Our named executive officers are:

Name	Title*
James P. ("Jim") Hallett	Chief Executive Officer and Chairman of the Board
Eric M. ("Eric") Loughmiller	Executive Vice President and Chief Financial Officer
Peter J. ("Peter") Kelly	President
John C. ("John") Hammer	Chief Commercial Officer for KAR and President of ADESA
Thomas J. ("Tom") Fisher	Executive Vice President and Chief Digital Officer

* The titles shown for our named executive officers reflect their position during 2020. On April 1, 2021, Mr. Hallett became Executive Chairman of the Company, and Mr. Kelly became the Company's Chief Executive Officer.

This Compensation Discussion and Analysis is organized into six sections:




- Executive Summary (pages 27–29)
- Compensation Philosophy and Objectives (page 30)
- The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation (pages 30–31)
- Elements Used to Achieve Compensation Philosophy and Objectives (pages 32–42)
- Compensation Policies and Other Information (pages 43–44)
- Results of Say on Pay Votes at 2020 Annual Meeting (page 44)

2020 Executive Compensation Highlights

- During this extraordinary year, the Compensation Committee was actively involved in ensuring that the Company's compensation program remained aligned with our pay-for-performance philosophy and our stockholders' interests. The Compensation Committee focused on ensuring that the compensation program is a fair reflection of corporate and individual performance, while motivating and retaining high-performing executives, mitigating compensation-related risks, and recognizing the continued uncertainty caused by the COVID-19 pandemic.

- As part of a series of measures to better enable the Company to weather the extraordinary challenges presented by the COVID-19 pandemic, each of the Company's named executive officers voluntarily reduced or eliminated their base salaries during the second quarter of 2020.

- Payouts based on achievement of performance objectives under our Annual Incentive Program (as subsequently defined) were at 76.4% of the target award amount for the named executive officers. As described in more detail below, the Compensation Committee, in consultation with its independent compensation consultant, worked diligently to ensure that the 2020 Annual Incentive Program performance objectives were reflective of both pre-COVID-19 and post-COVID-19 goals and objectives. The Compensation Committee ultimately adjusted the threshold 2020 Adjusted EBITDA performance level and the 2020 MBOs (each as defined below) and capped any payout at target.

- We continued our heavy focus on performance-based equity awards with 75% of our 2020 equity awards being granted in the form of PRSUs tied to three-year financial performance goals. While the goals were approved prior to the impact of the COVID-19 pandemic, we have not approved adjustments to the performance goals.

These compensation highlights are discussed in more detail below.

IAA Spin-Off

In 2019, we completed the spin-off of our former salvage auction business, IAA, Inc. ("IAA"), to our stockholders, resulting in KAR and IAA being two independent, publicly-traded companies (the "IAA Spin-Off"). In connection with the IAA Spin-Off, KAR stockholders received one share of IAA stock for every one share of KAR stock held as of June 18, 2019. All equity awards outstanding as of the IAA Spin-Off were adjusted to preserve the economic value of the awards in accordance with the Employee Matters Agreement, dated June 27, 2019, between KAR and IAA. The adjusted KAR awards and adjusted IAA awards are generally subject to the same terms and conditions, and will continue to vest on the same schedule, except as noted below. For purposes of award vesting, continued employment with KAR is treated as continued employment for both KAR and IAA awards. The following summarizes the adjustments to each type of award:

• RSUs: Holders of outstanding KAR RSUs retained such KAR RSUs and also received an RSU relating to IAA common stock in respect of each KAR RSU held.

• PRSUs Granted in 2018: KAR 2018 PRSUs were converted into time-based RSUs relating to KAR common stock at the target performance level, and each holder retained such KAR RSUs and received a corresponding RSU relating to IAA common stock for each KAR RSU held.

• PRSUs Granted in 2019: Holders of KAR 2019 PRSUs retained such PRSUs and received a PRSU relating to IAA common stock in respect of each KAR PRSU held. The PRSUs were subject to adjusted performance criteria for the period from January 1, 2019, through December 31, 2019, which performance criteria was determined by the KAR and IAA compensation committees following the IAA Spin-Off. For both the KAR PRSUs and the IAA PRSUs, the performance-based vesting criteria applied to the 2019 performance year only, with only time-based vesting being applicable through the third anniversary of the applicable grant date for KAR PRSUs and through December 31, 2021 for IAA PRSUs.

• Stock Options: Each KAR stock option was converted into two separate options, an adjusted option to purchase KAR common stock and an option to purchase IAA common stock, with the number and exercise prices of both options adjusted to maintain economic value. A conversion formula based on the pre-spin closing price of KAR and IAA was used to determine the exercise prices of the adjusted options.

For the year ended December 31, 2020, the Company accelerated its digital transformation to sustain operations in the face of significant and unexpected headwinds from the global COVID-19 pandemic. Specific highlights for fiscal 2020 included:



Transitioned operating model to a
fully digital marketplace

- 100% of vehicles sold via digital channels since April 2020
- Launched industry-leading Simulcast+ platform
- Significantly reduced cost structure to align with digital model
- Registered thousands of new buyers and sellers to our digital platforms

Enhanced digital offerings with the
acquisition of BacklotCars
a *leading, fast-growing* dealer-to-dealer platform in the U.S.





Generated
strong cash flow from operations
of *$384.4 million*

Ended year with
strong cash position of
$752.1 million



COVID-19 Impact on 2020 Compensation

In March 2020, the Company's business operations were adversely impacted by the COVID-19 pandemic. In response to the pandemic, the Company temporarily suspended many of its operations, temporarily furloughed the majority of its workforce in April 2020 and instituted wage reductions for all senior employees. Additionally, to protect the safety and welfare of its workforce, the Company also strongly encouraged all employees capable of performing their responsibilities off-site to begin working remotely.

The severe and immediate impact of the COVID-19 pandemic on businesses and consumers changed the expectations for wholesale and retail activity for 2020. In response, the Company revised its operating plans and adjusted its priorities to focus on reducing balance sheet risk, navigating the uncertainty ahead and ensuring the ability to sustain operations for an extended period of disruption. The Company simultaneously shifted resources and mobilized staff to dramatically accelerate its transformation from a primarily physical auction process to a fully-digital marketplace business for the wholesale used car industry. The pandemic required the named executive officers to take swift and significant actions to both preserve the Company and accelerate opportunities for future growth.

During this extraordinary year, the Compensation Committee was actively involved in ensuring that the Company's compensation program remained aligned with our pay-for-performance philosophy and our stockholders' interests. The Compensation Committee focused on ensuring that the compensation program is a fair reflection of corporate and individual performance, while motivating and retaining high-performing executives, mitigating compensation-related risks, and recognizing the continued uncertainty caused by the COVID-19 pandemic.

2020 Base Salaries

As part of a series of measures to better enable the Company to weather the extraordinary challenges presented by the COVID-19 pandemic, each of the Company's named executive officers voluntarily reduced or eliminated their base salaries during the second quarter of 2020.

2020 Annual Incentive Program

A combination of the Company's 2020 Adjusted EBITDA performance (80%) and each named executive officer's individual performance against his 2020 MBOs (20%) were utilized as performance metrics for 2020.

As described in detail below, the Compensation Committee, after careful review and in consultation with ClearBridge, adjusted the threshold 2020 Adjusted EBITDA performance level and the 2020 MBOs to align to the Company's performance and priorities in light of the COVID-19 pandemic. The Compensation Committee determined that any potential 2020 annual incentive award payout would be capped at target, thereby eliminating the superior opportunity. Payouts based on achievement of performance objectives under our Annual Incentive Program were at 76.4% of the target award amount for the named executive officers.

2020 Long-Term Incentive Program

PRSU awards made up 75% of the value of the aggregate long-term incentives granted to the named executive officers in 2020, with the remaining 25% being in the form of RSUs. Although the three-year performance goals were established prior to the impact of the COVID-19 pandemic, the Compensation Committee did not make adjustments to the 2020 PRSU performance goals.

Our Executive Compensation Practices are Aligned with Stockholders' Interests

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. We believe that this strong pay for performance orientation has served us well in recent years.

WHAT WE DO

✔ *Pay for performance:* Our annual incentive program is 100% performance-based and our equity incentive program is heavily performance-based with 75% of our equity awards in the form of PRSUs tied to long-term performance.

✔ *Independent Compensation Committee:* All of the members of our Compensation Committee are independent under NYSE rules.

✔ *Independent compensation consultant:* The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✔ *"Double-trigger" equity vesting:* Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✔ *Robust equity ownership requirements:* The stock ownership guideline for our CEO is five times his annual base salary, and two or three times annual base salary for the other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✔ *Maximum payout caps:* The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✔ *Annual compensation risk assessment:* Each year we perform an assessment of any risks that could result from our compensation programs and practices.

✔ *Clawback policy:* Our clawback policy provides for the recovery and cancellation of incentive compensation of an executive officer in the event we are required to prepare an accounting restatement due to such executive officer's intentional misconduct.

✔ *Stockholder alignment:* We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✘ *Pay dividends on unvested equity awards:* Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if and to the extent the underlying PRSUs and RSUs vest.

✘ *Provide excise tax gross-ups:* We do not provide "golden parachute" excise tax gross-ups. The Company and Mr. Hallett entered into a new employment agreement in 2021 eliminating the legacy tax gross-up provision contained in Mr. Hallett's prior agreement.

✘ *Provide excessive perquisites:* We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✘ *Guarantee incentive compensation:* Our annual incentive program and our PRSU equity awards are entirely performance-based and our executive officers are not guaranteed any minimum levels of payment.

✘ *Allow hedging or pledging of the Company's securities:* We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✘ *Reprice stock options:* Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✘ *Provide pension benefits or supplemental retirement plans:* We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

97%
"Say on Pay"
Support in 2020

COMPENSATION PHILOSOPHY AND OBJECTIVES

We design and administer our executive pay programs to help ensure the compensation of our named executive officers is (i) closely aligned with our performance on both a short-term and long-term basis; (ii) linked to specific, measurable results intended to create value for stockholders; and (iii) competitive in attracting and retaining key executive talent. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

- align the interests of our executive officers with the interests of our stockholders so that our executive officers manage from the perspective of owners with an equity stake in the Company;

- motivate and focus our executive officers through incentive compensation programs directly tied to our business objectives and financial results;

- support a one-company culture and encourage synergies among all business units by aligning rewards with long-term, overall Company performance and stockholder value;

- provide a significant percentage of total compensation through variable pay based on pre-established, measurable goals and objectives;

- provide competitive upside opportunity without encouraging excessive risk-taking;

- enhance our ability to attract and retain skilled and experienced executive officers; and

- provide rewards commensurate with performance and with competitive market practices.

While the Company does not target any specific percentile positioning versus the market, the market median is used as a reference point but is not the sole determinant when making compensation decisions. Compensation decisions are made considering a number of factors including experience, tenure, sustained performance, specific requirements of roles relative to the market and individual and Company performance.

THE ROLE OF THE COMPENSATION COMMITTEE AND THE EXECUTIVE OFFICERS IN DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee. The Compensation Committee has primary responsibility for all compensation decisions relating to our named executive officers. The Compensation Committee reviews the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers on an annual basis.

Compensation Committee's Use of Market and Survey Data. Although the Company is comprised of a unique mix of businesses and lacks directly comparable public companies, the Compensation Committee understands that most companies consider pay levels at comparably-sized, peer companies when setting named executive officer compensation levels. With assistance from its independent compensation consultant, ClearBridge, the Compensation Committee has developed a meaningful comparator group for the Company.

In order to confirm competitiveness of compensation, the Compensation Committee uses a combination of proxy compensation data of a ''proxy comparator group'' and survey data (from the Aon Hewitt and Mercer general industry and service industry surveys) in setting and adjusting compensation levels. The Compensation Committee, with assistance from ClearBridge, annually reviews the composition of our proxy comparator group. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add or remove from the group. In light of the lack of directly comparable companies for the Company's business, as noted above, companies in the proxy comparator group utilized in 2020 were selected based on (i) a focus on service-oriented companies in related industries and business areas as the Company; (ii) similarly-sized revenue and market capitalization levels; (iii) comparable growth, profitability and/or market valuation profiles; and (iv) companies with which the Company competes for executive talent. Where possible, the Compensation Committee included companies that are in related or similar industries to the Company.

The proxy comparator group used from July 2019 until April 2020 consisted of the following 16 companies:

2020 Proxy Comparator Group

Allison Transmission Holdings, Inc.	MSC Industrial Direct Co. Inc.	Stericycle, Inc.
Copart, Inc.	Old Dominion Freight Line Inc.	Total System Services, Inc. *(merged into Global*
CDK Global, Inc.	Pitney Bowes Inc.	*Payments Inc. in September 2019)*
Equifax Inc.	Ritchie Bros. Auctioneers	Werner Enterprises, Inc.
GATX Corporation	Incorporated	Westinghouse Air Brake Technologies Corporation
LKQ Corporation	Sotheby's *(merged into BidFair*	Worldpay, Inc. *(merged into Fidelity National*
	USA Inc. in June 2019)	*Information Services, Inc. in July 2019)*

The Compensation Committee viewed the proxy comparator group and market data as an important guide, but not as the sole determinant in making its decisions regarding 2020 compensation levels. The Compensation Committee also considered skills, experience, tenure, sustained performance, specific requirements of roles relative to market and individual and Company performance.

In April 2020, based on the recommendation of ClearBridge, the Compensation Committee removed Worldpay, Inc., Total System Services, Inc. and Sotheby's from the 2020 proxy comparator group, which were each acquired in 2019 and therefore will no longer have publicly-disclosed compensation information.

In December 2020, the Compensation Committee reviewed the proxy comparator group in light of the Company's digital transformation and, based on the recommendation of ClearBridge, approved a revised proxy comparator group consisting of the following 15 companies to be used in making 2021 compensation decisions:

2021 Proxy Comparator Group

Allison Transmission Holdings, Inc.	Equifax Inc.	Lithia Motors, Inc.
CarMax, Inc.	Etsy, Inc.	LKQ Corporation
Copart, Inc	Fair Isaac Corporation	Ritchie Bros. Auctioneers Incorporated
CDK Global, Inc.	Gentex Corporation	Rush Enterprises, Inc.
CoStar Group, Inc.	Grubhub Inc.	TripAdvisor, Inc.

Companies in the revised 2021 proxy comparator group were generally selected based on the same criteria as the 2020 proxy comparator group, but with an additional focus on technology companies that offer online marketplaces and digital intermediary services in light of the Company's digital transformation and go-forward strategy.

Role of the Independent Compensation Consultant. The Compensation Committee used ClearBridge as its independent compensation consultant in 2020. ClearBridge provided the Compensation Committee advice and guidance with respect to (i) the assessment of the Company's executive compensation programs and practices; (ii) the evaluation of annual and long-term incentive compensation practices and annual and long term incentive plan design; (iii) the selection of a proxy comparator group; and (iv) the competitiveness of the executive officers' elements of compensation. ClearBridge regularly attends Compensation Committee meetings and attends executive sessions as requested by the Chair of the Compensation Committee. The Compensation Committee has reviewed the independence of ClearBridge in light of SEC rules and NYSE listing standards regarding compensation consultants and has concluded that the work of ClearBridge for the Compensation Committee does not raise any conflict of interest. All work performed by ClearBridge is and was subject to review and approval of the Compensation Committee.

Role of Executive Officers. Our Chief Executive Officer regularly participates in meetings of the Compensation Committee at which compensation actions involving our named executive officers are discussed (recusing himself and not participating in portions of meetings where his compensation is discussed). Our Chief Executive Officer assists the Compensation Committee by making recommendations regarding compensation actions for the executive officers other than himself.

ELEMENTS USED TO ACHIEVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Elements of 2020 Executive Compensation Program Design

The following table lists the elements of compensation for our 2020 executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance and business unit strategies that correlate to stockholder value and align with our strategic vision. In order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2020 Decisions
Fixed	**Base salary**	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Attract and retain a skilled and experienced executive management team. Compensate for performance of daily job responsibilities.	Base salaries are based on individual performance, experience, skills, job scope, tenure, review of competitive pay practices and base salary as a percentage of total compensation.	Two named executive officers received a salary increase in 2020. See page 33. In connection with the COVID-19 pandemic, each named executive officer voluntarily elected to reduce or forgo their respective base salaries effective April 5, 2020 through June 27, 2020. See pages 33–34.
Variable	**Annual cash incentive awards**	Variable compensation component payable in cash based on performance against annually established targets. No payouts if a threshold level of performance is not achieved; payouts are capped at a maximum level of performance.	Motivate and reward the successful achievement of pre-determined performance objectives aligned with our key annual objectives.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Target annual incentive amount is set as a percentage of base salary.	Actual award payouts were based on a combination of the achievement of 2020 Adjusted EBITDA (80%) and the named executive officer's performance against his MBOs (20%). In connection with the COVID-19 pandemic, the Compensation Committee adjusted the threshold 2020 Adjusted EBITDA performance level and the MBOs and capped any payout at target. See pages 35-39. KAR's Adjusted EBITDA performance and each executive's performance against his MBOs resulted in a payout of 76.4% of the target award for each named executive officer.
	Performance-based restricted stock units (PRSUs)	PRSUs vest at the end of a three-year performance period. No PRSUs earned if a threshold level of performance is not achieved; PRSUs are capped at a maximum level of performance.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value and serve to retain executive talent.	Award opportunities are based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices. PRSU awards made up 75% of the value of the aggregate long term incentives granted to the named executive officers in 2020.	The Compensation Committee granted PRSUs to all of the named executive officers in 2020. See page 40. KAR 2020 PRSU awards are earned based on three-year Cumulative Operating Adjusted Net Income Per Share performance through December 31, 2022.
	Restricted stock units (RSUs)	RSUs vest ratably on each of the first three anniversaries of the grant date subject to the named executive officer's continued employment with the Company.	Align the interests of executives with long-term stockholder value and serve to retain executive talent.	Awards based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices. RSU awards made up 25% of the value of the aggregate long-term incentives granted to the named executive officers in 2020.	The Compensation Committee granted RSUs to all of the named executive officers in 2020. See page 40.



Compensation Structure and Goal Setting

Our executive compensation program is designed to deliver compensation in accordance with our performance, with a large percentage of the compensation at risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance, consistent with our belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for our performance. The mix of target direct compensation awarded in 2020 for our CEO and the average of our other named executive officers is shown in the charts below. Approximately 84% of our CEO's total compensation, and approximately 74% of the average total compensation of our other named executive officers, is at-risk, consisting of PRSUs, restricted stock units (''RSUs'') and performance-based annual cash incentives.

CEO Compensation
Not At Risk
16%
Base Salary
16%
Target Annual
Cash Bonus 20%
Time-Based
RSUs 16%
Performance-Based
RSUs 48%
At Risk
84%

Other Named Executive Officer
Average Compensation
Not At Risk
26%
Base Salary
26%
Target Annual
Cash Bonus 26%
Time-Based
RSUs 12%
Performance-Based
RSUs 36%
At Risk
74%

Base Salary

General. Annual salary levels for our named executive officers are based upon various factors, including the amount and relative percentage of total compensation that is derived from base salary, individual performance, skills, experience, job scope and tenure. In view of the wide variety of factors considered by the Compensation Committee in connection with determining the base salary of each of our named executive officers, the Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. A description of how these factors were applied in 2020 is described below.

Base Salaries for 2020. In late 2019 and the first quarter of 2020, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2020. After considering multiple factors as noted above, the Compensation Committee approved an increase in base salary for Messrs. Fisher and Hammer. The Compensation Committee did not approve a base salary adjustment for Messrs. Hallett, Kelly and Loughmiller because the Compensation Committee determined that their base salaries were already set at a competitive level. The following base salaries were approved for 2020:

Name	Base Salary	% Change	Effective Date
Jim Hallett	$975,000	0%	N/A
Eric Loughmiller	$550,000	0%	N/A
Peter Kelly	$600,000	0%	N/A
John Hammer	$546,000	4%	January 1, 2020
Tom Fisher	$438,000	3%	January 1, 2020
	$450,000	3%	March 8, 2020

The base salary increase effective January 1, 2020 for Messrs. Fisher and Hammer were based on both a merit review and market adjustment. Mr. Fisher's salary was further increased effective March 8, 2020 based on his new role as EVP, Chief Digital Officer of the Company.

In connection with the COVID-19 pandemic, the Company's executive officers voluntarily elected to reduce or forgo their respective base salaries effective April 5, 2020 through June 27, 2020, with Messrs. Hallett, Loughmiller and Kelly each electing to forgo 100% of his base salary and Messrs. Fisher and Hammer each electing to reduce his base salary by 50% during this period.

Base Salaries for 2021. In late 2020 and the first quarter of 2021, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2021. After considering multiple factors as noted above, the Compensation Committee approved the following base salaries for 2021:

Name	Base Salary	% Change	Effective Date
Jim Hallett	$975,000	0%	N/A
	$725,000	(26%)	April 1, 2021
Eric Loughmiller	$550,000	0%	N/A
Peter Kelly	$600,000	0%	N/A
	$750,000	25%	April 1, 2021
John Hammer	$550,000	1%	January 1, 2021
Tom Fisher	$450,000	0%	N/A

The Compensation Committee did not initially approve a 2020 base salary adjustment for Messrs. Hallett, Loughmiller, Kelly or Fisher because the Compensation Committee determined that their base salaries were already set at competitive levels. The base salary increase for Mr. Hammer was a modest salary increase to reflect an internal pay equity adjustment. The Compensation Committee approved the base salary adjustments for Messrs. Hallett and Kelly effective April 1, 2021, to reflect their new roles as Executive Chairman and Chief Executive Officer, respectively. As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

Annual Cash Incentive Program

General. Under the KAR Auction Services, Inc. Annual Incentive Program (the "Annual Incentive Program"), which is part of the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as amended (the "Omnibus Plan"), the grant of cash-based awards to eligible participants is contingent upon the achievement of certain pre-established performance goals as determined by the Compensation Committee. The Annual Incentive Program is designed so that a significant proportion of our named executive officers' annual cash compensation is variable and directly tied to key performance goals.

2020 ANNUAL INCENTIVE PROGRAM

As described below, a combination of the Company's Adjusted EBITDA performance and each named executive officer's individual performance against his 2020 Management By Objectives ("MBOs") were utilized as performance metrics for 2020.

Use of 2020 Adjusted EBITDA

In 2020, the Compensation Committee used "2020 Adjusted EBITDA" of the Company as the relevant financial performance metric for determining awards under the Annual Incentive Program. For the named executive officers, 80% of the award's total payout was weighted on achievement of 2020 Adjusted EBITDA.

"*Adjusted EBITDA*" is equal to EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things: gains and losses from asset sales; unrealized foreign currency translation gains and losses in respect of indebtedness; certain non-recurring gains and losses; stock based compensation expense; certain other non-cash amounts included in the determination of net income; charges and revenue reductions resulting from purchase accounting; minority interest; consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; expenses incurred in connection with permitted acquisitions; any impairment charges or write-offs of intangibles; and any extraordinary, unusual or non-recurring charges, expenses or losses.

Use of MBOs

In 2020, the Compensation Committee utilized MBOs in the Annual Incentive Program, which were initially aligned with Company initiatives in the following three areas: (1) new product and strategy, (2) customers, and (3) people and culture. For each named executive officer, 20% of the award's total payout was weighted on achievement of his three respective MBOs of equal weighting tailored to his role and, for Mr. Hallett, four MBOs of equal weighting. As described below, in recognition of the revised business objectives following the onset of the COVID-19 pandemic, the Compensation Committee measured each named executive officer's performance against modified MBOs for portions of 2020.

MBO attainment was measured based on the following achievement levels: (i) exceeds objective ("superior"—150%); (ii) meets objective ("target"—100%); (iii) reasonable effort made towards objective but results less than expected ("threshold"—50%); and (iv) objective not achieved ("below threshold"—0%). In order for any payout to be earned on the MBO component, at least a threshold level of 2020 Adjusted EBITDA performance must be achieved, and at least a target level of 2020 Adjusted EBITDA performance must be achieved for the MBO component to be earned at a level above target.

Annual Incentive Opportunity

In 2020, each of our named executive officers was eligible to earn a cash-based incentive award under the Annual Incentive Program. The Compensation Committee establishes, on an annual basis, specific targets that determine the size of payouts under the Annual Incentive Program. In 2020, the annual incentive opportunity based on achievement of 2020 Adjusted EBITDA and MBOs for each named executive officer was as follows:

Name	Base Salary	Bonus Opportunity			Bonus Goal Weighting %	
		Threshold % of Base Salary	Target % of Base Salary	Superior % of Base Salary	2020 Adjusted EBITDA	MBOs
Jim Hallett	$975,000	62.5	125	187.5	80	20
Eric Loughmiller	$550,000	50	100	150	80	20
Peter Kelly	$600,000	50	100	150	80	20
John Hammer	$546,000	50	100	150	80	20
Tom Fisher[1]	$450,000	48	96	144	80	20

(1) In connection with his new role as EVP, Chief Digital Officer of the Company, Mr. Fisher's target annual incentive opportunity was increased from 75% to 100% of base salary as of March 8, 2020. Mr. Fisher's target annual incentive opportunity reflects this mid-year adjustment.

Performance Targets

The Compensation Committee reviews the Company's business plan approved by the Board and determines the level of performance required to receive threshold, target and superior annual incentive payouts. The Compensation Committee established the performance objectives in amounts which it believed would increase stockholder value and be achievable given sustained performance on the part of the named executive officers and which would require increasingly greater results to achieve the target and superior objectives. Consistent with the terms of the Omnibus Plan, the Committee may adjust performance goals to reflect unforeseen, unusual or extraordinary events or circumstances. As described in detail below, the Compensation Committee, after careful review and in consultation with ClearBridge, adjusted the threshold 2020 Adjusted EBITDA performance level and the MBOs to align to the Company's performance and priorities in light of the COVID-19 pandemic and capped each of the named executive officer's potential annual incentive award payouts for 2020 at target.

2020 Adjusted EBITDA

In February 2020, the Compensation Committee established the following 2020 Adjusted EBITDA performance targets, which were rigorously set to require year-over-year growth prior to the time the Compensation Committee could have known or anticipated the impacts of the COVID-19 pandemic:

	2020 Adjusted EBITDA Goals			Performance Leverage (% of Target Goal)			Payout Leverage (% of Target Payout)		
	Threshold	Target	Superior	Threshold	Target	Superior	Threshold	Target	Superior
KAR	$510.0*	$535.1	$588.5	95.1%	100%	110%	50%	100%	150%

($ in millions)

* The 2020 Adjusted EBITDA threshold level of performance reflects KAR's actual reported Adjusted EBITDA for fiscal year 2019.

In March 2020, the Company's business operations were adversely impacted by the COVID-19 pandemic. In response to the pandemic, the Company temporarily suspended many of its operations, temporarily furloughed the majority of its workforce in April 2020 and instituted wage reductions for all senior employees. Additionally, to protect the safety and welfare of its workforce, the Company also strongly encouraged all employees capable of performing their responsibilities off-site to begin working remotely.

The severe and immediate impact of the COVID-19 pandemic on businesses and consumers changed the expectations for wholesale and retail activity for 2020. In response, the Company revised its operating plans and adjusted its priorities to focus on reducing balance sheet risk, navigating the uncertainty ahead and ensuring the ability to sustain operations for an extended period of disruption. The Company simultaneously shifted resources and mobilized staff to dramatically accelerate its transformation from a primarily physical auction process to a fully-digital marketplace business for the wholesale used car industry. The pandemic required the named executive officers to take swift and significant actions to both preserve the Company and accelerate opportunities for future growth.

The Company's performance in the months leading up to the pandemic were slightly ahead of target. By the end of April 2020, however, the Company's year-to-date performance dropped to less than 35% of target. Though the industry and the Company experienced a partial recovery during the summer months of 2020, industry volumes never returned to pre-COVID levels and remained well below normal through the fourth quarter. The Company navigated this challenging environment by instituting meaningful, permanent reductions to its cost structure and focusing its resources, labor, technology and investments on supporting a fully digital business model.

In recognition of the challenges created by the COVID-19 pandemic and their impact on operations, and to align with the Company's adjusted financial and operating performance, the Compensation Committee, after consultation with ClearBridge, determined to retain the Adjusted EBITDA metric but reduce the threshold performance level from 95.1% of target to 50% of target. The Compensation Committee determined that any potential payout would be capped at target, thereby eliminating the superior opportunity. The following chart provides the updated 2020 Adjusted EBITDA performance targets established by the Compensation Committee:

	2020 Adjusted EBITDA Goals			Performance Leverage (% of Target Goal)			Payout Leverage (% of Target Payout)		
	Threshold	Target	Superior	Threshold	Target	Superior	Threshold	Target	Superior
KAR	$267.5	$535.1	n/a	50%	100%	n/a	50%	100%	n/a

($ in millions)

The Compensation Committee believes the modified threshold level remained challenging and aligns the annual incentive opportunity to relative performance. Considering the extremely difficult operating environment, achievement of 50% of the target performance goal set pre-pandemic required substantial improvement and innovation in operations through the last nine months of 2020.

The following chart provides the actual level of 2020 Adjusted EBITDA performance achieved:*



No Payout | Threshold (50%) | Actual: $376.9 | Target (100%)

($ in millions) | $267.5 | $535.1

* KAR's reported Adjusted EBITDA for the year ended December 31, 2020 was $375.3 million, but for Annual Incentive Program purposes, certain acquisitions consummated in 2020 were excluded, which resulted in Adjusted EBITDA of $376.9 million.

MBOs

In February 2020, the Compensation Committee established the following MBOs for the named executive officers, which was prior to the time the Compensation Committee could have known or anticipated the impacts of the COVID-19 pandemic ("Pre-COVID MBOs"):

- New Product & Strategy: Mr. Fisher, product development initiatives; Mr. Hallett, (i) SG&A reduction initiatives and (ii) dealer consignment initiatives; Mr. Hammer, consolidated commercial sales team initiatives; Mr. Kelly, capital expenditure allocation initiatives; and Mr. Loughmiller, SG&A reduction initiatives.

- Customer: Mr. Fisher, seamless customer experience initiatives; Mr. Hallett, Board communication initiatives; Mr. Hammer, dealer sales team initiatives; Mr. Kelly, dealer consignment initiatives; and Mr. Loughmiller, prospective customer engagement and outreach initiatives.

- People & Culture: Mr. Fisher, succession planning initiatives; Mr. Hallett, employee engagement and CEO succession planning initiatives, Mr. Hammer, sales training initiatives; Mr. Kelly, employee engagement initiatives; and Mr. Loughmiller, leadership development initiatives.

As described above, the COVID-19 pandemic required our named executive officers to take swift and significant actions to both preserve the Company and accelerate opportunities for future growth.

During the second quarter of 2020, the Company revised its operating plans and adjusted its priorities to focus on protecting employees, reducing balance sheet risk, navigating the uncertainty ahead and ensuring the ability to sustain operations for an extended period of disruption. The Company simultaneously shifted resources and mobilized staff to dramatically accelerate its transformation from a primarily physical auction process to a fully-digital marketplace business for the wholesale used car industry. In recognition of the revised business objectives following the onset of the COVID-19 pandemic, the Compensation Committee measured each named executive officer's performance against the following revised business priorities for the second quarter of 2020 ("Preserve the Business MBOs"):

- Employee and customer health and safety initiatives;

- Liquidity and cost reduction initiatives;

- Accelerated digital transformation initiatives; and

- Customer service and support initiatives.

In recognition of the evolving needs and expectations of customers and to motivate and incentivize our named executive officers to capitalize on the opportunities that emerged and accelerated due to the pandemic, the Compensation Committee measured each named executive officer's performance against the following modified business priorities for the third and fourth quarters of 2020 ("Digital Transformation MBOs"):

- Employee and customer health and safety initiatives;

- Digital transformation initiatives;

- Dealer consignment initiatives; and

- Refined business and operating model initiatives.

The Compensation Committee considered each named executive officer's performance against the pre-COVID MBOs in the first quarter of 2020, Preserve the Business MBOs in the second quarter of 2020, and Digital Transformation MBOs during the third and fourth quarters of 2020. The Compensation Committee, with the assistance ClearBridge, developed these modified performance objectives as a framework to measure operational and strategic achievements in light of the COVID-19 pandemic and the Company's accelerated digital transformation, and generally placed a 20% emphasis on Pre-COVID MBO performance, 40% emphasis on Preserve the Business MBO performance, and 40% emphasis on Digital Transformation MBO performance.

In determining the MBO achievements for our named executive officers, the Compensation Committee acknowledged the highlights described below.

MBO Performance Highlights	
Jim Hallett Chief Executive Officer and Chairman of the Board	• Advocated for and led the accelerated transformation from a physical auction business to a fully digital marketplace, including actively communicating the value proposition to customers and investors. • Demonstrated exceptional leadership in taking swift and decisive actions to preserve the business during the initial and later stages of the COVID-19 pandemic, including convening daily decisioning meetings related to financial stability, allocating capital for digital and operational transformation, and mobilizing enhanced safety and security measures to protect employees, customers and assets. • Championed employee and customer safety in a number of ways, including establishing a work-from-home policy, maintaining a strong commitment to digital, and leading the management team in reimagining the Company's business processes in order to adhere to health and safety guidelines. • Led increased communication and engagement efforts with employees, directors, customers and other stakeholders through meetings and communications on business performance, employee health and safety, risk mitigation efforts, and strategic planning.
Eric Loughmiller Executive Vice President and Chief Financial Officer	• Worked quickly and decisively to conserve cash and improve liquidity to ensure the Company could operate through the pandemic. • Orchestrated several key transactions, including a $550 million private placement, the acquisition of BacklotCars and a series of amendments to the Company's revolving credit facility and securitization facility. • Led optimization and cost reduction efforts throughout the organization, including in the accounting, finance, risk, treasury, tax, internal audit, cybersecurity, and facilities/real estate departments. • Developed and implemented a comprehensive approach to provide additional transparency to stockholders regarding Company performance, including expanded quarterly disclosures, additional investor communications and meetings, and simplified segment reporting, metrics and disclosures.
Peter Kelly President	• Led the Company's strategic and operational efforts to transform the business to a fully-digital marketplace, including accelerating the pace of introducing new products, features, and functions to support digital transactions. • Launched initiatives to enhance communications and engagement with customers and employees, including frequent employee town halls and customer meetings. • Introduced and directed various dealer consignment initiatives, including the creation of an all-new customer experience center of operational excellence, combining the TradeRev and ADESA salesforces, acquiring and integrating BacklotCars and streamlining vehicle inspections. • Demonstrated exceptional leadership in identifying and addressing challenges faced by the business by the COVID-19 pandemic, including implementation of various cost-saving initiatives such as eliminating travel and significantly reducing conferences and sponsorships.
John Hammer Chief Commercial Officer for KAR and President of ADESA	• Maintained operations across all auction facilities, with a focus on adhering to CDC guidelines and company-mandated policies, procedures and frameworks to keep employees and customers safe. Developed and implemented a COVID-19 playbook to standardize operations across the organization. • Ensured that commercial customers were regularly updated regarding each auction's operational status, including planning, developing and leading customer town hall meetings and listening session meetings with commercial and dealer customers to understand their needs and challenges and discuss the Company's digital transformation. • Led efforts to design and implement a consolidated commercial sales team structure and strategy, and developed and launched a new sales training program for the KAR Global dealer sales team. • Aligned operating costs with auction volumes and mobilized staff to dramatically accelerate the Company's transformation from a primarily physical auction process to a fully-digital marketplace business.
Tom Fisher Executive Vice President and Chief Digital Officer	• Led efforts to develop and maintain technology platforms to enable customers to transact digitally, including the accelerated delivery of Simulcast+, the industry's first fully automated auction platform. • Created and deployed the all-new customer experience center focused on initiatives designed to deliver a consistent experience across the Company's marketplace brands and support customers in a digital environment. • Delivered strong support of product innovation priorities and continued strategic transformation of the Company's technology, including implementation of single sign-on technology to connect dealers across KAR's marketplace platforms and create an integrated digital marketplace. • Enacted the Company's business continuity plan, including optimization of work from home offerings, bandwidth and IT capacity to enable remote working, and delivery of significant network connectivity enhancements to all auction locations.

KAR GLOBAL™

As noted above, at least a target level of 2020 Adjusted EBITDA performance must be achieved for the MBO component to be earned at a level above target. Further, the Compensation Committee determined that any potential payout would be capped at target as part of the COVID-19-related adjustments, thereby eliminating the superior opportunity on the MBO component. Therefore, despite each named executive officer's extraordinary accomplishments in 2020, the named executive officers were not eligible to earn an MBO-related payout above target. Based on the Compensation Committee's evaluation of each named executive officer's performance and accomplishments relative to the objectives described above, the Compensation Committee determined that the portion of the annual incentive award attributable to achievement of MBOs was achieved at target for each named executive officer.

2020 Annual Incentive Program Payouts. The actual annual incentive award earned by each named executive officer for 2020 was determined by the Company's achievement of the Adjusted EBITDA performance goal and the named executive officer's achievement of the MBO performance objectives, as determined by the Compensation Committee.

| Target Annual Incentive Award | X | (| Adjusted EBITDA Performance (80%) | + | MBO Performance (20%) |) | = | Actual Annual Incentive Award |

Under the Annual Incentive Program, threshold performance objectives must be met in order for any payout to occur. Payouts can typically range from 50% of target awards for performance at threshold, up to a maximum of 150% of target awards for superior performance, or no payout if performance is below threshold, except that in 2020, the Compensation Committee determined that no payout can be made above target as part of the COVID-19-related adjustments described above.

The table below shows the annual incentive opportunities and payouts for our named executive officers for 2020. Because KAR achieved at least the threshold level of Adjusted EBITDA performance in 2020, each of our named executive officers was eligible to receive an award under the Annual Incentive Program in 2020, which amounts are set forth in the "Summary Compensation Table for 2020" on page 47. Based on the Company's performance during 2020, the accompanying payout percentages for the different performance goals set forth above and each named executive officer's resulting achievement level with respect to his MBOs described above, our named executive officers earned the percentages and corresponding payout amounts of their target annual incentive awards as set forth below:

	Target	Actual			
Name	Target Annual Incentive Award	% of Adjusted EBITDA Target Award Earned (80% Weighting)	% of MBO Target Award Earned (20% Weighting)	% of Total Target Award Earned	2020 Payout (Actual Annual Incentive Award)
Jim Hallett	$1,218,750	70.4%	100%	76.4%	$930,529
Eric Loughmiller	$550,000	70.4%	100%	76.4%	$419,931
Peter Kelly	$600,000	70.4%	100%	76.4%	$458,106
John Hammer	$546,000	70.4%	100%	76.4%	$416,877
Tom Fisher[1]	$431,250	70.4%	100%	76.4%	$329,264

(1) In connection with his new role as EVP, Chief Digital Officer of the Company, Mr. Fisher's target annual incentive opportunity was increased from 75% to 100% of base salary as of March 8, 2020. Mr. Fisher's target annual incentive award reflects this mid-year adjustment.

2021 ANNUAL INCENTIVE PROGRAM

In February 2021, the Compensation Committee approved the performance objectives for our 2021 Annual Incentive Program. For 2021, the bonus opportunity for each named executive officer will be weighted on a combination of the Company's financial performance (50%), strategic volume of vehicles sold goals (25%) and total volume of vehicles sold goals (25%). The Compensation Committee did not include MBOs in the 2021 Annual Incentive Program.

Long-Term Incentive Opportunities

To further align our named executive officers' interests with those of our stockholders, the Company provides long-term incentive compensation opportunities under the Omnibus Plan, as described below.

Omnibus Plan. The Company currently grants long-term incentive awards under the Omnibus Plan. Our Board adopted the Omnibus Plan on December 10, 2009, and it has since been amended and restated, as approved by our stockholders. Under the Omnibus Plan, participants are eligible to receive stock options, restricted stock, RSUs (with or without performance conditions), stock appreciation rights, other stock-based awards and/or cash-based awards, each as determined by the Compensation Committee. In recent years, named executive officers have received long-term incentive awards in the form of PRSUs and RSUs. Although stock options were not part of the Company's long-term incentive program for 2015-2020, the Company has included performance- and time-based stock options as part of its 2021 compensation program, as described on pages 41-42.

2020 LONG-TERM INCENTIVE AWARDS

On February 21, 2020, the Compensation Committee granted PRSUs and RSUs under its long-term incentive program to the Company's named executive officers, as described in the table below. Awards were based on the individual's ability to impact future results, job scope, individual performance, and a review of competitive pay practices.

The aggregate target award value for each named executive officer was allocated such that 75% of the value was in the form of PRSUs and 25% of the value was in the form of RSUs.

Name	Target PRSUs (Cumulative Operating Adjusted Net Income Per Share Goal)	Value of Target Shares at Grant	RSUs	Value of RSUs at Grant
Jim Hallett	131,461	$2,925,007	43,821	$975,017
Eric Loughmiller	46,349	$1,031,265	15,450	$343,763
Peter Kelly	45,506	$1,012,509	15,169	$337,510
John Hammer	27,641	$615,012	9,214	$205,012
Tom Fisher	14,326	$318,754	4,776	$106,266

2020 Performance-Based RSU Awards

The PRSUs will vest if and to the extent that the sum of the Company's "Cumulative Operating Adjusted Net Income Per Share" exceeds certain levels over the three-year measurement period beginning on January 1, 2020 and ending on December 31, 2022.

"*Cumulative Operating Adjusted Net Income Per Share*" for a fiscal year is calculated by dividing Operating Adjusted Net Income by the weighted average diluted common shares outstanding per year. "Operating Adjusted Net Income" for a fiscal year is equal to the Company's net income as reported in the Form 10-K filed by the Company with respect to such fiscal year, adjusted to (i) exclude gains/losses from certain non-recurring and unbudgeted capital transactions, including debt prepayment, debt refinancing, share repurchases and related financing costs not contemplated in the long term incentive targets; (ii) exclude amortization expense associated with acquired intangible assets recorded during purchase accounting of acquisitions; (iii) exclude acquisition contingent consideration; (iv) exclude the impact of significant acts of God or other events outside of the Company's control that may affect the overall economic environment; (v) exclude significant asset impairments; (vi) exclude the impact of adoption of new accounting standards; and (vii) exclude the impact of tax rate changes caused by changes in tax legislation.

The amount of the target PRSUs actually earned and paid in shares of common stock in a lump sum following the performance period will be: 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving the maximum performance level or higher. Linear interpolation will be used to calculate the percentage of PRSUs earned and paid if performance falls between the levels described above.

2020 Time-Based RSU Awards

One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary.

PRIOR YEARS' LONG-TERM INCENTIVE AWARDS

2019 Performance-Based and Time-Based RSU Awards

As previously disclosed, on February 22, 2019 (and for Mr. Hammer, again on March 1, 2019), the Compensation Committee granted PRSUs and RSUs to the Company's named executive officers, some of which remained outstanding at fiscal year-end 2020.

The amounts of PRSUs and RSUs are disclosed in the "Outstanding Equity Awards" table below. Other than certain adjustments made to the PRSUs granted in 2019 due to the IAA Spin Off (described below), these awards have terms substantially similar to those granted in 2020. For the year ended December 31, 2020, one-third of the RSUs had vested, as disclosed in the "Option Exercises and Stock Vested" table below.

At the time of grant, the PRSUs were to vest if and to the extent that the sum of the Company's "Cumulative Operating Adjusted Net Income Per Share" exceeded certain levels over the three-year measurement period beginning on January 1, 2019 and ending on December 31, 2021. In connection with the IAA Spin-Off, the PRSUs granted in 2019 were subject to adjusted performance criteria and an adjusted performance period from January 1, 2019 to December 31, 2019. Following the completion of the adjusted performance period, based on the actual performance achieved, 71.1% of the target 2019 PRSUs were converted into time-based RSUs, and such RSUs will vest on the third anniversary of the grant of the 2019 PRSUs, subject to continued employment as required under the original 2019 PRSU award agreement.

2018 Performance-Based and Time-Based RSU Awards

As previously disclosed, on March 2, 2018, the Compensation Committee granted PRSUs and RSUs to the Company's named executive officers, some of which remained outstanding at fiscal year-end 2020. The amounts of PRSUs and RSUs are disclosed in the "Outstanding Equity Awards" table below. Other than certain adjustments made to the PRSUs granted in 2018 due to the IAA Spin-Off (described below), these awards have terms substantially similar to those granted in 2019. For the year ended December 31, 2020, two-thirds of the RSUs had vested, as disclosed in the "Option Exercises and Stock Vested" table below.

In connection with the IAA Spin-Off, the PRSUs granted in 2018 were converted into time-based RSUs with the number so converting based on target level performance. The RSUs will vest on the third anniversary of the grant of the 2018 PRSUs, subject to continued employment as required under the original 2018 PRSU award agreement.

2017 Performance-Based and Time-Based RSU Awards

As previously disclosed, on February 24, 2020, the PRSUs granted in 2017 that were converted to time-based RSUs based on target level performance in connection with the IAA Spin-Off and the final one-third of the RSUs each vested, as disclosed in the "Option Exercises and Stock Vested" table below.

2021 LONG-TERM INCENTIVE PROGRAM

In February 2021, the Compensation Committee approved changes to the components of our long-term incentive program, which is intended to apply for the 2021-2024 compensation periods. In prior years (2015-2020), named executive officers have been granted long-term incentive awards on an annual basis in the form of PRSUs and RSUs, allocated such that 75% of the value was in the form of PRSUs and 25% of the value was in the form of RSUs. In connection with the Company's digital transformation and go-forward strategy, the Compensation Committee approved changes to the structure of our long-term incentive program.

Accordingly, for 2021, our named executive officers' long-term incentive awards consists of two components: 50% PRSUs and 50% stock options, with 80% of the stock options being performance-based, and 20% of the stock options being time-based:

- **PRSUs (50%):** Consistent with prior years, the PRSUs will vest if and to the extent that the sum of the Company's "Cumulative Operating Adjusted Net Income Per Share" exceeds certain levels over the three year measurement period beginning on January 1, 2021 and ending on December 31, 2023.

- **Performance-Based Stock Options (40%):** The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of the closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The performance-based hurdles are designed to require a minimum stock price appreciation threshold as a vesting condition separate and apart from the stock option's time-based vesting component.

- **Time-Based Stock Options (10%):** The time-based stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date.

The Compensation Committee has adopted this approach for the long-term incentive program for our named executive officers going forward in order to (i) increase the proportion of the grants tied to pre-established stock price or financial performance goals (i.e., 90% of the target long-term incentive grants, as described above); (ii) further align our named executive officers with the interests of our stockholders; and (iii) further incentivize our named executive officers to drive long-term stockholder value creation, which is required for our named executive officers to realize significant value from these grants.

To the extent the stockholders approve amending and restating our Omnibus Plan (Proposal No. 4), in June 2021, the Compensation Committee currently intends to grant named executive officers who are not retirement-eligible additional performance-based stock options and time-based stock options, intended to cover grants that would otherwise be made in 2022, 2023 and 2024, and, for retirement-eligible named executive officers, additional performance-based stock options and time-based stock options intended to cover grants that would otherwise be made in 2022. As a result of the proposed stock option grant in 2021, in each of 2022, 2023 and 2024, the Compensation Committee intends to only grant PRSUs to our named executive officers with a target value equal to 50% of the grant value that our named executive officers would typically receive in a single compensation period.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our named executive officers. As with all Company employees, our named executive officers are eligible to receive 401(k) employer matching contributions equal to 100% of the first 4% of compensation contributed by the named executive officer. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life, disability and accidental death and disability insurance. We also provide travel insurance to all employees who travel for business purposes.

We provide certain enhanced retirement vesting of equity-incentive awards as described in "Potential Payments Upon Termination or Change in Control—Potential Payments Upon Termination or Change in Control Table".

Perquisites

The Company provides the named executive officers a limited number of perquisites that the Compensation Committee believes are reasonable and consistent with the objective of attracting and retaining highly qualified executives. The perquisites which are currently available to certain of our named executive officers include an automobile allowance or use of a Company-owned automobile, an allowance for executive physicals, Company-paid group term life insurance premiums and relocation benefits under the Company's mobility program. Please see footnote 7 to the "Summary Compensation Table for 2020" on page 47 for more information regarding perquisites.

COMPENSATION POLICIES AND OTHER INFORMATION

Employment and Severance Agreements

The Compensation Committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the Company. All of our current named executive officers have an employment agreement with the Company. A description of these agreements can be found in the section titled "Potential Payments Upon Termination or Change in Control—Employment Agreements with Named Executive Officers."

Tax and Accounting Considerations

Employment Agreements. Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and related provisions impose substantial excise taxes under Section 4999 of the Code on so-called "excess parachute payments" payable to certain named executive officers upon a change in control and results in the loss of the compensation deduction for such payments by the Company.

Mr. Hallett's prior employment agreement, which became effective as of February 27, 2012 and has been superseded by his new employment agreement entered into on March 1, 2021 and effective as of April 1, 2021, provided for a potential "gross-up payment" in the event that such excise taxes result from any excess parachute payments. Mr. Hallett's new employment agreement eliminated his right to receive any excise tax gross-up payments.

None of the employment agreements entered into with Messrs. Loughmiller, Kelly, Hammer or Fisher, contain excise tax gross-up provisions.

Tax Deductibility of Awards Under the Omnibus Plan. Section 162(m) of the Code ("Section 162(m)") generally disallows a federal tax deduction by the Company for compensation paid to Covered Employees (as defined in Section 162(m)) in excess of $1,000,000. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) could be excluded from this limit. This exception has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to the Covered Employees in excess of $1,000,000 will not be deductible by the Company unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

The Compensation Committee historically structured certain awards under the Omnibus Plan so that they could comply with the "performance-based compensation" exception for purposes of Section 162(m) and be deductible by the Company for federal income tax purposes. However, because of the continued development of the application and interpretation of Section 162(m) and the regulations issued thereunder, we cannot guarantee that compensation intended to satisfy the requirements for deductibility under Section 162(m), as in effect prior to 2018, would or will in fact be deductible.

Though tax deductibility is one of many factors considered by the Compensation Committee when determining executive compensation, the Compensation Committee believes that the tax deduction limitation should not compromise our ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Therefore, in seeking to tie executive pay to company performance in a meaningful way, the Compensation Committee may make decisions in designing and approving pay programs that are not driven by tax consequences to the Company.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with the requirements of ASC 718.

Clawback Policy for Financial Restatements. The Company's clawback policy provides for the recovery of incentive compensation in the event the Company is required to prepare an accounting restatement due to any current or former executive officer's intentional misconduct. In such an event, the executive officer would be required to repay to the Company the excess amount of incentive compensation received under the inaccurate financial statement. The Company intends to revise this policy as needed to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act when such requirements become effective.

Anti-Hedging and Anti-Pledging Policies

Our insider trading policy expressly prohibits our directors, officers and other employees from, among other things:

- trading in options, warrants, puts and calls or similar instruments on Company securities;

- selling Company securities "short";

- holding Company securities in margin accounts; and

- pledging Company securities as collateral for loans.

In addition to the Company's insider trading policy, the Company has a formal anti-hedging policy. This policy prohibits our officers and directors from entering into hedging or monetization transactions involving Company stock, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

Stock Ownership Guidelines and Stock Holding Requirement

The Compensation Committee adopted the following stock ownership guidelines which are applicable to our executive officers:

Title	Stock Ownership Guideline
CEO	5 times annual base salary
CEO Direct Reports and Business Unit Leaders	3 times annual base salary
Other Executive Officers	2 times annual base salary

Executive officers must hold 60% of the vested shares, net of taxes, of Company stock received under awards granted on or after January 1, 2015 until the applicable ownership guideline is met. All named executive officers own shares in excess of the stock ownership guidelines, except for Messrs. Fisher and Hammer who each became an employee of the Company in 2017 and 2018, respectively, and is each subject to the aforementioned holding requirement.

RESULTS OF SAY ON PAY VOTES AT 2020 ANNUAL MEETING

At the Company's 2020 annual meeting of stockholders, the Company held a non-binding stockholder vote on executive compensation (commonly referred to as "Say on Pay"). At the meeting, excluding broker non-votes, approximately 97% of the votes on the matter were cast to approve the Company's executive compensation programs, approximately 3% of the votes were cast against, and less than 0.5% abstained from voting.

The Compensation Committee considered the results of the vote, including the appropriateness of the compensation philosophy and objectives, the role of the Compensation Committee and executive officers in setting compensation, the elements used to achieve the compensation philosophy and objectives and the levels of compensation provided to the named executive officers.

In addition, at the Company's 2017 annual meeting of stockholders, the Company held a non-binding stockholder vote on whether to hold a Say on Pay vote every one, two or three years. At that meeting, a majority of our stockholders voted in favor of holding a Say on Pay vote every year, and accordingly, the Company adopted an annual Say on Pay vote frequency. As described in more detail in Proposal No. 3 above, the Company is again holding a Say on Pay vote to approve executive compensation at the 2021 annual meeting of stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis for executive compensation for 2020 and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2020 Annual Report on Form 10-K.

COMPENSATION COMMITTEE

            

Carmel Galvin, Chair   Stefan Jacoby   Roy Mackenzie   Mary Ellen Smith   Stephen E. Smith

ANALYSIS OF RISK IN THE COMPANY'S COMPENSATION STRUCTURE

The Compensation Committee considers the potential risks in our business when designing and administering the Company's pay program, and the Compensation Committee believes its balanced approach to performance measurement and pay delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Further, program administration is subject to considerable internal controls, and when determining the principal outcomes—performance assessments and pay decisions—the Compensation Committee relies on principles of sound governance and good business judgment. As part of its responsibilities to annually review all incentive compensation and equity-based plans, and evaluate whether the compensation arrangements of the Company's employees incentivize unnecessary and excessive risk-taking, the Compensation Committee evaluated the risk profile of all of the Company's compensation policies and practices for 2020.

In its evaluation, the Compensation Committee reviewed the Company's employee compensation structures and noted numerous design elements that manage and mitigate risk without diminishing the incentive nature of the compensation. There is a balanced mix between cash and equity and between annual and longer-term incentives. In addition, annual incentive awards and long-term incentive awards granted to executives are generally tied to corporate performance goals, including Adjusted EBITDA and Cumulative Operating Adjusted Net Income Per Share. These metrics encourage performance that supports the business as a whole. The executive annual incentive awards include a maximum payout opportunity equal to 150% of target. Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Also, the Company's clawback policy permits the Company to recover incentive compensation paid to an executive officer if the compensation resulted from any financial result or metric impacted by the executive officer's intentional misconduct. This policy helps to discourage inappropriate risks, as executives will be held accountable for misconduct which is harmful to the Company's financial and reputational health.

The Compensation Committee also reviewed the Company's compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including over-weighting towards annual incentives, highly leveraged payout curves, unreasonable thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. The Compensation Committee concluded that the Company's compensation programs (i) do not include such elements; or (ii) have implemented features, steps and controls that are designed to limit risks of our compensation arrangements. In light of these analyses, the Compensation Committee concluded that the Company has a balanced pay and performance program that does not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE FOR 2020

The table below contains information concerning the compensation of our named executive officers.

Name and Principal Position[1]	Year[2]	Salary[3]	Bonus[4]	Stock Awards[5]	Non-Equity Incentive Plan Compensation[6]	All Other Compensation[7]	Total
Jim Hallett	2020	$975,000		$3,900,024	$930,529	$41,910	$5,847,463
Chief Executive Officer	2019	$975,000		$3,900,050	$609,375	$45,003	$5,529,428
and Chairman of the Board	2018	$975,000		$3,900,032	$1,219,046	$44,148	$6,138,226
Eric Loughmiller	2020	$550,000		$1,375,028	$419,931	$32,964	$2,377,923
Executive Vice President	2019	$550,000		$1,375,046	$275,000	$20,335	$2,220,381
and Chief Financial Officer	2018	$535,577		$918,788	$460,882	$27,045	$1,942,292
Peter Kelly	2020	$600,000		$1,350,019	$458,106	$19,592	$2,427,717
President	2019	$576,923		$1,200,031	$300,000	$108,732	$2,185,686
John Hammer	2020	$546,000		$820,024	$416,877	$31,308	$1,814,209
Chief Commercial Officer for	2019	$520,769		$1,287,644	$345,190	$30,585	$2,184,188
KAR and President of ADESA	2018	$432,692	$400,000	$1,125,109	$210,318	$294,981	$2,463,100
Tom Fisher	2020	$447,692		$425,020	$329,264	$30,605	$1,232,581
Executive Vice President and Chief Digital Officer							

(1) Principal position reflects position held as of December 31, 2020. Mr. Hallett served as the Chief Executive Officer of the Company during 2020 and, effective April 1, 2021, assumed the role of Executive Chairman. Mr. Kelly served as the President of the Company during 2020 and, effective April 1, 2021, assumed the role of Chief Executive Officer.

(2) Compensation for Mr. Kelly is provided only for 2020 and 2019 because he was not a named executive officer for 2018. Compensation for Mr. Fisher is provided only for 2020 because he was not a named executive officer for 2019 or 2018.

(3) In connection with the COVID 19 pandemic, the Company's executive officers voluntarily elected to reduce or forgo their respective base salaries effective April 5, 2020 through June 27, 2020, with Messrs. Hallett, Loughmiller and Kelly each electing to forgo 100% of his base salary and Messrs. Fisher and Hammer each electing to reduce his base salary by 50% during this period. The base salaries actually received in 2020 by each named executive officer are as follows: Mr. Hallett – $750,000; Mr. Loughmiller – $423,077; Mr. Kelly – $461,539; Mr. Hammer – $483,000; and Mr. Fisher – $395,721.

(4) The 2018 bonus amount for Mr. Hammer was attributable to a special sign on award, granted to make up for compensation that was forfeited from his previous employer upon joining the Company.

(5) The amounts reported in this column for 2020 represent the grant date fair value of PRSUs and RSUs granted on February 21, 2020, computed in accordance with ASC 718. See Note 5 to our financial statements for 2020 for information about the assumptions made in determining the grant date fair value. Assuming, instead, that the maximum level of performance is achieved with respect to the 2020 PRSU awards, based on grant date value of our common stock, the award that could be earned at the end of the performance period (excluding dividends) is as follows: Mr. Hallett – $5,850,014; Mr. Loughmiller – $2,062,530; Mr. Kelly – $2,025,018; Mr. Hammer – $1,230,024; and Mr. Fisher – $637,508.

(6) The amount reported is equal to the amount paid to the named executive officer under the Annual Incentive Program, which is governed by the Omnibus Plan.

(7) The amounts reported for 2020 consist of the following:
   - Automobile allowance: Mr. Hallett – $25,000; Mr. Kelly – $18,000; Mr. Hammer – $18,000; and Mr. Fisher – $18,000.
   - Incremental cost of Company car utilized during 2020: Mr. Loughmiller – $13,800.
   - 401(k) matching contributions: Mr. Hallett – $11,400; Mr. Loughmiller – $11,400; Mr. Kelly – $0; Mr. Hammer – $11,400; and Mr. Fisher – $11,400.
   - Company-paid group term life insurance premiums: Mr. Hallett – $5,510; Mr. Loughmiller – $4,569; Mr. Kelly – $1,592; Mr. Hammer – $1,908; and Mr. Fisher – $1,205.
   - Executive physical: Mr. Loughmiller – $3,195.

GRANTS OF PLAN-BASED AWARDS FOR 2020

The following table summarizes the awards granted to, and the payouts that were achievable for, each of our named executive officers in 2020 under the Annual Incentive Program and the grants of PRSUs and RSUs made under the Omnibus Plan.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Number of Securities Underlying Restricted Stock Units (#)(i)[3]	Grant Date Fair Value of Stock Awards ($)(j)[4]
		Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold (#)(f)[2]	Target (#)(g)[2]	Maximum (#)(h)[2]		
Jim Hallett	—	609,375	1,218,750	1,828,125					
	2/21/2020				65,731	131,461	262,922		2,925,007
	2/21/2020							43,821	975,017
Eric Loughmiller	—	275,000	550,000	825,000					
	2/21/2020				23,175	46,349	92,698		1,031,265
	2/21/2020							15,450	343,763
Peter Kelly	—	300,000	600,000	900,000					
	2/21/2020				22,753	45,506	91,012		1,012,509
	2/21/2020							15,169	337,510
John Hammer	—	273,000	546,000	819,000					
	2/21/2020				13,821	27,641	55,282		615,012
	2/21/2020							9,214	205,012
Tom Fisher	—	215,625	431,250	646,875					
	2/21/2020				7,163	14,326	28,652		318,754
	2/21/2020							4,776	106,266

(1) Columns (c), (d) and (e) include the potential awards for performance at the threshold, target and maximum ("superior") levels, respectively, under the Annual Incentive Program. As part of the COVID-19-related adjustments to the 2020 Annual Incentive Program, the Compensation Committee determined that any potential payout would be capped at target, thereby eliminating the superior opportunity. See "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" for further information on the terms of the Annual Incentive Program.

(2) Columns (f), (g) and (h) include the potential number of PRSUs which may be earned for performance at the threshold, target and maximum levels, respectively. These awards vest if and to the extent that the sum of the Company's Cumulative Operating Adjusted Net Income Per Share exceeds certain levels over the three-year period beginning on January 1, 2020 and ending on December 31, 2022.

(3) Column (i) includes the number of RSUs granted in 2020. These awards vest ratably on each of the first three anniversaries of the grant date subject to the executive's continued employment with the Company through each such anniversary.

(4) The amounts reported in this column represent the grant date fair value of awards granted to our named executive officers, computed in accordance with ASC 718. For PRSUs, the grant date fair value is based on target performance. See Note 5 to our financial statements for 2020 for information about the assumptions made in determining the grant date fair value.

Additional information concerning our cash and equity incentive awards and plans may be found in the sections titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" and "Long-Term Incentive Opportunities," respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2020

Name (a)	Grant Year	Security	Option Awards			Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Jim Hallett	2014	KAR	194,404	11.74	02/27/2024				
	2018	KAR				5,766[1]	124,693[1]		
	2018	IAA				5,766[1]	374,675[1]		
	2018	KAR				54,310[2]	1,043,049[2]		
	2018	IAA				54,310[2]	3,529,064[2]		
	2019	KAR				13,353[3]	267,077[3]		
	2019	IAA				13,353[3]	867,678[3]		
	2019	KAR				45,490[4]	855,282[4]		
	2019	IAA				72,312[4]	4,698,834[4]		
	2020	KAR				42,366[5]	796,757[5]	67,045[6]	1,247,709[6]
Eric Loughmiller	2014	KAR	97,204	11.74	02/27/2024				
	2018	KAR				1,367[1]	29,688[1]		
	2018	IAA				1,367[1]	88,828[1]		
	2018	KAR				12,793[2]	245,696[2]		
	2018	IAA				12,793[2]	831,289[2]		
	2019	KAR				4,707[3]	94,147[3]		
	2019	IAA				4,707[3]	305,861[3]		
	2019	KAR				16,038[4]	301,539[4]		
	2019	IAA				25,495[4]	1,656,665[4]		
	2020	KAR				15,136[5]	284,617[5]	23,638[6]	439,903[6]
Peter Kelly	2011	IAA	30,000	8.05	11/04/2021				
	2018	KAR				890[1]	19,247[1]		
	2018	IAA				890[1]	57,832[1]		
	2018	KAR				8,324[2]	159,809[2]		
	2018	IAA				8,324[2]	540,894[2]		
	2019	KAR				4,250[3]	84,864[3]		
	2019	IAA				4,250[3]	276,165[3]		
	2019	KAR				13,997[4]	263,170[4]		
	2019	IAA				22,250[4]	1,445,805[4]		
	2020	KAR				15,169[5]	285,177[5]	23,208[6]	431,902[6]
John Hammer	2018	KAR				1,733[1]	37,477[1]		
	2018	IAA				1,733[1]	112,610[1]		
	2018	KAR				16,205[2]	311,113[2]		
	2018	IAA				16,205[2]	1,053,001[2]		
	2019	KAR				4,553[3]	90,528[3]		
	2019	IAA				4,553[3]	295,854[3]		
	2019	KAR				14,991[4]	281,843[4]		
	2019	IAA				23,831[4]	1,548,538[4]		
	2020	KAR				9,214[5]	173,224[5]	14,097[6]	262,345[6]
Tom Fisher	2018	KAR				655[1]	14,165[1]		
	2018	IAA				655[1]	42,562[1]		
	2018	KAR				6,122[2]	117,533[2]		
	2018	IAA				6,122[2]	397,808[2]		
	2019	KAR				1,505[3]	29,029[3]		
	2019	IAA				1,505[3]	97,795[3]		
	2019	KAR				4,958[4]	93,218[4]		
	2019	IAA				7,881[4]	512,108[4]		
	2020	KAR				4,776[5]	89,788[5]	7,307[6]	135,983[6]

(1) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on March 2, 2018, that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share, and

multiplying the number of unvested IAA RSUs by the market price of IAA common stock at the close of the last trading day in 2020, which was $64.98 per share. The total amount in column (h) includes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Hallett – $17,387; Mr. Loughmiller – $4,248; Mr. Kelly – $2,684; Mr. Hammer – $5,226; and Mr. Fisher – $ 1,975.

(2) The total amounts and values in columns (g) and (h) equal the total number of unvested PRSUs granted on March 2, 2018, that were converted into RSUs at the target performance level in connection with the IAA Spin-Off, that vest on the third anniversary of the grant date during the named executive officer's continued employment with the Company through such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share, and by multiplying the number of unvested IAA RSUs by the market price of IAA common stock at the close of the last trading day in 2020, which was $64.98 per share. The total amount in column (h) includes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Hallett – $32,340; Mr. Loughmiller – $ 7,618; Mr. Kelly – $4,899; Mr. Hammer – $9,538; and Mr. Fisher – $ 3,603.

(3) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on February 22, 2019 (and for Mr. Hammer, March 1, 2019), that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share, and by multiplying the number of unvested IAA RSUs by the market price of IAA common stock at the close of the last trading day in 2020, which was $64.98 per share. The total amount in column (h) includes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Hallett – $18,578; Mr. Loughmiller – $6,550; Mr. Kelly – $5,771; Mr. Hammer – $5,797; and Mr. Fisher – $1,021.

(4) The total amounts and values in columns (g) and (h) equal the total number of unvested PRSUs granted on February 22, 2019 (and for Mr. Hammer, March 1, 2019), that, in connection with the IAA Spin-Off, were converted to RSUs based on KAR's and IAA's actual performance in 2019, that vest on the third anniversary of the grant date during the named executive officer's continued employment with the Company through such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share, and by multiplying the number of unvested IAA RSUs by the market price of IAA common stock at the close of the last trading day in 2020, which was $64.98 per share. The total amount in column (h) includes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Hallett – $8,713; Mr. Loughmiller – $3,072; Mr. Kelly – $2,681; Mr. Hammer – $2,860; and Mr. Fisher – $950.

(5) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on February 21, 2020, that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share. The total amount in column (h) includes accrued and unpaid cash dividend equivalents in the following amounts: Mr. Hallett – $8,326; Mr. Loughmiller – $2,936; Mr. Kelly – $2,882; Mr. Hammer – $ 1,751; and Mr. Fisher – $907.

(6) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 21, 2020, that may be earned and vest based on the Company's Cumulative Operating Adjusted Net Income Per Share performance over a three-year period, at the threshold level, held by each named executive officer multiplied by the market price of KAR common stock at the close of the last trading day in 2020, which was $18.61 per share, including reinvested dividends on such PRSUs. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2020 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2020, we were below threshold levels of Cumulative Operating Adjusted Net Income Per Share performance and have accordingly reported the PRSUs at the threshold award level.

Because this table shows outstanding equity awards held by our named executive officers as of December 31, 2020, all information is presented on an adjusted basis to reflect the IAA Spin-Off. Please refer to the discussion in "Compensation Discussion and Analysis—IAA Spin-Off" above for details on the adjustments.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2020

Name (a)	Security	Option Awards		Stock Awards	
		Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Jim Hallett	KAR	—	—	81,452[1]	1,821,268[2]
	IAA	194,404	5,518,832	79,997[1]	3,848,709
Eric Loughmiller	KAR	—	—	20,464[1]	458,826[2]
	IAA	97,204	3,049,173	20,150[1]	970,203
Peter Kelly	KAR	170,000	2,304,350	14,013[1]	315,131[2]
	IAA	140,000	6,312,368	14,013[1]	675,275
John Hammer	KAR	—	—	4,009[1]	87,816[2]
	IAA	—	—	4,009[1]	176,118
Tom Fisher	KAR	—	—	7,667[1]	111,841[2]
	IAA	—	—	7,667[1]	282,053

(1) This amount includes shares vested with respect to the full amount of the 2017 PRSUs that were converted into RSUs at the target performance level in connection with the IAA Spin Off, one-third of the 2017 RSUs, one-third of the 2018 RSUs and one-third of the 2019 RSUs.

(2) This amount includes accumulated dividend equivalents paid in cash with respect to the 2017 PRSUs that were converted into RSUs in connection with the IAA Spin-Off and the 2017, 2018 and 2019 RSUs.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a discussion of the treatment of equity-based awards held by our named executive officers and annual cash incentive awards due to our named executive officers upon certain types of employment terminations or the occurrence of a change in control of the Company. For a discussion of our named executive officers' severance payments and the treatment of their annual cash incentive awards that may become due upon certain types of employment terminations pursuant to their employment agreements, see "Employment Agreements with Named Executive Officers" below.

EQUITY-BASED AWARDS—OMNIBUS PLAN

To the extent a named executive officer's employment agreement does not provide otherwise, the Omnibus Plan (and the related award agreements thereunder) provide for the following treatment of stock options and other equity awards issued pursuant to the Omnibus Plan upon the termination of employment scenarios or a change in control, as set forth below. Since December 10, 2009, all grants of stock options and other equity awards have been and will be made pursuant to the terms of the Omnibus Plan.

| Award Type | Termination or Change in Control Scenario | | | |
	Voluntary Termination or Termination for Cause	Death, Disability or Retirement	Termination without Cause or for Good Reason	Effect of Change in Control or Exit Event
Unless otherwise specified in an award agreement, all unvested equity-based awards under the Omnibus Plan will be forfeited upon a termination of employment for any reason (except in the case of disability or death, as described in the Omnibus Plan).				
Options	If voluntary, vested options remain exercisable for 90 days (or earlier expiration date); if for Cause, all vested and unvested options are cancelled.	All vested options remain exercisable for one year (or until earlier expiration date). In the event of death or disability, all unvested options vest in full, with performance awards remaining subject to achievement of goals.	Unless otherwise specified in an award agreement, vested options remain exercisable for 90 days (or until earlier expiration date).	Single trigger vesting with committee discretion to cash out or substitute with successor awards.
2018 PRSUs **2019 PRSUs** **2020 PRSUs**	Automatic forfeiture.	***Without Cause or for Good Reason:*** Prorated portion of the PRSUs vest based on the Company's actual performance during the performance period and the number of full months he was employed during such performance period. ***Death or Disability:*** Full vesting of the PRSUs based on the Company's actual performance during the performance period. ***Retirement:*** *2018/2019*: Prorated portion of the PRSUs vest based on the Company's actual performance during the performance period and the number of full months worked through the retirement date (including the "early retirement date" which is the date of his voluntary termination of employment after attaining a combination of years of age and service with the Company and its affiliates of at least 70, with a minimum age of 60) plus a credit of an additional 12 months. *2020*: If attaining age 65 and at least 5 years of service with the Company and its affiliates ("normal retirement"), full vesting of the PRSUs based on the Company's actual performance during the performance period. If attaining age 55 with at least 10 years of service with the Company and its affiliates ("early retirement"), prorated portion of the PRSUs based on the Company's actual performance during the performance period and the number of full months worked through the retirement date plus a credit of an additional 12 months.		Double trigger vesting at target performance level for PRSUs that are assumed or replaced; single trigger vesting at the target performance level for PRSUs that are not assumed or replaced.
2018 RSUs **2019 RSUs** **2020 RSUs**	***Voluntary Termination (with or without Good Reason) or Termination by the Company (for Cause or without Cause):*** *2018/2019*: Forfeiture of any unvested RSUs. *2020*: If terminated by the Company or its affiliates without Cause or if he terminates for Good Reason, any unvested RSUs will continue to vest in full as scheduled. Otherwise, forfeiture of any unvested RSUs upon voluntary termination. ***Death or Disability:*** Full, immediate vesting of any unvested RSUs. ***Retirement:*** *2018/2019*: Immediate vesting of any unvested RSUs scheduled to vest in the 12 months following the retirement date (including the "early retirement date") and a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months post-retirement vesting credit). *2020*: If "normal retirement," any unvested RSUs will continue to vest in full as scheduled. If "early retirement," a prorated portion of any unvested RSUs scheduled to vest in the 12 months following the retirement date will continue to vest as originally scheduled, along with a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the date of retirement).			Double trigger vesting for any RSUs that are assumed or replaced; single trigger vesting for any RSUs that are not assumed or replaced.

Unless specified otherwise in a named executive officer's employment agreement, the termination of a named executive officer's employment with the Company or any subsidiary shall be deemed to be for "cause" under the Omnibus Plan upon any of the following events: (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties; (ii) the named executive officer's personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty; (iii) the named executive officer's indictment for, conviction of, or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his willful violation of any applicable law (other than certain exceptions set forth in the Omnibus Plan); (iv) the named executive officer's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any subsidiary; or (v) the named executive officer's material breach of any written covenant or agreement not to disclose any information pertaining to the Company or a subsidiary or not to compete or interfere with the Company or a subsidiary.

The Omnibus Plan does not provide a default "good reason" definition in the event such term is not specified in a named executive officer's employment agreement.

ANNUAL CASH INCENTIVE AWARDS—OMNIBUS PLAN

Termination or Change in Control Scenario				
Voluntary Termination	Termination by the Company for Cause	Death, Disability or Retirement	Termination without Cause or for Good Reason	Effect of Change in Control or Exit Event
Death, Disability, Voluntary Termination (with or without Good Reason) or Termination by the Company (for Cause or without Cause): Annual cash incentive awards are treated as described in the executive's employment agreement with the Company, to the extent applicable. See "Employment Agreements with Named Executive Officers" below for more information. *Retirement:* Unless otherwise specified in an employment agreement, an executive receives a prorated amount of the incentive award based on actual performance for the performance period.				Unless otherwise determined by the administrator of the Omnibus Plan or as evidenced in an award agreement, pro rata payment based on actual performance, in the administrator's discretion.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The amounts in the table below are based on employment agreements that were in effect for each named executive officer on December 31, 2020, and assume that the termination and/or change in control, as applicable, was effective as of December 31, 2020, the last business day of the prior fiscal year, and that the respective named executive officers exercised all options and/or received cash in exchange for vested PRSUs and RSUs at such time. Following the end of the prior fiscal year we entered into a new employment agreement with Mr. Hallett and an amendment to Mr. Kelly's employment agreement, which are further described in the section titled ''Employment Agreements with Named Executive Officers'' below. The table is merely an illustrative example of the impact of a hypothetical termination of employment or change in control. The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing.

Named Executive Officer and Triggering Event	Cash Severance	Non-Equity Incentive Pay[1]	Stock Options [2]	PRSUs [3]	RSUs [4]	Excise Tax Gross-Up[5]	Life Insurance [6]	Total
Jim Hallett								
• Death	—[9]	$930,529	—	$12,621,697	$2,422,553	—	$800,000	$16,774,779
• Disability[7]	—[9]	$930,529	—	$12,621,697	$2,422,553	—	—	$15,974,779
• Retirement[8]	—	$930,529	—	$12,621,697	$2,422,553	—	—	$15,974,779
• Voluntary / for Cause	—	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$4,387,500[10]	$930,529	—	$9,106,663	$796,757	—	—	$15,221,449
• CIC (single trigger)	—	$930,529	—	—	—	—	—	$930,529
• Termination after CIC (double trigger)	$4,387,500[11]	$930,529	—	$12,621,697	$2,430,880	—	—	$20,370,606
Eric Loughmiller								
• Death	$26,078[9]	$419,931	—	$3,727,840	$800,205	—	$800,000	$5,774,054
• Disability[7]	$26,078[9]	$419,931	—	$3,727,840	$800,205	—	—	$4,974,054
• Retirement[8]	—	—	—	$3,621,751	$639,685	—	—	$4,261,436
• Voluntary / for Cause	—	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,676,078[10]	$419,931	—	$2,675,723	$284,617	—	—	$5,056,349
• CIC (single trigger)	—	$419,931	—	—	—	—	—	$419,931
• Termination after CIC (double trigger)	$2,226,078[11]	$419,931	—	$3,727,840	$803,141	—	—	$7,176,990
Peter Kelly								
• Death	$42,028[9]	$458,106	—	$3,273,498	$649,531	—	$800,000	$5,223,163
• Disability[7]	$42,028[9]	$458,106	—	$3,273,498	$649,531	—	—	$4,423,163
• Retirement[8]	—	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,842,028[10]	$458,106	—	$2,127,954	$285,177	—	—	$4,713,272
• CIC (single trigger)	—	$458,106	—	—	—	—	—	$458,106
• Termination after CIC (double trigger)	$2,442,028[11]	$458,106	—	$3,273,498	$723,285	—	—	$6,896,917
John Hammer								
• Death	$42,125[9]	$416,877	—	$3,722,102	$707,126	—	$800,000	$5,688,230
• Disability[7]	$42,125[9]	$416,877	—	$3,722,102	$707,126	—	—	$4,888,230
• Retirement[8]	—	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,680,125[10]	$416,877	—	$2,759,264	$173,224	—	—	$5,029,490
• CIC (single trigger)	—	$416,877	—	—	—	—	—	$416,877
• Termination after CIC (double trigger)	$2,226,125[11]	$416,877	—	$3,722,102	$709,693	—	—	$7,074,797
Tom Fisher								
• Death	$24,102[9]	$329,264	—	$1,392,589	$273,454	—	$800,000	$2,819,409
• Disability[7]	$24,102[9]	$329,264	—	$1,392,589	$273,454	—	—	$2,019,409
• Retirement[8]	—	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,345,977[10]	$329,264	—	$1,009,547	$89,788	—	—	$2,774,576
• CIC (single trigger)	—	$329,264	—	—	—	—	—	$329,264
• Termination after CIC (double trigger)	$1,786,602[11]	$329,264	—	$1,392,589	$273,339	—	—	$3,781,794

KAR GLOBAL

Footnotes to Potential Payments Upon Termination or Change in Control Table

(1) The amounts reported are equal to the full amount of the named executive officer's 2020 annual bonus (a December 31, 2020 termination results in a 100% payout, whereas a termination on any other date would result in a prorated amount to the extent applicable), payable under the terms of such officer's employment agreement or the Omnibus Plan, as applicable.

(2) No named executive officer had any outstanding, unvested options as of December 31, 2020.

(3) The amounts reported assume, for KAR awards, a KAR common stock price of $18.61, which was the closing price on December 31, 2020, and, for IAA awards, an IAA common stock price of $64.98, which was the closing price on December 31, 2020. In the event that a named executive officer terminates employment as a result of the named executive officer's death, Disability, Retirement, Normal Retirement or Early Retirement (if eligible) (each as defined in the Omnibus Plan except for Normal Retirement and Early Retirement which are defined in the applicable award agreements) prior to a Change in Control (as defined in the Omnibus Plan) and as of December 31, 2020, each of the named executive officers would be entitled to, (i) immediate vesting of all of the 2018 PRSUs that converted into RSUs, (ii) immediate vesting of all of the 2019 PRSUs that converted into RSUs and (iii) immediate vesting of all of the 2020 PRSUs in the case of death or Disability, or continued vesting of all of the 2020 PRSUs on the case of Normal Retirement (if eligible) or 24/36ths of the 2020 PRSUs in the case of Early Retirement (if eligible), in each case based on actual performance of the 2020 PRSUs. In the event that a named executive officer is terminated without Cause or resigns for Good Reason (each as defined in the applicable employment agreement) prior to a Change in Control and as of December 31, 2020, each of the named executive officers would be entitled to, (i) immediate vesting of all of the 2018 PRSUs that converted into RSUs, (ii) immediate vesting of 24/36ths of the 2019 PRSUs that converted into RSUs and (iii) continued vesting of 12/36ths of the 2020 PRSUs, based on actual performance in the case of the 2020 PRSUs. With respect to the events described above, the amounts disclosed in the table for the 2018 PRSUs reflect the target number of PRSUs that converted to RSUs, the 2019 PRSUs reflect the actual number of PRSUs that converted to RSUs based on actual performance, and the 2020 PRSUs assume performance at the target level.

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2020, he would be entitled to receive immediate vesting of the 2018 and 2019 PRSUs that converted into RSUs and the target number of 2020 PRSUs as of his termination date, without proration, with respect to any such awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If awards are assumed or replaced in the Change in Control, and such named executive officer's employment is terminated following the Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2020, he would be entitled to receive immediate vesting of the 2018 and 2019 PRSUs that converted into RSUs and the target number of 2020 PRSUs, without proration, as of his termination date. With respect to a Change in Control, the amounts disclosed in the ''CIC (single trigger)'' rows in the table assume that the awards are assumed or replaced in the Change in Control.

(4) The amounts reported assume, for KAR awards, a KAR common stock price of $18.61, which was the closing price on December 31, 2020, and, for IAA awards, an IAA common stock price of $64.98, which was the closing price on December 31, 2020. In the event a named executive officer's employment is terminated as a result of a termination for Cause or a voluntary termination prior to a Change in Control and as of December 31, 2020, he would forfeit the unvested portion of his RSUs. In the event a named executive officer's employment is terminated as a result of a termination without Cause or a resignation for Good Reason prior to a Change in Control and as of December 31, 2020, he would forfeit the unvested portion of his 2018 and 2019 RSUs but receive continued vesting of his unvested 2020 RSUs. In the event a named executive officer's employment is terminated due to his death or Disability prior to a Change in Control and as of December 31, 2020, he would be entitled to receive immediate vesting of the unvested portion of his RSUs. In the event that a named executive officer terminates employment prior to a Change in Control due to his Retirement, Normal Retirement or Early Retirement (if eligible), he would be entitled to receive (i) immediate vesting of the unvested portion of his 2018 and 2019 RSUs that are scheduled to vest in the 12 months following the retirement date plus a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the retirement date) and (ii) if due to Early Retirement, continued vesting of unvested portion of his 2020 RSUs that are scheduled to vest in the 12 months following the retirement date plus a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the retirement date) and, if due to Normal Retirement, continued full vesting of the 2020 RSUs.

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2020, he would be entitled to receive immediate vesting of any RSU awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If such named executive officer's employment is terminated following a Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2020, he would be entitled to receive immediate vesting of any RSU awards that are assumed or replaced in the Change in Control, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the RSUs are assumed or replaced in the Change in Control.

(5) As described above, pursuant to his employment agreement in effect as of December 31, 2020 and in the event of a Change in Control, Mr. Hallett may have been entitled to an excise tax gross-up with respect to certain payments made in connection with a termination of his employment; however, the estimated value of the excess parachute payments on December 31, 2020 is within the statutory safe harbor amount under Section 280G of the Code, making the excise tax and related gross-up inapplicable. Actual excise tax amounts and tax gross-up payments, if any, would be calculated at the time of an actual Change in Control based on all factors and assumptions applicable at that time. No other named executive officer is or was entitled to an excise tax gross-up, and Mr. Hallett's new employment agreement with the Company does not entitle him to an excise tax gross-up.

(6) Under the Group Term Life Policy, each named executive officer's designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $800,000.

(7) Long-term disability is a Company-paid benefit for all employees and therefore is not included in this table. The long-term disability benefit is only paid after six months on short-term disability and is 66.67% of base pay capped at $15,000 per month.

(8) Pursuant to the terms of his employment agreement in effect as of December 31, 2020, Mr. Hallett would be entitled to a prorated payout of his 2020 annual bonus (the full bonus for a termination date of December 31, 2020) upon his "retirement" (i.e., a voluntary termination of his employment, provided that he announces his retirement at least 12 months prior to such termination).

As of December 31, 2020, Messrs. Hallett and Loughmiller would each have been entitled to receive accelerated or continued vesting of all or a portion of the RSUs and PRSUs because each had met the requirements for a Retirement, Normal Retirement or Early Retirement as of December 31, 2020 under the applicable award agreements under the Omnibus Plan (each was either 65 years of age, 65 years of age with at least five years of service, 55 years of age with at least 10 years of service or had reached the age of 60 and had a combination of years of age and service with the Company and its affiliates of at least 70). Messrs. Kelly, Hammer and Fisher had not satisfied the Retirement, Normal Retirement or Early Retirement requirements under the applicable award agreements under the Omnibus Plan as of December 31, 2020 (i.e., none were either 65 years of age or had met the other applicable age and service requirements), and thus, they would not have been entitled to accelerated or continued vesting of their equity for a "retirement" as of such date.

Messrs. Loughmiller, Kelly, Hammer and Fisher had not satisfied the Retirement requirements under the Omnibus Plan as of December 31, 2020 (i.e., none had reached the age of 65), and thus, they would not have been entitled to a prorated payout of their annual bonuses for a Retirement as of such date.

(9) Under the terms of each named executive officer's employment agreement, he (or his estate) would be entitled to COBRA premium payments for 18 months in the event of his death or Disability, although Mr. Hallett would not have received this benefit with respect to a termination occurring on December 31, 2020 because he did not participate in our group health plans as of such date.

(10) These amounts are equal to (i) for Mr. Hallett, pursuant to the terms of his employment agreement in effect as of December 31, 2020, two times the sum of Mr. Hallett's current annual base salary ($975,000) and his 2020 target bonus amount; and (iii) for all other named executive officers, (a) one and a half times the sum of the named executive officer's current annual base salary ($550,000 for Mr. Loughmiller, $600,000 for Mr. Kelly, $546,000 for Mr. Hammer, and $450,000 for Mr. Fisher) and his 2020 target bonus amount; and (b) COBRA premium payments for 18 months.

(11) These amounts are equal to (i) for Mr. Hallett, pursuant to the terms of his employment agreement in effect as of December 31, 2020, two times the sum of Mr. Hallett's current annual base salary ($975,000) and his 2020 target bonus amount; and (iii) for all other named executive officers, (a) two times the sum of the named executive officer's current annual base salary ($550,000 for Mr. Loughmiller, $600,000 for Mr. Kelly, $546,000 for Mr. Hammer, and $450,000 for Mr. Fisher) and his 2020 target bonus amount and (b) COBRA premium payments for 18 months.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Each of our named executive officers has an employment agreement with the Company. A summary of each of the agreements is provided below.

Jim Hallett

On March 1, 2021, in connection with Mr. Hallett stepping down as Chief Executive Officer on April 1, 2021, the Company and Mr. Hallett entered into a new employment agreement to reflect Mr. Hallett's new role as Executive Chairman, which superseded his prior employment agreement. The new employment agreement became effective as of April 1, 2021 and provides for the following severance and change of control payments:

Termination Due to Death or Disability. If Mr. Hallett terminates his employment due to death or disability, the Company will be obligated to pay to Mr. Hallett (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the ''Accrued Obligations.'' In addition, Mr. Hallett or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until Mr. Hallett becomes eligible for coverage under another employer's health plan, if Mr. Hallett is participating in the Company's health plans on the date of such termination of employment (the ''Continued Benefits''); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on Mr. Hallett's actual performance and based on the number of days Mr. Hallett was employed by the Company during such calendar year (the ''Pro Rata Bonus''); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to Mr. Hallett (the ''Earned but Unpaid Bonus'').

For purposes of his employment agreement, ''disability'' means a ''Total Disability'' (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If Mr. Hallett voluntarily terminates his employment or if the Company terminates his employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of his employment agreement, ''Cause'' means the (i) Mr. Hallett's willful, continued and uncured failure to perform substantially his duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to Mr. Hallett of such failure; (ii) Mr. Hallett engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) Mr. Hallett's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) Mr. Hallett's material breach of the Company's code of business conduct and ethics; or (v) Mr. Hallett's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by Mr. Hallett.

Termination Without Cause or Resignation for Good Reason. In the event Mr. Hallett is terminated by the Company without Cause or Mr. Hallett resigns for Good Reason, Mr. Hallett would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two and a half times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of his employment agreement, ''Good Reason'' means (i) any material reduction of Mr. Hallett's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide Mr. Hallett's base salary, or any reduction in Mr. Hallett's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that Mr. Hallett relocate his principal business location to a location more than 50 miles from Mr. Hallett's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the

Company's obligations under the agreement without change. For purposes of the foregoing, ''Change of Control'' has the same meaning as the term ''Change in Control'' under the Omnibus Plan.

Elimination of Excise Tax Gross-Up. Mr. Hallett's employment agreement eliminates his right to receive any gross-up payments in the event that any payment or benefit in connection with his employment is or becomes subject to an excise tax under Section 4999 of the Code.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Mr. Hallett is subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

Other Named Executive Officers

On March 9, 2020, the Company entered into substantially similar employment agreements with Messrs. Loughmiller, Kelly, Hammer and Fisher, providing for their at-will employment and the severance and change of control payments described below, which superseded their prior employment agreements. Mr. Kelly's employment agreement was amended effective April 1, 2021 in connection his appointment as Chief Executive Officer, with the modification to Mr. Kelly's severance payment noted below.

Termination Due to Death or Disability. If Messrs. Loughmiller, Kelly, Hammer or Fisher terminates his employment due to death or disability, the Company will be obligated to pay to the executive (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the ''Accrued Obligations.'' In addition, the executive or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until the executive becomes eligible for coverage under another employer's health plan, if the executive is participating in the Company's health plans on the date of such termination of employment (the ''Continued Benefits''); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on the executive's actual performance and based on the number of days the executive was employed by the Company during such calendar year (the ''Pro Rata Bonus''); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to the executive (the ''Earned but Unpaid Bonus'').

For purposes of their employment agreements, ''disability'' means a ''Total Disability'' (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If Messrs. Loughmiller, Kelly, Hammer or Fisher voluntarily terminates his employment or if the Company terminates his employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of their employment agreements, ''Cause'' means the (i) executive's willful, continued and uncured failure to perform substantially their duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to the executive of such failure; (ii) executive engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) executive's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) executive's material breach of the Company's code of business conduct and ethics; or (v) executive's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by executive.

Termination Without Cause or Resignation for Good Reason. In the event Messrs. Loughmiller, Kelly, Hammer or Fisher is terminated by the Company without Cause or such executive resigns for Good Reason, the executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of one and a half times (except for Mr. Kelly, two times effective April 1, 2021) his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of their employment agreements, ''Good Reason'' means (i) any material reduction of the executive's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide the executive's base salary, or any reduction in the executive's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that the executive relocate his principal business location to a location more than 50 miles from the executive's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, ''Change of Control'' has the same meaning as the term ''Change in Control'' under the Omnibus Plan.

Change In Control Termination. In the event Messrs. Loughmiller, Kelly, Hammer or Fisher is terminated by the Company without Cause or such executive resigns for Good Reason, as described above, and such termination occurs within two years of a Change of Control (as defined under the Omnibus Plan), the executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Messrs. Loughmiller, Kelly, Hammer and Fisher are subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

CEO PAY RATIO

Summary

For the 2020 fiscal year, the ratio of the annual total compensation of Mr. Hallett, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Hallett ("Median Annual Compensation") was 145 to 1.

This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. The assumptions used in the calculation of our estimated pay ratio are specific to our company and our employee population; therefore, our pay ratio may not be comparable to the pay ratios of other companies, including the companies in our proxy comparator group.

In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this summary, Median Annual Compensation was $40,373, and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2020 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K. For purposes of this summary, CEO Compensation was $5,847,463. CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. Hallett in the "Summary Compensation Table for 2020" for the 2020 fiscal year.

Methodology

In 2020, we reduced our overall employee headcount by approximately one-third, which caused a significant change in our employee population from that employed for our 2019 pay ratio calculation. Given this impact, we have re-identified the Median Employee for 2020.

To identify the Median Employee, we first determined our employee population as of December 31, 2020 (the "Determination Date"). We had 10,097 employees (other than Mr. Hallett), representing all full-time, part-time, seasonal and temporary employees of us and our consolidated subsidiaries as of the Determination Date. This number did not include any independent contractors or "leased" workers, as permitted by the applicable SEC rules. Of our 10,097 total employees (other than Mr. Hallett), approximately 308 (approximately 3% of our total employee population) are located outside of the U.S. and Canada. As permitted under the *de minimis* exemption to Item 402(u) of Regulation S-K, we chose to exclude those 308 employees in the following countries in identifying our Median Employee: Belgium (111); France (6); Germany (44); Italy (19); Mexico (14); the Netherlands (13); the United Kingdom (87); and Uruguay (14). We used our number of total employees (10,097, other than Mr. Hallett) in making our *de minimis* calculation.

We then measured compensation for the period beginning on January 1, 2020 and ending on December 31, 2020 for 9,789 employees (after the permitted exclusions noted above). This compensation measurement was first calculated by totaling base salary (for salaried employees) and wages (for hourly employees) for each employee, and converting international currencies into U.S. dollars. We annualized the total compensation for the portion of our permanent employee workforce (full-time and part-time) which worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year.

We identified five possible Median Employees (five employees with the same compensation), who were all located in the U.S. We then calculated gross wages reported on Form W-2 for all five employees, which included cash compensation, including regular pay (wages and salary), all variants of overtime (if eligible), and all variants of bonus payments actually paid (if any). We annualized the pay of employees who were placed on furlough for a portion of 2020. We then re-ranked that group of five employees to identify the Median Employee.

PROPOSAL NO. 4:

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE KAR AUCTION SERVICES, INC 2009 OMNIBUS STOCK AND INCENTIVE PLAN, AS AMENDED

PROPOSAL

Overview

We are seeking stockholder approval to amend and restate our Omnibus Plan to, among other things, increase the number of shares of the Company's common stock (the "Shares") reserved for issuance under the Omnibus Plan by an additional 6,460,000 shares and extend the term of the Omnibus Plan to June 4, 2031. The Board approved the amendment and restatement of our Omnibus Plan ("Revised Omnibus Plan") on April 16, 2021, subject to stockholder approval. The affirmative vote of a majority of the shares present and entitled to vote at the 2021 annual meeting is required to approve the Revised Omnibus Plan.

We believe appropriate equity incentives are important (i) to attract and retain the highest caliber individuals, (ii) to link incentive reward to Company performance, (iii) to encourage employee ownership in the Company, and (iv) to align the interests of participants to those of our stockholders, including incentivizing the creation of long-term stockholder value. Stockholder approval of the Revised Omnibus Plan will enable us to continue to provide such incentives to our key personnel. If the Revised Omnibus Plan is not approved, the Omnibus Plan will remain in effect in accordance with its present terms, but we may not be able to provide persons eligible for awards with compensation packages that are necessary to attract, retain and motivate these individuals. The authorization of additional shares is critical to our ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

Our Revised Omnibus Plan includes several provisions that are designed to protect stockholder interests and promote effective corporate governance, including:

- ✓ No re-pricing of stock options or SARs without prior stockholder approval;
- ✓ No "liberal share recycling" of stock options or SARs;
- ✓ No discounted stock options or SARs (minimum 100% fair market value exercise price);
- ✓ Maximum term for stock options and SARs is 10 years;
- ✓ One-year minimum vesting for equity awards;
- ✓ No dividends can be paid on unvested awards;
- ✓ No "liberal" change in control definition or automatic "single-trigger" change in control vesting;
- ✓ No "evergreen" share increases or automatic "reload" awards;
- ✓ Non-employee director compensation limits; and
- ✓ Clawback policy applicable to awards under the Revised Omnibus Plan.

Share Usage and Key Equity Grant Data

While equity incentive awards are an important part of our pay-for-performance compensation program, our Board and Compensation Committee are mindful of their responsibility to our stockholders to exercise judgment in granting equity-based awards. We review a number of relevant metrics to assess the cumulative impact of our equity compensation programs, including burn rate and overhang.

The annual share usage under the Omnibus Plan for the last three fiscal years and the overhang for 2020 was as follows:

	2018	2019	2020
Burn Rate[1]	0.42%	0.45%	0.61%
Overhang[2]	—	—	4.37%

(1) Burn rate represents (a) RSUs, PRSUs and stock options granted divided by (b) the basic weighted average common shares outstanding for the applicable fiscal year.

(2) Overhang represents (a) total plan shares divided by (b) (i) total plan shares plus (ii) common shares outstanding, where (a) total plan shares equals the sum of (i) the number of shares available for future grants plus (ii) the number of RSUs, PRSUs and stock options outstanding.

The following table includes information regarding outstanding equity awards and Shares available for future awards under the Omnibus Plan as of March 31, 2021:

Number of shares available for future grants:	796,275
Number of granted but unvested full-value awards:[1]	1,761,164
Number of granted but unexercised stock options:	2,672,255
Weighted average exercise price of outstanding stock options:	$13.27
Weighted average remaining term of outstanding stock options	8.6 years

(1) Full-value awards represents RSUs and PRSUs.

Equity Compensation Plan Information

The following table sets forth the aggregate information of our equity compensation plans, including the Omnibus Plan, in effect as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[3]
Equity compensation plans approved by security holder(s)	1,974,378	$10.66	5,538,059
Equity compensation plans not approved by security holders	—	—	—
Total	1,974,378	$10.66	5,538,059

(1) Includes service options, exit options, PRSUs and RSUs issued under the Omnibus Plan (excluding dividend equivalents). The amount of PRSUs outstanding at target of 438,397 (excluding dividend equivalents) have been included.

(2) Awards issued by the Company have exercise prices ranging from $5.17 to $11.74. The weighted-average price in the table above only reflects the weighted-average exercise price of outstanding options. The weighted-average exercise price does not include the PRSUs or RSUs.

(3) The number of securities available for future issuance includes (a) 4,064,532 shares of common stock that may be issued under the Omnibus Plan; and (b) 1,473,527 shares of common stock that may be issued under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan.

Proposed Amendments to the Omnibus Plan

The proposed amendments include ensuring that a sufficient reserve of Shares remains available for issuance under the Revised Omnibus Plan in order to allow the Company to continue to use equity incentives to attract and retain the services of key employees and directors. As further described in the "Compensation Discussion and Analysis" section beginning on page 25, the Company relies on equity incentives for employees and directors in order to maintain a competitive equity compensation program and further align the interests of our employees and directors with those of our stockholders. The Revised Omnibus Plan increases the number of shares that remain available for issuance from 796,275 Shares as of March 31, 2021, to 7,256,275 Shares.

The proposed amendments also include extending the termination date of the Omnibus Plan from June 10, 2024 to the tenth anniversary of the date the Revised Omnibus Plan is approved by stockholders, June 4, 2031. This extension will permit the Compensation Committee to continue to utilize equity-based compensation as part of our competitive compensation program.

Further, the proposed amendments (i) prohibit payment of dividends or dividend equivalents on an award until it vests and (ii) provide that awards that settle in Shares shall be granted subject to a minimum 12-month time-vesting period (other than awards representing a maximum of 5% of the Shares reserved for issuance under the Revised Omnibus Plan, as adjusted).

Finally, the proposed amendments address changes in federal tax laws. Section 162(m) allowed performance-based compensation that met certain requirements to be tax deductible, regardless of amount. This exception has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to the Covered Employees as defined in Section 162(m) in excess of $1,000,000 will not be deductible by the Company unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. To further address changes in federal tax laws, the Revised Omnibus Plan no longer includes per-participant limitations on awards. However, the proposed amendments include a non-employee director compensation limit. Non-employee directors may not be granted awards exceeding $750,000 in total value in any calendar year, when aggregated with such non-employee director's cash fees with respect to such calendar year.

Summary of Revised Omnibus Plan

Below is a summary of certain material terms and provisions of the Revised Omnibus Plan. This summary is not intended to be a complete description of the Revised Omnibus Plan and is qualified in its entirety by reference to the complete text of our Revised Omnibus Plan, which is included as Annex I to this proxy statement.

Purpose. The purpose of the Revised Omnibus Plan is to provide an additional incentive to participants whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to the Company, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Administration. The Revised Omnibus Plan will be administered and interpreted by the Board or a committee appointed by the Board (the "Committee"), who will have the power and authority, without limitation, to establish such rules and regulations as it deems necessary for the proper administration of the Revised Omnibus Plan, including the ability to construe and interpret the terms and provisions of the Revised Omnibus Plan and any award issued thereunder and to otherwise supervise the administration of the Revised Omnibus Plan and to exercise all powers and authorities necessary and advisable in the administration of the Revised Omnibus Plan.

Eligibility. The employees, directors and independent contractors and consultants of the Company and its affiliates who are chosen by the Committee are eligible to receive awards under the Revised Omnibus Plan. As of March 31, 2021, there were approximately 9,742 employees, 9 non-employee directors and 1,017 independent contractors and consultants of the Company and its affiliates. While independent contractors and consultants of the Company are eligible to participate in the Revised Omnibus Plan (subject to certain SEC limitations), the Company's current practice is to not grant equity awards to independent contractors and consultants.

Shares Available for Awards. Subject to adjustment as provided in the Revised Omnibus Plan, the aggregate number of Shares reserved and available for issuance pursuant to awards granted under the Revised Omnibus Plan is 7,256,275, which will consist of 6,460,000 Shares not previously authorized for issuance plus 796,275 Shares remaining available for issuance but not subject to outstanding awards as of March 31, 2021. Any Shares subject to an award under the Revised Omnibus Plan that are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a participant will be available for issuance under the Revised Omnibus Plan. If (i) Shares otherwise issuable or issued in respect of, or as part of, any award other than stock options and SARs (as defined below) are withheld to cover taxes, such Shares shall not be treated as having been issued under the Revised Omnibus Plan and shall again be available for issuance under the Revised Omnibus Plan, (ii) Shares otherwise issuable or issued in respect of, or as part of, any award of stock options or SARs are withheld to cover taxes or the exercise price of such award, such Shares shall be treated as having been issued under the Revised Omnibus Plan and shall not be available for issuance under the Revised Omnibus Plan. In addition, Shares tendered to exercise outstanding stock options or other awards or to cover applicable taxes on awards of stock options and SARs shall not be available for issuance under the Revised Omnibus Plan, but Shares tendered to cover applicable taxes on awards other than stock options and SARs shall be available for issuance under the Revised Omnibus Plan.

Individual Award Limits.   Non-employee directors may not be granted awards exceeding $750,000 in total value in any calendar year, when aggregated with such non-employee director's cash fees with respect to such calendar year.

Minimum Vesting.   Awards granted under the Revised Omnibus Plan that settle in Shares (other than awards representing a maximum of five percent (5%) of the Shares reserved for issuance under the Revised Omnibus Plan, as adjusted) shall be granted subject to a minimum time-vesting period of at least twelve (12) months.

Award Types.   Benefits granted under the Revised Omnibus Plan may be granted in any one or a combination of stock options, share appreciation rights ("SARs"), restricted shares, other share-based award, or other cash-based awards. Stock options, restricted shares and other share-based awards or cash awards may, as determined by the Committee in its discretion, constitute performance-based awards, which are described in greater detail below.

- Stock Options. Nonqualified stock options, which are not intended to qualify for special tax treatment under the Code, may be granted under the Revised Omnibus Plan. The Committee is authorized to set the terms of an option, including exercise price and the time and method of exercise, but is prohibited from repricing options without stockholder approval. The exercise price applicable to option awards must be at least equal to the fair market value of a share of the Company's common stock on the applicable grant date, generally determined based on the closing sale price on the New York Stock Exchange on the grant date.

- SARs. A SAR entitles the holder to receive an amount equal to the difference between the fair market value of a specified number of shares on the exercise date and the exercise price of the SAR set by the Committee as of the date of grant. The exercise price applicable to SAR awards must be at least equal to the fair market value of a share of the Company's common stock on the applicable grant date, generally determined based on the closing sale price on the New York Stock Exchange on the grant date. The Committee is authorized to set the terms of the SARs, including the time and method of exercise, but is prohibited from repricing SARs without stockholder approval.

- Restricted Shares. Awards of restricted shares are subject to restrictions on transferability and such other restrictions, if any, as the Committee may impose on the date of grant or thereafter. Such restrictions may lapse under circumstances as the Committee may determine, such as completion of a specified period of continued employment or upon the achievement of performance criteria. Except as otherwise determined by the Committee, eligible participants who are granted restricted shares will have all of the rights of a stockholder with respect to such restricted shares during any period of restriction.

- Other Share-Based Awards or Cash-Based Awards. The Committee may also grant rights or other interests that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, our common stock, including, but not limited to, unrestricted shares, restricted stock units, dividend equivalents or performance units, each of which may be subject to the achievement of performance objectives or a period of continued employment or other terms or conditions as permitted under the Revised Omnibus Plan.

Performance-Based Awards.   As determined by the Committee in its sole discretion, the granting or vesting of any performance-based awards will be based on achievement of performance objectives that are based on one or more of the business criteria described below, with respect to one or more business units or KAR and its subsidiaries as a whole: (i) earnings, including one or more of operating income, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share; (ii) pre-tax income or after-tax income; (iii) earnings per share; (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets, return on investment, return on capital or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation (including total stockholder return, on an absolute basis or relative to a peer group or other index selected by the Committee); (x) cash flow, free cash flow, cash flow return on investment, net cash provided by operations or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies; (xv) strategic business criteria; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xvii) any combination of, or a specified increase in, any of the foregoing. Such business criteria may be adjusted to account for unusual or infrequently occurring items or changes in accounting.

Change in Control.   Unless the Board or Committee determines otherwise, if there is a change in control, any unvested and outstanding awards may be assumed or replaced by the Company or its successor with a substantially similar equity or cash incentive award and the same vesting terms as the unvested award. Except as would otherwise result in adverse tax consequences under Section 409A of the Internal Revenue Code, if: (i) any unvested and outstanding awards held by a participant are assumed or replaced in a change in control and the participant's employment with the Company or its successor is terminated without cause or by the participant for good reason (if applicable) prior to the second anniversary of the change in control, or (ii) any unvested and outstanding awards are not assumed or replaced by the Company or its successor upon the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the Revised Omnibus Plan will lapse and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level of performance.

Changes in Capitalization.   If the Committee determines that a share dividend, special dividend (including cash dividends), recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, repurchase, share exchange, or other similar corporate transaction affects the shares such that an adjustment is appropriate in order to prevent the dilution of the rights of participants, the Committee may make such equitable changes as it deems appropriate.

Transferability.   Awards granted under the Revised Omnibus Plan are generally not transferable, and all rights with respect to an award granted to a participant will generally be available during a participant's lifetime only to the participant (or the participant's guardian or legal representative).

Clawback and Recoupment.   Awards issued under the Revised Omnibus Plan are subject to the Company's clawback policy, which provides for the recovery of incentive compensation in the event the Company is required to prepare an accounting restatement due to any current or former executive officer's intentional misconduct. In such an event, the executive officer would be required to repay to the Company the excess amount of incentive compensation received under the inaccurate financial statement.

Term, Amendment and Termination.   The Revised Omnibus Plan will terminate as to future awards on June 4, 2031. Our Board or the Committee may amend, alter or terminate the Revised Omnibus Plan at any time, but no amendment, alteration, or termination shall be made that would impair the rights of a participant under any award theretofore granted without such participant's consent. Approval of our stockholders will be obtained for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the common stock is traded or other applicable law. Subject to the terms and conditions of the Revised Omnibus Plan, the Board or the Committee may modify, extend or renew outstanding awards under the Revised Omnibus Plan, or accept the surrender of outstanding awards (to the extent not already exercised) and grant new awards in substitution of them (to the extent not already exercised). No alteration, modification or termination of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the Revised Omnibus Plan.

Summary of U.S. Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax treatment that generally apply to Revised Omnibus Plan awards. The description is based on current federal tax laws, rules and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Revised Omnibus Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Nonqualified Stock Options. The grant of a nonqualified stock option will not result in taxable income to the participant. The participant will generally realize ordinary income at the time of exercise in an amount equal to the excess, if any, of the then fair market value of the stock acquired over the exercise price for those shares, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will generally be treated as capital gains or losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

SARs. The grant of a SAR will not result in taxable income to the participant at the time of the grant. The participant will generally realize ordinary income at the time of exercise in an amount equal to the amount of cash or the fair market value of the shares paid upon exercise, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of any shares received will generally be treated as capital gains or losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

Restricted Stock. A grant of restricted stock will not result in taxable income to the participant at the time of grant, and we will not be entitled to a corresponding deduction, assuming that the shares are subject to transferability restrictions and that certain restrictions on the shares constitute a ''substantial risk of forfeiture'' for federal income tax purposes. Upon vesting, the holder will generally realize ordinary income in an amount equal to the then fair market value of the vested shares, and we should be entitled to a corresponding deduction. Gains or losses realized by the participant upon subsequent disposition of such shares will generally be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder of restricted stock during the restricted period also should/ will be compensation income to the participant, and we will generally be entitled to a corresponding deduction when the dividends no longer are subject to a substantial risk of forfeiture or become transferable. A participant may elect pursuant to Section 83(b) of the Code to have income recognized at the date a restricted stock award is granted and to have the applicable capital gain holding period commence as of that date. In such a case, we will be entitled to a corresponding deduction on the date of grant.

Other Share-Based Awards—Restricted Stock Units and Performance Units. A grant of restricted stock units or performance units will generally not result in taxable income to the participant at the time of grant, and we will generally not be entitled to a corresponding deduction. Upon vesting and issuance of the underlying shares, the holder will generally realize ordinary income in an amount equal to the then fair market value of the issued shares, and we should be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting and issuance. Dividend equivalents paid to the holder of restricted stock units during the restricted period also will generally be compensation income to the participant, and we should be entitled to a corresponding deduction when the dividend equivalents are paid. No election pursuant to Section 83(b) of the Code may be made with respect to restricted stock units and performance units.

Other Share-Based Awards. With respect to grants of other share-based awards (other than restricted stock units or performance units), upon payment of cash or the vesting or issuance of the underlying shares, the participant will generally realize ordinary income in an amount equal to the cash received or the then fair market value of the issued shares, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon subsequent disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting and issuance.

Other Cash-Based Awards. A participant will generally have taxable compensation equal to the amount of the cash award on the date the award is vested and paid to the participant. The Company will generally be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes.

Section 162(m) of the Internal Revenue Code. Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the Revised Omnibus Plan, whether alone or combined with other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Section 409A of the Internal Revenue Code. Certain types of awards under the Revised Omnibus Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Internal Revenue Code. Unless certain requirements set forth in Section 409A of the Internal Revenue Code are satisfied, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Revised Omnibus Plan and awards granted under the Revised Omnibus Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Internal Revenue Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Internal Revenue Code. To the extent determined necessary or appropriate by the plan administrator, the Revised Omnibus Plan and applicable award agreements may be amended to further comply with Section 409A of the Internal Revenue Code or to exempt the applicable awards from Section 409A of the Internal Revenue Code.

New Plan Benefits

If our stockholders approve this Proposal, the Shares reserved for issuance under the Revised Omnibus Plan would become available for issuance in respect of equity awards to eligible plan participants. Because benefits under the Revised Omnibus Plan will depend on the Board's or Committee's actions and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other employees if the Revised Omnibus Plan is approved by the stockholders. No grants or awards have been made by the Board or the Committee to date subject to stockholder approval.

Pursuant to our director compensation program and Policy on Granting Equity Awards, our eligible non-employee directors will each receive, on the day of the 2021 annual meeting, an annual restricted stock grant valued at $130,000. We expect to grant $780,000 in restricted stock to our non-employee directors as a group. The number of shares of our common stock received will be based on the value of the shares on the date of the restricted stock grant. For information regarding potential stock option grants to executive officers pending future Committee action and stockholder approval of this Proposal, see "Compensation Discussion and Analysis—Long-Term Incentive Opportunities—2021 Long-Term Incentive Program" on pages 41-42.

Except as noted above, any further awards under the Revised Omnibus Plan will be determined by the Board or the Committee in its discretion and are therefore not determinable at this time.

✓ **The Board of Directors recommends that you vote FOR the approval of the amended and restated Omnibus Plan.**

Proxies solicited by the Board of Directors will be voted "FOR" the approval of the amended and restated Omnibus Plan.



PROPOSAL NO. 5:

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL

The Audit Committee has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2021. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment of KPMG, which has served as the Company's independent registered public accounting firm since 2007.

The Audit Committee periodically considers whether there should be a rotation of the Company's independent registered public accounting firm, and in 2020 the Audit Committee conducted a comprehensive request for proposal process with KPMG and a few other large nationally recognized accounting firms with respect to the 2021 audit engagement. After considering all factors, the Audit Committee ultimately determined that it was in the best interest of the Company and its stockholders to retain KPMG as the Company's independent registered public accounting firm for 2021.

Although the Company is not required to seek stockholder approval of this appointment, the Board believes it is sound corporate governance to do so. If the appointment of KPMG is not ratified by the stockholders, the Audit Committee will consider the vote of the Company's stockholders and may appoint another independent registered public accounting firm or may decide to maintain its appointment of KPMG. Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the shares present and entitled to vote at the 2021 annual meeting.

Representatives of KPMG will be present at the 2021 annual meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

 **The Board of Directors recommends that you vote FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for 2021.**

Proxies solicited by the Board of Directors will be voted "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for 2021 unless stockholders specify a contrary vote.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently comprised of four independent directors, each of whom satisfies the independence requirements of Section 10A of the Exchange Act and Rule 10A-3 thereunder. The Audit Committee oversees our financial reporting process on behalf of the Board and serves as the primary communication link between the Board as the representative of our stockholders, KPMG as our independent auditor, and our internal auditors. Our management has the primary responsibility for our financial statements and the reporting process, including the systems of internal controls and for assessing the effectiveness of internal controls over financial reporting. The Audit Committee, at least quarterly, meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG and conducts separate executive sessions to discuss the audited consolidated financial statements, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting and compliance programs.

In fulfilling its responsibilities during the fiscal year, the Audit Committee reviewed and discussed with management the consolidated financial statements and related financial statement disclosures included in our Quarterly Reports on Form 10-Q and the audited consolidated financial statements and related financial statement disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Also, the Audit Committee reviewed with the independent auditors their judgments as to both the quality and the acceptability of our accounting policies. The Audit Committee's review with the independent auditors included a discussion of the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. KPMG has provided the Audit Committee written disclosures and all communications required under PCAOB standards, including those concerning independence, and the Audit Committee has discussed those disclosures with KPMG. The Audit Committee has also reviewed non-audit services performed by KPMG and considered whether KPMG's provision of non-audit services was compatible with maintaining its independence from the Company.

The Audit Committee discussed with our internal auditors and independent auditors the overall scope and plans for their respective audits and reviewed our plans for compliance with management certification requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee met with the internal auditors and independent auditors, with and without management present, to discuss the results of the auditors' examinations, their evaluations of our internal controls, including a review of the disclosure control process, and the overall quality of our financial reporting. Management represented to the Audit Committee that the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2020 were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee, or the Chair of the Audit Committee, also pre-approved all audit and non-audit services provided by the independent auditors during and relating to fiscal year 2020. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

The Audit Committee evaluates the performance of the independent auditors each year and determines whether to re-engage the current independent auditors or consider other audit firms. In 2020 the Audit Committee, consistent with good governance practices, conducted a comprehensive request for proposal process with KPMG and a few other large nationally recognized accounting firms with respect to the 2021 audit engagement. In drafting the request for proposal, the Company, in consultation with the Audit Committee, incorporated a number of specific topics for each participating firm to address. These topics included but were not limited to independence, technical expertise, industry knowledge, audit approach and scope and estimated fees. As part of the request for proposal process, representatives of the accounting firms submitted written proposals, presented verbal proposals and met with members of management and the Chair of the Audit Committee. Based on these evaluations and responses and after considering all factors, the Audit Committee approved the engagement of KPMG as our independent auditors for fiscal year 2021.

Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee has continued its long-standing practice of recommending that the Board ask our stockholders to ratify the appointment of the independent auditors at our annual meeting of stockholders.

AUDIT COMMITTEE






Michael T. Kestner, Chair   *David DiDomenico*   *J. Mark Howell*   *Stephen E. Smith*

FEES PAID TO KPMG LLP

The following table sets forth the aggregate fees charged to the Company by KPMG for audit services rendered in connection with the audit of our consolidated financial statements and reports for 2020 and 2019 and for other services rendered during 2020 and 2019 to the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2020	2019
Audit Fees[1]	$2,432,339	$3,040,632
Audit-Related Fees[2]	328,700	379,930
Tax Fees[3]	—	14,000
All Other Fees[4]	1,905	1,780
Total Fees	**$2,762,944**	**$3,436,342**

(1) ***Audit Fees:*** Consists of fees for professional services rendered for the audit of our consolidated financial statements, review of the interim condensed consolidated financial statements included in the Company's quarterly reports, the audit of our internal controls over financial reporting and services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

(2) ***Audit-Related Fees:*** Consists principally of fees for professional services rendered with respect to Service Organization Control 1 reporting and the audit of our 401(k) benefit plan.

(3) ***Tax Fees:*** Consists of fees for various tax planning projects.

(4) ***All Other Fees:*** Consists principally of a license to use KPMG's accounting research software.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's independent registered public accounting firm fee pre-approval policy provides for an annual process through which the Audit Committee evaluates the nature and scope of the audit prior to the commencement of the audit. The Audit Committee also evaluates audit-related, tax and other services that are proposed, along with the anticipated cost of such services. The Audit Committee reviews schedules of specific services to be provided. If other services are provided outside of this annual process, under the policy they may be (i) pre-approved by the Audit Committee at a regularly scheduled meeting; or (ii) pre-approved by the Chair of the Audit Committee, acting between meetings and reporting back to the Audit Committee at the next scheduled meeting. All audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit Committee or the Chair of the Audit Committee before such services were rendered.

RELATED PERSON TRANSACTIONS

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Pursuant to our written related person transactions policy, the Company reviews relationships and transactions in which the Company, or one of its business units, and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

In the course of the review and approval of a related person transaction, the Board or the Audit Committee may consider the following factors:

- the nature of the related person's interest in the transaction;

- the material terms of the transaction, including, without limitation, the amount and type of transaction;

- the importance of the transaction to the related person;

- the importance of the transaction to the Company;

- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

- any other matters that we deem appropriate.

Transactions in which the amount involved exceeds $120,000 in which the Company, or one of its business units, was a participant and a related person had a direct or indirect material interest are required to be disclosed in this proxy statement. Except as set forth below, there were no related person transactions identified since January 1, 2020.

Issuance of Series A Preferred Stock

On June 10, 2020, we issued 500,000 shares of Series A Preferred Stock to Ignition Acquisition Holdings LP, a Delaware limited partnership and affiliate fund of Apax, for an aggregate purchase price of $500 million, or $1,000 per share, in a private offering pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and the Apax Investor, an affiliate of Ignition Acquisition Holdings LP (the "Apax Investment Agreement"). On June 10, 2020 and June 29, 2020, we issued an aggregate of 50,000 shares of Series A Preferred Stock to Periphas Kanga Holdings, LP ("Periphas"), a Delaware limited partnership and affiliate of Periphas Capital GP, LLC ("Periphas Capital"), for an aggregate purchase price of $50 million, or $1,000 per share, in private offerings pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and Periphas Capital (the "Periphas Investment Agreement" and, together with the Apax Investment Agreement, the "Investment Agreements").

The Series A Preferred Stock ranks senior to our common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends are payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments, and thereafter, in cash or in kind, or in any combination of both, at our option. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock will be convertible at the option of the holders thereof at any time after June 10, 2021 into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after June 10, 2023, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at our election, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of our common stock as a single class on all matters submitted to a vote of the holders of our common stock.

At any time after June 10, 2026, we may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after June 10, 2026 and prior to June 10, 2027 (B) 100% if the redemption occurs on or after June 10, 2027.

Upon the occurrence of a change of control, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% multiplied by (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as the Apax Investor or its affiliates beneficially own at least 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will continue to have the right to appoint one individual to the Board. Additionally, so long as the Apax Investor or its affiliates beneficially own at least 50% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will have the right to appoint one non-voting observer to the Board. Likewise, so long as Periphas beneficially owns a certain percentage of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis, Periphas will have the right to appoint one non-voting observer to the Board.

The Apax Investor and certain of its affiliates are subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which the Apax Investor no longer beneficially owns 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis. Periphas is also subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which Periphas no longer owns 50% of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis. Subject to certain customary exceptions, Ignition Acquisition Holdings LP and Periphas are restricted from transferring the Series A Preferred Stock until June 30, 2021.

The Apax Investor, its affiliates and Periphas have certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock. Pursuant to these rights, on February 18, 2021, the Company filed a registration statement on Form S-3 with the SEC to register for resale an aggregate of (i) 634,305 shares of Series A Preferred Stock, consisting of the 571,606 shares of Series A Preferred Stock held by Ignition Acquisition Holdings LP and Periphas as of February 12, 2021 (including shares issued as dividends payable in kind), and 62,699 shares of Series A Preferred Stock to be issued as dividends paid in-kind on such shares through June 30, 2022; and (ii) 35,735,493 shares of common stock, which represents the total number of shares of common stock issuable upon conversion of all such shares of Series A Preferred Stock. Under the registration statement, Ignition Acquisition Holdings LP and Periphas may offer and sell shares of Series A Preferred Stock or shares of common stock in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

At the close of business on April 9, 2021, the record date, Ignition Acquisition Holdings LP and Periphas held 528,736 and 52,872 shares of our Series A Preferred Stock, respectively, which shares represented approximately 19.27% and 2.33% of our common stock on an as-converted basis.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS

NOMINATION OF DIRECTORS AND OTHER BUSINESS OF STOCKHOLDERS

In order to submit stockholder proposals for inclusion in our proxy statement related to the 2022 annual meeting of stockholders pursuant to SEC Rule 14a-8, materials must be received by the Secretary at the Company's principal executive office at KAR Auction Services, Inc., Secretary, 11299 North Illinois Street, Carmel, Indiana 46032 no later than December 24, 2021.

The proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Charles S. Coleman, EVP, Chief Legal Officer and Secretary, KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032. As the SEC's shareholder proposal rules make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

The Company's By-Laws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement pursuant to SEC Rule 14a-8, but that a stockholder instead wishes to present directly at an annual meeting. To be properly brought before the 2022 annual meeting, a notice of the nomination or the matter the stockholder wishes to present at the meeting must be delivered to the Secretary at the Company's principal office in Carmel, Indiana (see address above), not less than 90 or more than 120 days prior to the first anniversary of the date of this year's annual meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the Company's By-Laws (and not pursuant to SEC Rule 14a-8) must be received no earlier than February 4, 2022, and no later than March 6, 2022. All director nominations and stockholder proposals must comply with the requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Secretary of the Company by writing to KAR Auction Services, Inc., Secretary, 11299 North Illinois Street, Carmel, Indiana 46032.

Other than the proposals described in this proxy statement, the Company does not expect any matters to be presented for a vote at the 2021 annual meeting. However, if you grant a proxy, the persons named as proxy holders on the proxy card will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2021 annual meeting. If for any unforeseen reason, any one or more of the Board's nominees is not available to stand for election as director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated as a substitute by the Board.

The chairman of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: **Why am I receiving these materials?**

A: We are providing these proxy materials to you in connection with the solicitation, by our Board, of proxies to be voted at the Company's 2021 annual meeting of stockholders and at any adjournments or postponements thereof. Stockholders are invited to attend the 2021 annual meeting to be held via a live audio webcast on June 4, 2021 beginning at 9:00 a.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/KAR2021, where stockholders will be able to listen to the meeting live, submit questions and vote online. You will need the 16-digit control number provided on your Notice (as defined below under "Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?"), on your proxy card, or on the instructions that accompanied your proxy materials. Our proxy materials are first being distributed to stockholders on or about April 23, 2021.

Q: **What proposals will be voted on, what is the Board's voting recommendation, and what are the standards for determining whether a proposal has been approved?**

A: The holders of shares of Series A Preferred Stock are being asked to vote, as a separate class, on:

- Proposal No. 1: To elect one director (Roy Mackenzie) designated by the Apax Investor to serve until the 2022 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- Proposal No. 2: To elect eight directors to serve until the 2022 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

- Proposal No. 3: To approve, on an advisory basis, executive compensation.

- Proposal No. 4: To approve an amendment and restatement of the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as amended.

- Proposal No. 5: To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021.

Proposal	Voting Choices and Board Recommendation	Voting Standard	Effect of Abstention	Effect of Broker Non-Vote
1. **Election of Director Nominee Designated by the Apax Investor**	• Vote "FOR" the nominee • Vote "AGAINST" the nominee • Abstain from voting for the nominee **The Board recommends a vote FOR the director nominee.**	More votes "FOR" than "AGAINST"	No effect	No effect
2. **Election of Directors**	• Vote "FOR" all nominees • Vote "FOR" specific nominees • Vote "AGAINST" all nominees • Vote "AGAINST" specific nominees • Abstain from voting for all nominees • Abstain from voting for specific nominees **The Board recommends a vote FOR each of the director nominees.**	More votes "FOR" than "AGAINST"	No effect	No effect
3. **Advisory Vote to Approve Executive Compensation**	• Vote "FOR" the advisory proposal • Vote "AGAINST" the advisory proposal • Abstain from voting on the advisory proposal **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of the shares present and entitled to vote	Vote against	No effect
4. **Approval of an Amendment and Restatement of the Omnibus Plan**	• Vote "FOR" the amendment and restatement • Vote "AGAINST" the amendment and restatement • Abstain from voting on the amendment and restatement **The Board recommends a vote FOR the amended and restated Omnibus Plan.**	Majority of the shares present and entitled to vote	Vote against	No effect
5. **Ratification of Independent Registered Accounting Firm**	• Vote "FOR" the ratification • Vote "AGAINST" the ratification • Abstain from voting on the ratification **The Board recommends a vote FOR the ratification of the appointment of KPMG as our independent registered accounting firm for 2021.**	Majority of the shares present and entitled to vote	Vote against	Not applicable

Q: Who is entitled to vote?

A: Only holders of our common stock and/or Series A Preferred Stock outstanding as of the record date, which is the close of business on April 9, 2021, may vote at the 2021 annual meeting. Each share of our common stock is entitled to one vote on each matter properly brought before the 2021 annual meeting and on which holders of common stock are entitled to vote.

These shares include shares that are:

• held directly in your name as the stockholder of record; and

• held for you as the beneficial owner through a broker, bank or other nominee, including shares purchased under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan (the "ESPP").

Each record holder of Series A Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the record date on each matter that is properly brought before the 2021 annual meeting and on which holders of Series A Preferred Stock are entitled to vote together with common stock as a single class. In addition, each holder of record of Series A Preferred Stock will have one vote for each share of Series A Preferred Stock on each matter that is properly brought before the 2021 annual meeting and on which holders of Series A Preferred Stock are entitled to vote separately, as a class.

On the record date, the Company had 124,761,100 shares of common stock issued and outstanding and 581,608 shares of Series A Preferred Stock issued and outstanding.

Q: **Are there any requirements on how the holders of the Series A Preferred Stock must vote?**

A: Under the Investment Agreement, at the 2021 annual meeting, Ignition Acquisition Holdings LP and Periphas are required to vote their shares of Series A Preferred Stock in favor of the eight director nominees who are also being voted on by holders of common stock, in favor of the Say on Pay proposal, in favor of the amendment and restatement of the Omnibus Plan and for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2021, as described in these proxy materials. Ignition Acquisition Holdings LP and Periphas are entitled to vote at their discretion on the other proposals described in this proxy statement.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: *Stockholder of Record.* If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer & Trust Company, LLC, you are considered a "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person online during the 2021 annual meeting.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or other nominee, you hold your shares in "street name" and are considered a "beneficial owner" with respect to those shares. These proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote your shares and are also invited to attend the 2021 annual meeting.

Q: **How can I vote my shares and participate at the 2021 annual meeting?**

A: Stockholders may participate in the 2021 annual meeting by visiting the following website: www.virtualshareholdermeeting.com/KAR2021. To participate in the 2021 annual meeting, you will need the 16-digit control number provided on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Shares held directly in your name as the stockholder of record may be voted online during the 2021 annual meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted online at the 2021 annual meeting. If you choose to vote your shares online during the 2021 annual meeting, please follow the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/KAR2021. You will need the control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

If you hold both common stock and Series A Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Preferred Stock" below.

Even if you plan to attend the 2021 annual meeting, the Company strongly recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the 2021 annual meeting. See "How can I vote my shares without attending the 2021 annual meeting?" below.

The 2021 annual meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:45 a.m. Eastern Daylight Time.

We are holding the 2021 annual meeting online and providing Internet voting to provide expanded access and to allow you to vote your shares online during the annual meeting, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q: **What if I hold both common stock and Series A Preferred Stock?**

A: Some of our stockholders may hold both common stock and Series A Preferred Stock. If you are a holder of both common stock and Series A Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted.

Q: **How can I vote my shares without attending the 2021 annual meeting?**

A: Whether you hold your shares directly as the stockholder of record or beneficially in street name, you may vote *without attending* the 2021 annual meeting in one of the following manners:

By Internet. Go to www.proxyvote.com and follow the instructions. You will need the control number included on your proxy card or voting instruction form;

By Telephone. Dial 1-800-690-6903. You will need the control number included on your proxy card or voting instruction form; or

By Mail. Complete, date and sign your proxy card or voting instruction form and mail it using the enclosed, pre-paid envelope.

If you vote on the Internet or by telephone, you do not need to return your proxy card or voting instruction form. Internet and telephone voting for stockholders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time, on June 3, 2021.

Q: **If I am an employee holding shares pursuant to the ESPP, how will my shares be voted?**

A: Employees holding stock acquired through the ESPP will receive a voting instruction form covering all shares held in their individual account from Fidelity, the plan record keeper. The record keeper for the ESPP will vote your shares (i) in accordance with the specific instructions on your returned voting instruction form; or (ii) in its discretion, if you return a signed voting instruction form with no specific voting instructions.

Q: What is the quorum requirement for the 2021 annual meeting?

A: A quorum of stockholders is necessary to hold the 2021 annual meeting. A quorum at the 2021 annual meeting exists if stockholders entitled to cast a majority of the votes entitled to be cast at the 2021 annual meeting are present in person or represented by proxy. Abstentions and broker non votes are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker, bank or other nominee is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Q: What happens if I do not give specific voting instructions?

A: *Stockholder of Record.* If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2021 annual meeting.

Beneficial Owner. If you are a beneficial owner of shares and do not provide the organization (e.g., broker, bank or other nominee) that holds your shares in "street name" with specific voting instructions, the organization that holds your shares may generally vote in its discretion on "routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on "non-routine" matters, such organization cannot vote your shares and will inform the inspector of election that it does not have the authority to vote on these matters with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, we urge you to give voting instructions to your broker, bank or other nominee. Shares represented by such broker non-votes will be counted in determining whether there is a quorum. Because broker non-votes are not considered shares entitled to vote, they will have no effect on the outcome of any proposal other than reducing the number of shares present in person or by proxy and entitled to vote from which a majority is calculated.

- **Routine Matters.** The ratification of the appointment of KPMG as our independent registered public accounting firm for 2021 (Proposal No. 5) is considered a routine matter under applicable rules. A broker, bank or other nominee may generally vote on routine matters, and therefore no broker non votes will exist in connection with Proposal No. 5.

- **Non Routine Matters.** The election of directors (Proposals No. 1 & 2), the advisory vote to approve executive compensation (Proposal No. 3), and the approval of amending and restating our Omnibus Plan (Proposal No. 4), are each considered "non routine" matters under applicable rules are considered non routine matters under applicable rules. A broker, bank or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non votes on Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4.

Q: What does it mean if I receive more than one proxy card or voting instruction form?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction forms you receive.

Q: Who will count the vote?

A: The votes will be counted by the inspector of elections appointed for the 2021 annual meeting.

Q: Can I revoke my proxy or change my vote?

A: Yes. You may revoke your proxy or change your voting instructions at any time prior to the vote at the 2021 annual meeting by:

- providing written notice of revocation to the Secretary of the Company at 11299 North Illinois Street, Carmel, Indiana 46032;

- delivering a valid, later-dated proxy or a later-dated vote on the Internet or by telephone; or

- attending the 2021 annual meeting online and voting during the meeting, which will automatically cancel any proxy previously granted.

KAR GLOBAL

Please note that your attendance at the 2021 annual meeting alone will not cause your previously granted proxy to be revoked unless you vote online during the 2021 annual meeting. If you wish to revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken. Shares held in street name may be voted by you online during the 2021 annual meeting only if you obtain a signed proxy from the record holder giving you the right to vote such shares.

Q: **Who will bear the cost of soliciting proxies for the 2021 annual meeting?**

A: The Company pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy materials as beneficial owners of our common stock. The Company's directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

Q: **Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?**

A: This year, we are again taking advantage of the SEC rules that allow us to furnish our proxy materials over the Internet. As a result, most of our stockholders will be mailed a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a full paper set of the proxy materials. The Notice includes information on how to access the proxy materials via the Internet as well as how to vote via the Internet. We believe this method of delivery will decrease printing and shipping costs, expedite distribution of proxy materials to you, and reduce our impact on the environment. Stockholders who receive the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

Q: **I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?**

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we may deliver a single copy of the Notice and, if applicable, this proxy statement and the Company's Annual Report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders.

This procedure reduces our printing and mailing costs and also reduces our impact on the environment. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, a separate copy of the Notice or this proxy statement and the Company's Annual Report, as requested, will be promptly delivered to any stockholder at a shared address to which we delivered a single copy of any of these documents. If you prefer to receive separate copies of the Notice, the proxy statement or Annual Report, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

If you are a stockholder of record and are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please notify us by contacting Broadridge Financial Solutions, Inc. using the mailing address and phone number above. Stockholders who hold shares in "street name" may contact their broker, bank or other nominee to request information about householding.

Q: **How can I obtain a copy of KAR's Annual Report on Form 10-K?**

A: Copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC, are available to stockholders free of charge on our website at www.karglobal.com under the "Investor Relations" tab, or by writing to KAR Auction Services, Inc., Investor Relations, 11299 North Illinois Street, Carmel, Indiana 46032.

Q: **Where can I find the voting results of the 2021 annual meeting?**

A: KAR will announce preliminary voting results at the 2021 annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the 2021 annual meeting.

Q: How can I attend the 2021 annual meeting?

A: The 2021 annual meeting will be a completely virtual meeting of stockholders, which will be conducted through a live audio webcast. There will be no physical meeting location. You are entitled to participate in the annual meeting only if you were a Company stockholder as of the close of business on April 9, 2021 or if you hold a valid proxy for the annual meeting.

You will be able to attend the 2021 annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2021. You also will be able to vote your shares online during the annual meeting.

To participate in the 2021 annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. Instructions on how to attend and participate in our online meeting, including how to demonstrate proof of stock ownership, are posted on the meeting website.

The meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 8:45 a.m., Eastern Daylight Time, and you should allow ample time to log in to the meeting and test your device's audio capabilities prior to the start of the meeting.

The webcast will be available for replay until midnight on June 3, 2022.

Q: What if I have technical difficulties or trouble accessing the meeting?

A: If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/KAR2021.

KAR AUCTION SERVICES, INC.
AMENDED AND RESTATED
2009 OMNIBUS STOCK AND INCENTIVE PLAN,
AS AMENDED AND RESTATED JUNE 4, 2021

Section 1.   Purpose of Plan.

The name of the Plan is the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan (the ''*Plan*''). The purpose of the Plan is to provide an additional incentive to selected management employees, directors, independent contractors, and consultants of the Company or its Affiliates (as hereinafter defined) whose contributions are essential to the growth and success of the Company's business, in order to strengthen the commitment of such persons to the Company and its Subsidiaries, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company. To accomplish such purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing.

Section 2.   Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   ''*Administrator*'' means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b)   ''*Affiliate*'' means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

(c)   ''*Award*'' means any Option, Share Appreciation Right, Restricted Share, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(d)   ''*Award Agreement*'' means any written agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(e)   ''*Bylaws*'' mean the amended and restated bylaws of the Company, as may be amended and/or restated from time to time.

(f)   ''*Beneficial Owner*'' (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g)   ''*Board*'' means the Board of Directors of the Company.

(h)   ''*Cause*'' shall have the meaning assigned to such term in any individual employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define ''Cause,'' then ''Cause'' shall mean (*i*) the refusal or neglect of the Participant to perform substantially his or her employment-related duties, (*ii*) the Participant's personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (*iii*) the Participant's indictment for, conviction of or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his or her willful violation of any applicable law (other than a traffic violation or other offense or violation outside of the course of employment which in no way adversely affects the Company and its Subsidiaries or their reputation or the ability of the Participant to perform his or her employment-related duties or to represent the Company or any Subsidiary of the Company that employs such Participant), (*iv*) the Participant's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any of its Subsidiaries, (*v*) any other act or conduct that would constitute cause for the termination of the Participant's employment under applicable law as interpreted by the courts of the jurisdiction in which the Participant is employed from time to time, *(vi)* a material breach by the Participant of any written policies or rules of the Company or its Subsidiaries as implemented from time to time, including any sexual harassment policy, or *(vii)* the Participant's material breach of any written covenant or agreement with the Company or any of its Subsidiaries not to disclose any information pertaining to the Company or such Subsidiary or not to compete or interfere with the Company or such Subsidiary.

(i)　"*Change in Capitalization*" means any (*i*) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (*ii*) dividend (whether in the form of cash, Common Stock or other property), stock split or reverse stock split, (*iii*) combination or exchange of shares, (*iv*) other change in corporate structure or (*v*) declaration of a special dividend (including a cash dividend) or other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(j)　"*Change in Control*" shall be deemed to have occurred if an event set forth in any one of the following paragraphs occurs following the Effective Date:

(1)　any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or any Affiliate thereof) representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or

(2)　the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)　there is consummated a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(4)　the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (*A*) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (*B*) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, to the extent required to avoid accelerated taxation and/or tax penalties under Code Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Code Section 409A.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k)   "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(l)   "*Committee*" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

(m)   "*Common Stock*" means the common stock of the Company having a par value $.01 per share.

(n)   "*Company*" means KAR Auction Services, Inc., a Delaware corporation (or any successor corporation, except as the term "Company" is used in the definition of "Change in Control" above).

(o)   "*Disability*" shall have the meaning assigned to such term in any individual employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define "Disability," Disability means, with respect to any Participant, that such Participant (*i*) as determined by the Administrator in its sole discretion, is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, or (*ii*) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(p)   "*Effective Date*" shall have the meaning set forth in Article 17 of the Plan.

(q)   "*Eligible Recipient*" means an employee, director, independent contractor or consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; *provided*, *however*, to the extent required to avoid the imposition of additional taxes under Code Section 409A, an Eligible Recipient means an employee, director, independent contractor or consultant of the Company or any Subsidiary of the Company who has been selected as an eligible participant by the Administrator.

(r)   "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(s)   "*Exercise Price*" means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award.

(t)   "*Fair Market Value*" as of a particular date shall mean the fair market value of a share of Common Stock as determined by the Administrator in its sole discretion; *provided*, *however*, that (*i*) if the Common Stock is admitted to trading on a national securities exchange, the fair market value of a share of Common Stock on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last day preceding such date on which a sale was reported, or (*ii*) if the shares of Common Stock are not then listed on the New York Stock Exchange, the average of the highest reported bid and lowest reported asked prices for the shares of Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market, or (3) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market or the value of such shares is not otherwise determinable, such value as determined by the Committee in good faith and in accordance with Code Section 409A.

(u)   "*Option*" means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof.

(v)   "*Other Cash-Based Award*" means a cash Award granted to a Participant under Section 10 hereof, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(w)   "*Other Share-Based Award*" means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares, restricted stock units, dividend equivalents or performance units, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(x)   "*Participant*" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 below, to receive grants of Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(y)   "*Performance Goals*" means performance goals based on one or more of the following criteria: (*i*) earnings, including one or more of operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (*ii*) pre-tax income or after-tax income; (*iii*) earnings per Share (basic or diluted); (*iv*) operating profit; (*v*) revenue, revenue growth or rate of revenue growth; (*vi*) return on assets (gross or net), return on investment, return on capital, or return on equity; (*vii*) returns on sales or revenues; (*viii*) operating expenses; (*ix*) stock price appreciation (including total stockholder return, on an absolute basis or relative to a peer group or other index selected by the Committee); (*x*) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (*xi*) implementation or completion of critical projects or processes; (*xii*) cumulative earnings per share growth; (*xiii*) operating margin or profit margin; (*xiv*) cost targets, reductions and savings, productivity and efficiencies; (*xv*) strategic business criteria, consisting of one or more objectively determinable objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (*xvi*) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (*xvii*) any other goals or objectives, as determined by the Committee, and (*xviii*) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Performance Goals may be equitably adjusted in recognition of unusual or non-recurring events affecting the Company or any Affiliate thereof or the financial statements of the Company or any Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles or any other reason.

(z) "*Person*" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (*i*) the Company or any Subsidiary thereof, (*ii*) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (*iii*) an underwriter temporarily holding securities pursuant to an offering of such securities, or (*iv*) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa) "*Restricted Shares*" means Shares granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period or periods.

(bb) "*Retirement*" means a termination of a Participant's employment, other than for Cause, on or after the attainment of age 65.

(cc) "*Shares*" means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(dd) "*Share Appreciation Right*" means the right pursuant to an Award granted under Section 8 below to receive an amount equal to the excess, if any, of (*i*) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (*ii*) the aggregate Exercise Price of such Award or such portion thereof.

(ee) "*Subsidiary*" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Exchange Act ("*Rule 16b-3*"). The Plan is intended to comply, and shall be administered in a manner that is intended to comply, with Code Section 409A and shall be construed and interpreted in accordance with such intent. To the extent that an Award, issuance and/or payment is subject to Code Section 409A, it shall be awarded and/or issued or paid in a manner that will comply with Code Section 409A, including any applicable regulations or guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto.

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1) to select those Eligible Recipients who shall be Participants;

(2) to determine whether and to what extent Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3) to determine the number of Shares to be covered by each Award granted hereunder;

(4) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (*i*) the restrictions applicable to Restricted Shares and the conditions under which restrictions applicable to such Restricted Shares shall lapse, (*ii*) the Performance Goals and periods applicable to Awards (if any), (*iii*) the Exercise Price of each Award, (*iv*) the vesting schedule and terms applicable to each Award, (*v*) the number of Shares subject to each Award and (*vi*) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(5) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options, Share Appreciation Rights, Restricted Shares or Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(6) to determine the Fair Market Value;

(7) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant's employment for purposes of Awards granted under the Plan;

(8) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable; and

(9) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4.   Shares Reserved for Issuance Under the Plan.

(a) Subject to Section 5 hereof, the number of shares of Common Stock that are reserved and available for issuance pursuant to Awards granted under the Plan is 7,256,275 shares. No Participant who is a non-employee director of the Company shall be granted Awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, and subject to adjustment as provided in Section 5 herein, exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for the Company's financial reporting purposes).

(b) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any Shares subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards. In applying the immediately preceding sentence, if (i) Shares otherwise issuable or issued in respect of, or as part of, any Award other than Options and Share Appreciation Rights are withheld to cover taxes, such Shares shall not be treated as having been issued under the Plan and shall again be available for issuance under the Plan, (ii) Shares otherwise issuable or issued in respect of, or as part of, any Award of Options or Share Appreciation Rights are withheld to cover taxes or the Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (iii) any Share-settled Share Appreciation Rights are exercised, the aggregate number of Shares subject to such Share Appreciation Rights shall be deemed issued under the Plan and shall not be available for issuance under the Plan. In addition, Shares tendered to exercise outstanding Options or other Awards or to cover applicable taxes on Awards of Options and Share Appreciation Rights shall not be available for issuance under the Plan, but Shares tendered to cover applicable taxes on Awards other than Options and Share Appreciation Rights shall be available for issuance under the Plan. Shares repurchased on the open market with the proceeds of an Option exercise shall not again be made available for issuance under the Plan.

(c) Any Awards under the Plan that settle in Shares (other than such Awards representing a maximum of five percent (5%) of the Shares reserved for issuance under the Plan, as adjusted pursuant to Section 5 herein) shall be granted subject to a minimum time-vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date.

Section 5. Equitable Adjustments.

(a) In the event of any Change in Capitalization (including a Change of Control), an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (*i*) the aggregate number of shares of Common Stock reserved for issuance under the Plan, (*ii*) the kind and number of securities subject to, and the Exercise Price of any outstanding Options and Share Appreciation Rights granted under the Plan, (*iii*) the kind, number and purchase price of shares of Common Stock, or the amount of cash or amount or type of other property, subject to outstanding Restricted Shares, restricted stock units, share bonuses, Other Cash-Based Awards and Other Share-Based Awards granted under the Plan or *(iv)* the Performance Goals and performance periods applicable to any Awards granted under the Plan; *provided*, *however*, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

(b) Without limiting the generality of the foregoing, in connection with a Change in Capitalization (including a Change of Control), the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, reduced by the aggregate Exercise Price thereof, if any; *provided*, *however*, that if the Exercise Price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Board may cancel such Award without the payment of any consideration to the Participant.

The determinations made by the Administrator or the Board, as applicable, pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7. Options.

(a) *General.* Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. Each Option granted hereunder is intended to be a non-qualified Option and is not intended to qualify as an "incentive stock option" within the meaning of Code Section 422.

(b) *Exercise Price.* The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant.

(c) *Option Term.* The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d) *Exercisability.* Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of preestablished Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(e) *Method of Exercise.* Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (*i*) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (*ii*) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (*iii*) any other form of consideration approved by the Administrator and permitted by applicable law or (*iv*) any combination of the foregoing.

(f) *Rights as Shareholder.* A Participant shall have no rights to dividends or any other rights of a shareholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 15 hereof.

(g) *Termination of Employment or Service.*

(1) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate for any reason other than Cause, Retirement, Disability, or death, (*A*) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination, on which date they shall expire, and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The ninety (90) day period described in this Section 7(g)(1) shall be extended to one (1) year after the date of such termination in the event of the Participant's death during such ninety (90) day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(2) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate on account of Retirement of the Participant, (*A*) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(3) In the event of the termination of a Participant's employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(4) Notwithstanding anything to the contrary in an Award Agreement, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Options held by the Participant shall immediately vest in full (to the extent not previously vested) and all outstanding Options shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire; *provided*, *however*, that any of the foregoing Options whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Option and will thereafter be exercisable for one year following the date, if any, that such Performance Goal is satisfied in accordance with the terms of the Option. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(h) *Other Change in Employment Status.* An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status of an Participant, in the discretion of the Administrator.

Section 8. Share Appreciation Rights.

(a) *General.* Share Appreciation Rights may be granted either alone ("*Free Standing Rights*") or in conjunction with all or part of any Option granted under the Plan ("*Related Rights*"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Share Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Share Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of Common Stock on the date of grant. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) *Exercise Price.* The Exercise Price of Shares purchasable under a Share Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Share Appreciation Rights be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(c) *Awards; Rights as Shareholder.* The prospective recipient of a Share Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has executed an Award Agreement and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Share Appreciation Rights shall have no rights as shareholders of the Company with respect to the grant or exercise of such rights.

(d) *Exercisability.*

(1) Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

(e) *Payment Upon Exercise.*

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value

as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised, with the Administrator having the right to determine the form of payment.

(2)   A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised, with the Administrator having the right to determine the form of payment. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3)   Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Shares and cash).

(f)   *Termination of Employment or Service.*

(1)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2)   In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(3)   Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Free Standing Rights held by the Participant shall immediately vest in full (to the extent not previously vested) and all outstanding Free Standing Rights shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire; *provided*, *however*, that any of the foregoing Free Standing Rights whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Free Standing Right and will thereafter be exercisable for one year following the date, if any, that such Performance Goal is satisfied in accordance with the terms of the Free Standing Right. Notwithstanding the foregoing, no Free Standing Right shall be exercisable after the expiration of its term.

(g)   *Term.*

(1)   The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9. Restricted Shares.

(a)   *General.*   Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period (as defined in paragraph (c) of this Section 9), if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The provisions of the Restricted Shares need not be the same with respect to each Participant.

(b) *Awards and Certificates.* The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has executed an Award Agreement and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided below in Section 9(c), (*i*) each Participant who is granted an award of Restricted Shares may, in the Company's sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (*ii*) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company's sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c) *Restrictions and Conditions.* The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

(1) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant's termination of employment or service as a director, independent contractor or consultant to the Company or any Affiliate thereof, or the Participant's death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 12 hereof.

(2) Except as provided in Section 16 or in the Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to Restricted Shares during the Restricted Period, including the right to vote such shares and to receive any dividends declared with respect to such shares, subject to Section 11 hereof. Certificates for Shares of unrestricted Common Stock may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(3) The rights of Participants granted Restricted Shares upon termination of employment or service as a director, independent contractor, or consultant to the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(4) Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Restricted Shares held by the Participant shall immediately vest in full to the extent not previously vested; *provided, however*, that any of the foregoing Restricted Shares whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Award.

Section 10. Other Share-Based or Cash-Based Awards.

(a) The Administrator is authorized to grant Awards to Participants in the form of Other Share-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b)   Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Share-Based Awards held by the Participant shall immediately vest in full to the extent not previously vested; *provided, however*, that any of the foregoing Share-Based Awards whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Award.

Section 11.   Dividends and Dividend Equivalents.

Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest.

Section 12.   Vesting In Connection With a Change in Control.

(a)   Unless otherwise determined by the Administrator or as evidenced in an Award Agreement and except as provided in Section 12(b) below, in the event of the occurrence of a Change in Control, any unvested and outstanding Awards may be assumed or replaced by the Company or its successor with a substantially similar equity or cash incentive award and the same vesting terms as such unvested Award. Except as would otherwise result in adverse tax consequences under Section 409A of the Code, if (i) any unvested and outstanding Awards held by a Participant are assumed or replaced in such a Change in Control and such Participant's employment with the Company or its successor is terminated without Cause or by the Participant for Good Reason (as defined in the Participant's employment agreement with the Company, to the extent applicable), in each case prior to the second anniversary of the Change in Control or (ii) any unvested and outstanding Awards are not assumed or replaced by the Company or its successor upon such Change in Control, then (1) any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and (2) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at the target level of performance.

(b)   Notwithstanding anything to the contrary contained herein, unless otherwise determined by the Administrator or as evidenced in an Award Agreement or other agreement between the Company and a Participant, with respect to each Other Cash-Based Award granted to a Participant pursuant to the Company's annual incentive plan or program, in the event that a Change in Control occurs during an annual performance period, each Participant shall be entitled to receive on the date of the Change in Control a payment with respect to such annual incentive award calculated based on the actual performance of the applicable Performance Goals through the date of the Change in Control, as determined by the Administrator in its discretion, pro-rated based on the number of days of the annual performance period that have elapsed prior to and including the date of the Change in Control.

Section 13.   Amendment and Termination.

The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. Approval of the Company's shareholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other applicable law.

Subject to the terms and conditions of the Plan, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised). Except as provided in Section 5, the Administrator will not, however, modify any outstanding Option or Share Appreciation Right so as to specify a lower Exercise Price or grant price (and will not cancel an Option or Share Appreciation Right and substitute for it an Option or Share Appreciation Right with a lower Exercise Price or grant price), without the approval of the Company's shareholders. In addition, except as provided in Section 5, the Administrator may not cancel an outstanding Option or Share Appreciation Right whose Exercise Price or grant price is equal to or greater than the current Fair Market Value of a Share and substitute for it another Award or cash payment without the prior approval of the Company's shareholders. Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14. Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 15. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal and/or state income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind required by law to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of Shares or by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the federal, state and local taxes to be withheld and applied to the tax obligations. Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award.

Section 16. Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "*Transfer*") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void *ab initio*, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant's guardian or legal representative.

Section 17. Continued Employment.

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 18.   Effective Date.

The Effective Date of the Plan, as amended and restated, is June 4, 2021.

Section 19.   Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may remain outstanding beyond that date.

Section 20.   Code Section 409A.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Code Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Code Section 409A. Any payments described in the Plan that are due within the "short term deferral period" as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Code Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or upon the Participant's death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Code Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Code Section 409A and makes no undertaking to preclude Code Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Code Section 409A.

Section 21.   Erroneously Awarded Compensation.

The Plan and all Awards issued hereunder shall be subject to any compensation recovery policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governances practices, as such policy may be amended from time to time.

Section 22.   Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.